PROSPECTUS

                                     [LOGO]

                               OFFER TO EXCHANGE
                 ITS 9 3/8% SENIOR SUBORDINATED NOTES DUE 2007,
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
  FOR ANY AND ALL OF ITS OUTSTANDING 9 3/8% SENIOR SUBORDINATED NOTES DUE 2007

                               ------------------

THE EXCHANGE NOTES

    - The terms of the notes Park Place Entertainment Corporation is issuing will be substantially identical to the outstanding notes that we issued on February 22, 2000, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes.

    - Interest on the notes will accrue at the rate of 9 3/8% per year, payable semi-annually on each February 15 and August 15, beginning August 15, 2000, and the notes will mature on February 15, 2007.

    - The notes will be unsecured and will rank equally with our other subordinated debt and junior with senior debt. The notes will effectively rank junior to all liabilities of our subsidiaries.

    - We may redeem the notes at any time prior to their maturity at the redemption prices described more fully in this prospectus.

MATERIAL TERMS OF THE EXCHANGE OFFER

    - The exchange offer expires at 5:00 p.m., New York City time, on June 12, 2000, unless extended.

    - Our completion of the exchange offer is subject to customary conditions, which we may waive.

    - Upon our completion of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of notes that are registered under the Securities Act of 1933.

    - Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

    - The exchange of registered notes for outstanding notes will not be a taxable exchange for U.S. Federal income tax purposes.

    - We will not receive any proceeds from the exchange offer.

    FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THIS EXCHANGE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE MISSISSIPPI GAMING COMMISSION, THE NEW JERSEY CASINO CONTROL COMMISSION, THE INDIANA GAMING COMMISSION, NOR ANY STATE SECURITIES COMMISSION OR OTHER GAMING AUTHORITY, HAS PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE NOTES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 9, 2000.

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AS IF WE HAD AUTHORIZED IT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, NOR DOES THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Documents Incorporated by Reference.........................     ii

Available Information.......................................     ii

Market Data.................................................    iii

Summary.....................................................      1

Risk Factors................................................     10

Forward-Looking Statements..................................     15

Use of Proceeds.............................................     16

Capitalization..............................................     17

Unaudited Pro Forma Condensed Financial Statements..........     18

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     21

Business and Properties.....................................     31

Regulation and Licensing....................................     39

Description of Other Indebtedness...........................     61

The Exchange Offer..........................................     62

Description of the Exchange Notes...........................     74

Material Federal Income Tax Consequences of the Exchange....     88

Plan of Distribution........................................     89

Legal Matters...............................................     90

Experts.....................................................     90

Index to Financial Statements...............................    F-1

                      DOCUMENTS INCORPORATED BY REFERENCE

    The Securities and Exchange Commission (the "Commission") allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in the documents filed with the Commission prior to the date of this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we file later with the Commission will automatically update the information incorporated by reference and the information in this prospectus.

    We incorporate by reference the following documents we have filed with the
Commission:

    1.  Annual Report on Form 10-K for the year ended December 31, 1999;

    2. Proxy Statement for the Annual Meeting filed with the Commission on March 29, 2000;

    3. Current Reports on Form 8-K filed with the Commission on January 7, 2000, February 11, 2000 and March 30, 2000; and

    4. All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of the offering.

    You may request a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference, by writing or telephoning us at the following address:

                               Investor Relations
                      Park Place Entertainment Corporation
                           3930 Howard Hughes Parkway
                            Las Vegas, Nevada 89109
                                 (702) 699-5000

    TO OBTAIN TIMELY DELIVERY OF DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, YOU MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER. THE EXCHANGE OFFER WILL EXPIRE ON JUNE 12, 2000, UNLESS EXTENDED.

    You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

                             AVAILABLE INFORMATION

    This prospectus is part of a registration statement on Form S-4 that we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

    We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy and information statements and other information with the Commission. You may read any copy any reports, proxy and information statements and other information we file at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional
Offices: 7 World

Trade Center, 14th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of such material from the Commission by mail at prescribed rates. You should direct requests to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a website (http:/www.sec.gov) that contains the reports, proxy statements and other information filed by the us. Our common stock is listed on the New York Stock Exchange. You may inspect information filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

                                  MARKET DATA

    Market data used throughout this prospectus including information relating to our relative position in the casino and gaming industry is based on our good faith estimates, which estimates we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS, INCLUDING THE FINANCIAL DATA AND RELATED NOTES AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. THE TERMS "PARK PLACE," "WE," "OUR," AND "US," AS USED IN THIS PROSPECTUS REFER TO PARK PLACE ENTERTAINMENT CORPORATION AND ITS SUBSIDIARIES AS A COMBINED ENTITY, EXCEPT WHERE IT IS CLEAR THAT THE TERMS MEAN ONLY PARK PLACE ENTERTAINMENT CORPORATION. THE TERM "OLD NOTES" REFERS TO OUR OUTSTANDING 9 3/8% SENIOR SUBORDINATED NOTES DUE 2007 THAT WE ISSUED ON
FEBRUARY 22, 2000 AND THAT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT. THE TERM "EXCHANGE NOTES" REFERS TO THE 9 3/8% SENIOR SUBORDINATED NOTES DUE 2007 OFFERED PURSUANT TO THIS PROSPECTUS. THE TERM "NOTES" REFERS TO THE OLD NOTES AND THE EXCHANGE NOTES COLLECTIVELY.

                      PARK PLACE ENTERTAINMENT CORPORATION

    We are the largest gaming company in the world, as measured by casino square footage and revenues. On December 29, 1999, we acquired all of the outstanding stock of Caesars World, Inc., a wholly-owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., and all of Starwood's interests in several other gaming entities for approximately $3.0 billion in cash. We refer in this prospectus to all of the interests we acquired collectively as "Caesars." We are currently the only gaming company with a significant presence in Nevada, New Jersey and Mississippi, the three largest U.S. gaming markets. We have approximately
2 million square feet of gaming space and approximately 28,400 hotel rooms. We operate our properties as a collection of premier brand names that includes Caesars, Bally's, Flamingo, Grand, Hilton and Conrad. We believe our casino hotels are leading establishments with respect to location, size, facilities, physical condition, quality and variety of services offered in the areas in which they are located. We currently own or operate:

    - 12 land-based casinos in the U.S.;

    - five dockside casinos in the U.S.;

    - two riverboat casinos in the U.S.;

    - two land-based casinos in Australia;

    - one land-based casino in Uruguay;

    - three land-based casinos in Canada;

    - one land-based casino in South Africa; and

    - two cruise ship-based casinos.

    Our properties as of March 1, 2000 are listed below.

                                                       APPROXIMATE                      APPROXIMATE
                                                        NUMBER OF     YEAR ACQUIRED/   CASINO SQUARE
NAME AND LOCATION                                      ROOMS/SUITES       OPENED        FOOTAGE(A)
-----------------                                      ------------   --------------   -------------
DOMESTIC CASINOS
NEVADA
    Flamingo Hilton Las Vegas........................      3,626           1971             81,000
    Las Vegas Hilton.................................      2,944           1971            100,000
    Paris Las Vegas(b)...............................      2,916           1999             85,000
    Bally's Las Vegas................................      2,814           1996             83,000
    Caesars Palace...................................      2,454           1999            125,000
    Reno Hilton......................................      2,003           1992            114,000
    Flamingo Hilton Laughlin.........................      1,912           1990             58,000
    Flamingo Hilton Reno(c)..........................        604           1981             46,000
    Caesars Tahoe(d).................................        440           1999             41,000
NEW JERSEY
    Bally's Park Place...............................      1,246           1996            155,000
    Caesars Atlantic City............................      1,148           1999            120,000
    Atlantic City Hilton.............................        804           1996             60,000

                                                       APPROXIMATE                      APPROXIMATE
                                                        NUMBER OF     YEAR ACQUIRED/   CASINO SQUARE
NAME AND LOCATION                                      ROOMS/SUITES       OPENED        FOOTAGE(A)
-----------------                                      ------------   --------------   -------------
MISSISSIPPI
    Grand Casino Tunica..............................      1,356           1998            140,000
    Grand Casino Gulfport............................      1,001           1998            110,000
    Grand Casino Biloxi..............................        985           1998            135,000
    Bally's Saloon-Gambling Hall-Hotel...............        235           1996             40,000
    Sheraton Casino & Hotel..........................        134           1999             33,000
LOUISIANA
    Bally's Casino Lakeshore Resort(e)...............         --           1996             30,000
INDIANA
    Caesars Indiana(f)(g)............................         --           1999             90,000
DELAWARE
    Dover Downs(h)...................................         --           1999             25,000
INTERNATIONAL CASINOS
AUSTRALIA
    Conrad Jupiters, Gold Coast(i)...................        609           1985             70,000
    Conrad International Treasury Casino,
      Brisbane(i)....................................        136           1995             65,000
URUGUAY
    Conrad International Punta del Este Resort and
      Casino(j)......................................        300           1997             38,000
CANADA
    Windsor Casino(k)................................        389           1999            100,000
    Casino Nova Scotia Sydney(l).....................         --           1999             16,000
    Casino Nova Scotia Halifax(l)(m).................        350           1999             20,000
SOUTH AFRICA
    Caesars Gauteng(n)...............................         80           1999             65,000
CAESARS AT SEA
    S.S. Crystal Harmony(o)..........................         --           1999              3,850
    S.S. Crystal Symphony(o).........................         --           1999              5,000
                                                          ------                         ---------
        Total........................................     28,486                         2,053,850
                                                          ======                         =========

------------------------

 (a) Includes square footage attributable to our race and sports books.

 (b) This property opened on September 1, 1999.

 (c) In December 1999, we entered into a definitive agreement to sell the Flamingo Hilton Reno. The sale is expected to close by June 30, 2000.

 (d) We lease the building that houses the hotel and casino and lease the underlying land under a long-term ground and structure lease.

 (e) We have a 49.9% ownership interest and manage this property.

 (f) We manage Caesars Indiana and own an 82% interest in a joint venture that owns this property.

 (g) We plan to construct a 500-room hotel tower at Caesars Indiana in 2000.

 (h) We provide management services to the casino at the Dover Downs racetrack in Delaware.

 (i) We have a 19.9% ownership interest and manage this property.

 (j) We have a 46.4% ownership interest and manage this property.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

 (k) We have a 50% interest in Windsor Casino Limited, which operates the Casino Windsor. The Province of Ontario owns the complex.

 (l) We have a 95% interest in Metropolitan Entertainment Group, which owns and operates the two properties on behalf of the Nova Scotia Gaming Corporation pursuant to an operating contract.

 (m) This property currently operates a 20,000 square foot temporary casino, while the 33,000 square foot permanent casino is under construction.

 (n) We have a 25% interest in a joint venture that owns Caesars Gauteng and a 50% interest in a joint venture that manages Caesars Guateng.

 (o) We operate the Caesars Palace at Sea casinos on two Crystal Cruises, Inc. cruise ships, the Symphony and the Harmony, only while the ships are in international waters.

    Our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, and our telephone number is (702) 699-5000.

                              RECENT DEVELOPMENTS

RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2000.

    On May 2, 2000, we announced our results for the first quarter ended
March 31, 2000. Net income for the three months ended March 31, 2000 was $52 million or $0.17 per diluted share compared with net income of $45 million or $0.15 per diluted share for the prior year.

    We also reported that EBITDA (as defined) was $327 million for the three months ended March 31, 2000 compared to $193 million in the prior year and $276 million on a pro forma basis in the prior year including the results of Caesars which we acquired on December 29, 1999.

DEVELOPMENT OF INDIAN CASINO.

    Park Place entered into several agreements in April 2000 with the St. Regis Mohawk Nation. One agreement, for which Park Place paid $3 million, is for exclusive rights to develop a Class 2 or Class 3 casino project in the State of New York for a period of three years, or extended thereafter by mutual agreement. In the event such a casino project is developed, the parties also agreed to enter into a seven-year management agreement whereby Park Place will manage the casino and pay the tribe 70% of the net profits. The agreements are subject to the approval of the National Indian Gaming Commission.

    On May 1, 2000, Park Place announced that it had entered into a definitive agreement to acquire fifty acres of the Kutsher's Resort Hotel and Country Club in Sullivan County, New York, for approximately $250,000, with an option to purchase the remaining 1,400 acres for $65 million. The 50-acre site will be transferred in trust to the St. Regis Mohawk Tribal Council while regulatory approvals for the construction of a hotel/casino resort are obtained. Subject to such regulatory approvals, which include the Bureau of Indian Affairs, the National Indian Gaming Commission, and local zoning approvals, Park Place will develop and manage the hotel/casino under its agreements with the Mohawk Nation.

                         SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer........................  We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of
                                            old notes. As of the date of this prospectus,
                                            $500 million in aggregate principal amount of old notes
                                            are outstanding.

                                            We have registered the exchange notes under the
                                            Securities Act and they are substantially identical to
                                            the old notes, except for the elimination of some
                                            transfer restrictions, registration rights and
                                            liquidated damages provisions relating to the old notes.

Accrued Interest on the Exchange Notes and
  the Old Notes...........................  Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the
                                            old notes or, if no interest was paid on the old notes,
                                            from the date of issuance of the old notes, which was on
                                            February 22, 2000. Holders whose old notes are accepted
                                            for exchange will be deemed to have waived the right to
                                            receive any interest accrued on the old notes.

No Minimum Condition......................  We are not conditioning the exchange offer on the tender of any minimum principal amount of old notes.

Expiration Date...........................  The exchange offer will expire at 5:00 p.m., New York
                                            City time, on June 12, 2000, unless we decide to extend
                                            the exchange offer.

Withdrawal Rights.........................  You may withdraw your tender at any time prior to
                                            5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer..........  The exchange offer is subject to customary conditions, which we may waive. We currently anticipate that each of
                                            the conditions will be satisfied and that we will not
                                            need to waive any conditions. We reserve the right to
                                            terminate or amend the exchange offer at any time before
                                            the expiration date if any such condition occurs. For
                                            additional information, see "The Exchange Offer--Certain
                                            Conditions to the Exchange Offer."

Procedures for Tendering Old Notes........  If you are a holder of old notes who wishes to accept the exchange offer, you must:

                                            -  complete, sign and date the accompanying letter of
                                               transmittal, or a facsimile of the letter of
                                               transmittal, and mail or otherwise deliver the letter
                                               of transmittal, together with your old notes, to the
                                               exchange agent at the address set forth under "The
                                               Exchange Offer--Exchange Agent;" or

                                            -  arrange for The Depository Trust Company to transmit
                                               certain required information, including an agent's
                                               message forming part of a book-entry transfer in
                                               which you agree to be bound by the terms of the
                                               letter of transmittal, to the exchange agent in
                                               connection with a book-entry transfer.

                                            By tendering your old notes in either manner, you will
                                            be representing among other things, that:

                                            -  the exchange notes you receive pursuant to the
                                            exchange offer are being acquired in the ordinary course
                                               of your business;

                                            -  you are not participating, do not intend to
                                            participate, and have no arrangement or understanding
                                               with any person to participate, in the distribution
                                               of the exchange notes issued to you in the exchange
                                               offer; and

                                            -  you are not an "affiliate" of ours.

Special Procedures for Beneficial
  Owners..................................  If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or
                                            other nominee and you wish to tender your old notes in
                                            the exchange offer, you should contact the registered
                                            holder promptly and instruct it to tender on your
                                            behalf. If you wish to tender on your own behalf, you
                                            must, prior to completing and executing the letter of
                                            transmittal and delivering your old notes, either
                                            arrange to have your old notes registered in your name
                                            or obtain a properly completed bond power from the
                                            registered holder. The transfer of registered ownership
                                            may take considerable time.

Guaranteed Delivery Procedures............  If you wish to tender your old notes and time will not permit your required documents to reach the exchange
                                            agent by the expiration date, or the procedures for
                                            book-entry transfer cannot be completed on time, you may
                                            tender your old notes according to the guaranteed
                                            delivery procedures described in "The Exchange
                                            Offer--Procedures for Tendering Old Notes."

Acceptance of Old Notes and Delivery of
  Exchange Notes..........................  We will accept for exchange all old notes which are properly tendered in the exchange offer prior to
                                            5:00 p.m., New York City time, on the expiration date.
                                            The exchange notes issued in the exchange offer will be
                                            delivered promptly following the expiration date. For
                                            additional information, see "The Exchange
                                            Offer--Acceptance of Old Notes for Exchange; Delivery of
                                            Exchange Notes."

Use of Proceeds...........................  We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay for
                                            our expenses incident to the exchange offer.

Federal Income Tax Consequences...........  The exchange of exchange notes for old notes in the exchange offer will not be a taxable event for federal
                                            income tax purposes. For additional information, see
                                            "Material Federal Income Tax Consequences of the
                                            Exchange."

Effect on Holders of Old Notes............  As a result of this exchange offer, we will have fulfilled a covenant contained in the registration
                                            rights agreement dated as of February 22, 2000 among
                                            Park Place Entertainment Corporation and Merrill Lynch,
                                            Pierce, Fenner & Smith Incorporated and each of the
                                            other initial purchasers named in the agreement and,
                                            accordingly, there will be no increase in the interest
                                            rate on the old notes. If you do not tender your old
                                            notes in the exchange offer:

                                            -  you will continue to hold the old notes and will be
                                            entitled to all the rights and limitations applicable to
                                               the old notes under the indenture governing the
                                               notes, except for any rights under the registration
                                               rights agreement that terminate as a result of the
                                               completion of the exchange offer; and

                                            -  you will not have any further registration or
                                            exchange rights and your old notes will continue to be
                                               subject to restrictions on transfer. Accordingly, the
                                               trading market for untendered old notes could be
                                               adversely affected.

Exchange Agent............................  Norwest Bank Minnesota, N.A., is serving as exchange agent in connection with the exchange offer.

                         SUMMARY OF THE EXCHANGE NOTES

Issuer....................................  Park Place Entertainment Corporation.

Total Amount of Exchange Notes Offered....  Up to $500 million in principal amount of 9 3/8% senior subordinated notes due 2007.

Maturity..................................  February 15, 2007.

Interest..................................  9 3/8% per year.

Interest Payment Dates....................  February 15 and August 15, beginning August 15, 2000.

Optional Redemption.......................  We may redeem the exchange notes at any time at the redemption prices described in the "Description of the
                                            Exchange Notes" section under the subheading "Optional
                                            Redemption," plus accrued and unpaid interest to the
                                            redemption date.

Ranking...................................  The exchange notes will be our unsecured obligations.
                                            The exchange notes will rank equally with our other
                                            senior subordinated indebtedness and junior to all of
                                            our senior indebtedness. The exchange notes will
                                            effectively rank junior to all liabilities of our
                                            subsidiaries. Because the exchange notes are
                                            subordinated, in the event of our bankruptcy,
                                            liquidation or dissolution, holders of exchange notes
                                            will not receive any payment until holders of senior
                                            debt have been paid in full.

                                            As of December 31, 1999, after giving effect to the
                                            offering of the old notes, we would have had
                                            $5.6 billion of total indebtedness, of which
                                            $4.7 billion would have been senior indebtedness and
                                            $18 million would have been indebtedness of our
                                            subsidiaries.

Covenants.................................  The indenture governing the exchange notes will, among other things, limit our and our subsidiaries' ability
                                            to:

                                            -  enter into sale and lease-back transactions;

                                            -  incur liens on our assets to secure debt;

                                            -  merge or consolidate with another company; and

                                            -  transfer our assets substantially as an entirety.

                                            These covenants are subject to a number of important
                                            qualifications and exceptions which are described in the
                                            "Description of the Exchange Notes" section under the
                                            heading "Additional Covenants of Park Place" in this
                                            prospectus.

Use of Proceeds...........................  We will not receive any cash proceeds from the exchange offer.

                                  RISK FACTORS

    See "Risk Factors" for a discussion of the factors you should carefully consider before deciding to invest in the notes, including factors affecting forward-looking statements.

                SUMMARY PRO FORMA AND HISTORICAL FINANCIAL DATA

    In the following table, we are providing summary financial information to aid you in your analysis of the financial aspects of the Caesars acquisition, which occurred on December 29, 1999.

    The information presented below is a summary and you should read it together with our historical financial statements and those of Caesars and the related notes contained in this prospectus, the other financial information incorporated by reference in this prospectus and the information in "Unaudited Pro Forma Condensed Financial Statements."

SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The Park Place Pro Forma column in the table below is an illustration of the financial results that might have occurred if we had completed the Caesars acquisition on January 1, 1999.

    It is important to remember that this information is hypothetical, and does not necessarily reflect the financial performance that would have actually resulted if the Caesars transaction had been completed on January 1, 1999. It is also important to remember that this information does not necessarily reflect our future financial performance.

                                                                                        PARK PLACE
                                                              PARK PLACE   CAESARS(A)   PRO FORMA
                                                              ----------   ----------   ----------
                                                                         (IN MILLIONS)
YEAR ENDED DECEMBER 31, 1999
RESULTS OF OPERATIONS:
  Total revenue.............................................    $3,176       $1,428       $ 4,604
  Total operating income....................................       399          166           555

OTHER OPERATING DATA:
  EBITDA(b).................................................       778          348         1,126

------------------------

(a) Pro forma after giving effect to the acquisition of Caesars, assuming it occurred on January 1, 1999. Operating income for Caesars historical is before the Starwood management fee that terminated upon completion of the Caesars acquisition.

(b) EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening cost and non-cash items, which can be computed by adding depreciation, amortization, pre-opening costs and non-cash items to operating income. We have presented EBITDA supplementally because we believe it provides a more complete analysis of results of operations. We have excluded non-cash items, such as asset write-downs and impairment losses, from EBITDA as these items do not impact operating results on a recurring basis. Pre-tax non-cash charges totaled $26 million for the year ended December 31, 1999 and relate to the recognition of an impairment loss associated with the pending sale of a casino/hotel property. You should not consider EBITDA as an alternative to any measure of performance as promulgated under generally accepted accounting principles, such as operating income or income from continuing operations, nor should you consider it to be an indicator of our overall financial performance. Our calculations of EBITDA may be different from the calculations used by other companies and therefore comparability may be limited. After giving effect to the acquisition of Caesars, our pro forma depreciation and amortization was $496 million for the year ended December 31, 1999. Other non-cash items, including pre-opening costs and impairment losses totaled $75 million for the year ended December 31, 1999.

SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

    We derived the following historical information from our audited financial statements for 1995 through 1999.

                                                                           FISCAL YEARS ENDED OR AS OF
                                                                                  DECEMBER 31,
                                                                    -----------------------------------------
                                                           1999       1998       1997       1996       1995
                                                         --------   --------   --------   --------   --------
                                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
HISTORICAL
RESULTS OF OPERATIONS(A):
  Total revenue........................................  $ 3,176     $2,305     $2,153     $  970     $  942
  Total operating income...............................      399        302        201         92        165
  Income from continuing operations....................      138(b)     109         67(c)      36(d)      85
  Income from continuing operations per
    share--diluted.....................................  $   .45     $  .42     $  .25     $  .18     $  .44
OTHER OPERATING DATA(A):
  EBITDA(e)............................................  $   778     $  556     $  512     $  216     $  253
  Ratio of earnings to fixed charges...................      2.4x       2.7x       2.4x       2.1x       4.0x
BALANCE SHEET(F):
  Cash and equivalents, restricted cash and temporary
    investments........................................  $   346     $  382     $  234     $  232     $   38
  Total assets.........................................   11,151      7,174      5,630      5,364      1,350
  Total debt...........................................    5,624      2,472      1,306      1,278        549
  Total stockholders' equity...........................    3,740      3,608      3,381      3,157        592

--------------------------

(a) Except for the year ended December 31, 1999, does not give effect to the Grand merger, which occurred on December 31, 1998, and does not give effect to the Caesars acquisition, which occurred on December 29, 1999.

(b) Includes an after-tax non-recurring charge totaling $17 million related to an impairment loss associated with the pending sale of a casino/hotel property.

(c) Includes after-tax non-recurring charges totaling $59 million related to the recognition of impairment losses related to a riverboat casino and an impairment loss and other costs associated with the closure of another riverboat casino.

(d) Includes after-tax non-recurring charges totaling $23 million, primarily related to the write-off of pre-opening expenses for a riverboat casino and losses associated with a planned relocation of another riverboat casino.

(e) EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, non-cash items and spin-off costs in 1998, which can be computed by adding depreciation, amortization, pre-opening costs, spin-off costs and non-cash items to operating income. We have presented EBITDA supplementally because we believe it provides a more complete analysis of results of operations. We have excluded non-cash items, such as asset write-downs and impairment losses and pre-opening costs from EBITDA as these items do not impact operating results on a recurring basis. Pre-tax non-cash charges totaled $26 million for the year ended December 31, 1999 and relate to an impairment loss associated with the pending sale of a casino/hotel property. Pre-tax non-cash charges totaled $16 million for the year ended December 31, 1998 and $96 million for the year ended December 31, 1997 and relate to the recognition of impairment losses on a riverboat casino and an impairment loss and other costs associated with the closure of another riverboat casino. Our pre-tax non-cash charges totaled $1 million for the year ended December 31, 1996 and relate to the write-down of an asset to estimated fair market value. You should not consider EBITDA as an alternative to any measure of performance as promulgated under generally accepted accounting principles, such as operating income or income from continuing operations, nor should you consider it to be an indicator of our overall financial performance. Our calculations of EBITDA may be different from the calculations used by other companies and therefore comparability may be limited. Our historical depreciation, amortization, pre-opening costs, non-cash items and spin-off costs for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 totaled $379 million, $254 million,
    $311 million, $124 million and $88 million respectively.

(f) Gives effect to the Grand merger as of December 31, 1998 and the Caesars acquisition as of December 29, 1999.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN THESE NOTES.

THE RIGHT TO RECEIVE PAYMENTS ON THE NOTES WILL BE JUNIOR TO SOME OF OUR EXISTING AND POSSIBLY ALL OF OUR FUTURE BORROWINGS.

    The notes will rank behind all of our existing and future senior debt, including the debt incurred under our revolving credit facilities. As of December 31, 1999, after giving effect to this offering, we would have had outstanding approximately $4.7 billion of senior debt, and approximately
$213 million available for borrowing as additional senior debt under our revolving credit facilities. In addition, our subsidiaries had approximately
$18 million of debt. The indenture governing the notes does not limit our ability to incur substantial additional senior debt, including under the revolving credit facilities. If we file for bankruptcy, liquidate or dissolve, our assets would be available to pay obligations on the notes only after we pay all of our senior debt. We may not have sufficient assets remaining to make any payments on the notes. In addition, if we default on our senior debt, we may be prohibited, under the terms of the notes, from making any payments on the notes. The term "senior debt," as it applies to the notes, is defined in "Description of the Exchange Notes--Certain Definitions."

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

    We have a significant amount of indebtedness. At December 31, 1999, including the incurrence of indebtedness to fund the purchase price of Caesars, we had total consolidated indebtedness of approximately $5.6 billion and stockholders' equity of approximately $3.7 billion.

    The notes will not restrict our ability to borrow substantial additional funds in the future nor do they provide holders any protection should we be involved in a highly leveraged transaction. If we add new indebtedness to our anticipated debt levels following or prior to the acquisition, it could increase the related risks that we face.

    Our substantial indebtedness could have important consequences to you. For example, it could:

    - limit our ability to satisfy our obligations with respect to the notes;

    - increase our vulnerability to general adverse economic and industry conditions;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate activities;

    - limit our flexibility in planning for, or reacting to, changes in our business and industry;

    - place us at a competitive disadvantage compared to other less leveraged competitors; and

    - limit our ability to borrow additional funds.

SERVICING OUR INDEBTEDNESS WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH AND OUR ABILITY TO GENERATE SUFFICIENT CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

    Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our credit facilities in the future will depend on our meeting the financial covenants in the agreements, including an interest coverage test and a leverage ratio test. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our financial condition, results of operations and ability to satisfy our obligations under the notes.

WE ARE A HOLDING COMPANY AND DEPEND ON THE BUSINESS OF OUR SUBSIDIARIES TO SATISFY OUR OBLIGATIONS UNDER THE NOTES.

    We are a holding company. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to pay our debts depends upon our subsidiaries' cash flow and their payment of funds to us. Our subsidiaries are not obligated to make funds available to us for payment on the notes or otherwise. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions and economic conditions. These payments may not be adequate to pay interest and principal on the notes when due. In addition, their ability to make payments to us depends on applicable law and debt instruments to which they or we are a party, which may include requirements to maintain minimum levels of working capital and other assets.

    The notes will effectively rank junior to all existing and future liabilities of our subsidiaries, including trade payables. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make any payments to us so that we can meet our obligations as the holding company, including our obligations to you under the notes. As of December 31, 1999, our subsidiaries had approximately $18 million of debt. The indenture governing the notes will not limit the ability of our subsidiaries to incur substantial additional debt.

WE MAY REQUIRE YOU TO DISPOSE OF YOUR NOTES OR REDEEM YOUR NOTES IF ANY GAMING AUTHORITY FINDS YOU UNSUITABLE TO HOLD THEM.

    We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with gaming laws to which we are subject, as more fully described in the sections entitled "Regulation and Licensing" and "Description of the Exchange Notes--Mandatory Disposition Pursuant to Gaming Laws."

LAKES GAMING, INC. MAY NOT BE ABLE TO SATISFY ITS INDEMNIFICATION OBLIGATIONS TO GRAND AND THIS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    In connection with Grand's spin-off of Lakes, Lakes and Grand agreed to indemnify each other for liabilities retained by them. Among other things, Lakes agreed to indemnify Grand for:

    - liabilities related to Stratosphere Corporation, in which Grand formerly had an ownership interest, including various lawsuits related to the bankruptcy of Stratosphere Corporation to which Grand and some of its current and former directors and officers are parties;

    - other liabilities relating to the non-Mississippi business of Lakes, such as tribal loan guarantees and real property lease guarantees; and

    - Grand's ongoing indemnification obligations to current and former directors and officers of Grand with respect to the foregoing.

    As security to support Lakes' indemnification obligations to Grand, Lakes agreed to irrevocably deposit, in trust for the benefit of Grand, as our wholly-owned subsidiary, an aggregate of $30 million, consisting of four annual installments of $7.5 million, during the four year period subsequent to

December 31, 1998. The first installment of $7.5 million was paid into the trust in December, 1999. Lakes' ability to satisfy this funding obligation is materially dependent upon:

    - the continued success of its operations;

    - any National Indian Gaming Commission review of the Lakes' Indian casino management contracts, including the assignment of these contracts to Lakes in the spin-off; and

    - the general risks inherent in the Lakes business.

    If Lakes fails to fund the trust, or otherwise satisfy its indemnification obligations to Grand, Grand would be required to satisfy any liabilities, which could, either individually or in the aggregate, have a material adverse effect on our business and results of operations.

    Lakes will bear the cost of defending itself, its current and former directors and officers, and Grand and its current and former officers and directors for any settlement of or judgment in the Stratosphere litigation. Although the Stratosphere lawsuits are in their early stages and Lakes plans to defend itself vigorously, the costs of defense and any settlement or judgment may have a material adverse effect on Grand if Lakes is unable to satisfy any of its obligations to Grand. In the Lakes Form 10-K for the period ended
January 2, 2000, Lakes reported that it had total assets of $183 million (including cash of $24 million) and total liabilities of $24 million at January 2, 2000.

    For additional information concerning legal proceedings related to Stratosphere, see "Business and Properties--Legal Proceedings" and Note 17 to our consolidated financial statements included in this prospectus.

THE GAMING INDUSTRY IS HIGHLY COMPETITIVE.

    To the extent that casino hotel room capacity is expanded by others in a city where our casino hotels are located, competition will increase. The completion of a number of room expansion projects and the opening of new casino hotels led to an approximate 10% increase in hotel capacity in Las Vegas in 1999 compared to 1998, thereby increasing competition in all segments of the Las Vegas market. Including Paris, three new mega-resorts opened in 1999. Our competitors have announced other projects in Las Vegas which, if completed, will add significant casino space and hotel rooms to this market. The new capacity additions to the Las Vegas market could adversely impact our future operating results. The business of our Nevada casino hotels might also be adversely affected if gaming operations of the type conducted in Nevada were to be permitted under the laws of other states, particularly California. Similarly, legalization of gaming operations in any jurisdiction located near Atlantic City, New Jersey, or the establishment of new large scale gaming operations on nearby Indian tribal lands, could adversely affect our Atlantic City casino hotels. In addition, the supply in the Gulf Coast region has recently increased with the opening of a new resort by a competitor. This increase in supply could have an adverse effect on our Gulf Coast properties. The expansion in any locale of riverboat gaming or casino gaming on Indian tribal lands could also impact our gaming operations. Gaming related referenda have been voted upon or are being proposed in several states which could materially adversely affect us.

GAMING REFERENDA HAVE BEEN VOTED ON OR ARE BEING PROPOSED IN MISSISSIPPI AND CALIFORNIA AND ADOPTION OF THESE REFERENDA COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    Voters in California approved Proposition Five, which was proposed by California Indian tribes in the November 3, 1998 election. This referendum sought to legalize games which several tribes operated in contravention of California and Federal law, which could lead to the expansion of gaming operations by California Indian tribes and could have a material adverse effect on our Nevada operations. A legal action was filed in California State court challenging the validity of Proposition Five under the California constitution. On December 2, 1998, the California Supreme Court issued an order staying implementation of Proposition Five. On August 23, 1999, the California Supreme Court issued its decision on Proposition Five, concluding that Proposition Five is invalid because it violates a state constitutional ban on Nevada-style casino gambling. On September 10, 1999, nearly 60 Indian tribes and California's Governor signed tribal-state agreements that would legalize casino-style gambling in California. The agreements are contingent on a constitutional amendment that would give tribes the right to offer a limited number of slot machines and a range of house-banked card games. On September 10, 1999, California lawmakers approved the constitutional amendment along with a separate measure ratifying the tribal-state agreements. On March 7, 2000, California voters approved this amendment. A number of Indian tribes have begun signing gaming compacts with the State of California. If the compacts are subsequently approved by the Federal government, casino-style gaming will be legal in California upon those tribal lands. At this time, we cannot determine the impact this will have on our Nevada casinos.

    In Mississippi, in three separate instances, referenda were proposed which, if approved, would have amended the Mississippi Constitution to ban gaming in Mississippi and would have required all currently legal gaming entities to cease operations within two years of the ban. All three of the proposed referenda have been ruled illegal by Mississippi state trial court judges because, among other reasons, each of the proposed referenda failed to include required information regarding the anticipated effect of such a ban on government revenues. The proponents of the most recent referendum filed a notice of appeal of the trial court ruling with the Mississippi Supreme Court, requesting expedited action on the matter. The Mississippi Supreme Court held hearings with respect to the matter on March 13, 2000 but did not issue any ruling or announce an anticipated date for its ruling. Any such referendum must be approved by the Mississippi Secretary of State and signatures of approximately 98,000 registered voters must be gathered and certified in order for such a proposal to be included on a statewide ballot for consideration by the voters. The next election for which the proponents could attempt to place such a proposal on the ballot would be in November 2002. It is likely at some point that a revised initiative will be filed which will adequately address the issues regarding the effect on government revenues of a prohibition of gaming in Mississippi. However, while it is too early in the process for us to make any predictions with respect to whether such a referendum will appear on a ballot or the likelihood of such a referendum being approved by the voters, if such a referendum were passed and gaming were prohibited in Mississippi, it would have a material adverse effect on us and our Mississippi gaming operations.

THE GAMING INDUSTRY IS HIGHLY REGULATED AND WE MUST ADHERE TO VARIOUS REGULATIONS AND MAINTAIN OUR LICENSES TO CONTINUE OUR OPERATIONS.

    The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations, and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. For a summary of gaming regulations that affect our business, see "Regulation and Licensing." The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

THE NATIONAL GAMBLING IMPACT STUDY COMMISSION'S RECOMMENDATIONS MAY ADVERSELY AFFECT THE GAMING INDUSTRY AND OUR OPERATIONS.

    A National Gambling Impact Study Commission has been established by the United States Congress to conduct a comprehensive study of the social and economic impact of gaming in the United States. On April 28, 1999, the National Commission voted to recommend that the expansion of gambling be curtailed. In June 1999, the National Commission issued a final report of its findings and conclusions, together with recommendations for legislative and administrative actions. Below are highlights of some of those recommendations:

    - Legal gaming should be restricted to those at least 21 years of age;

    - Betting on college and amateur sports should be banned;

    - The introduction of casino-style gambling at pari-mutuel racing facilities for the primary purpose of saving the pari-mutuel facility financially should be prohibited;

    - Internet gaming should be banned within the United States;

    - The types of gaming activities allowed by Indian tribes within a given state should not be inconsistent with the gaming activities allowed to other persons in that state; and

    - State, local and tribal governments should recognize that casino gaming provides economic development, particularly for economically depressed areas. The National Commission differentiated casino gaming from stand-alone slot machines (e.g., in convenience stores), Internet gaming and lotteries which the commission stated do not provide the same economic development.

Any additional regulation of the gaming industry which may result from the National Commission's report may have an adverse effect on the gaming industry, including us.

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THESE NOTES.

    We are offering the exchange notes to the holders of the old notes. The old notes were sold in February 2000 to a small number of institutional investors and are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected. We cannot assure you that this market will provide liquidity for you if you want to sell your old notes.

    We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. The exchange notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers of the old notes have advised us that they currently intend to make a market with respect to the exchange notes. However, they are not obligated to do so, and any market making activities may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer.

    The liquidity of, and trading market for, the exchange notes also may be adversely affected by changes in the market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

    As a result, you cannot be sure that an active trading market will develop for the exchange notes.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements. We intend for the words "believes," "anticipates," "expects," "intends," "interested in," "plans," "continues," "projects" and similar expressions to identify forward-looking statements. Forward-looking statements include, among other things, statements relating to our plans, strategies, properties and adequacy of resources under the headings "Summary," "Business and Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed under the heading "Risk Factors" in this prospectus and in our filings with the Securities and Exchange Commission and the following:

    - the effect of economic, credit and capital market conditions in general and on gaming companies in particular;

    - construction and development issues, including environmental restrictions, weather, soil conditions, building permits and zoning approvals;

    - our ability to successfully integrate Caesars' operations into ours;

    - the impact of competition, particularly from other gaming and hotel/gaming operations;

    - changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies;

    - litigation outcomes and judicial action; and

    - changes in customer demand.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

    We will not receive any proceeds from the exchange of the exchange notes for the old notes pursuant to the exchange offer.

    We used the aggregate net proceeds from the offering of the old notes, which were approximately $490 million after deducting fees and expenses associated with the offering, to repay a portion of the outstanding debt under our $1.0 billion 364-day revolving credit facility.

                                 CAPITALIZATION

    The following table sets forth our capitalization at December 31, 1999:

    - on a historical basis;

    - as adjusted after giving effect to the offering of the old notes.

    You should read this information together with "Use of Proceeds," "Unaudited Pro Forma Condensed Financial Statements" and the audited consolidated financial statements and related notes appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                  ($ IN MILLIONS)
CASH AND EQUIVALENTS AND RESTRICTED CASH....................   $   346      $   346
                                                               =======      =======
TOTAL CURRENT PORTION OF LONG-TERM DEBT.....................   $     8      $     8
                                                               =======      =======

LONG-TERM DEBT:
  Revolving credit facilities(a)............................   $ 3,888      $ 3,398
  7 3/8% senior notes due 2002(b)...........................       299          299
  7% senior notes due 2004(b)...............................       325          325
  7.95% senior notes due 2003...............................       298          298
  8 1/2% senior notes due 2006..............................       396          396
  7 7/8% senior subordinated notes due 2005.................       400          400
  9 3/8% senior subordinated notes due 2007.................        --          500
  Other.....................................................        18           18
    Less current portion of long-term debt..................        (8)          (8)
                                                               -------      -------
    Total long-term debt, net of current portion............     5,616        5,626
                                                               -------      -------

TOTAL STOCKHOLDERS' EQUITY..................................     3,740        3,740
                                                               -------      -------
TOTAL CAPITALIZATION........................................   $ 9,364      $ 9,374
                                                               =======      =======

------------------------

(a) On August 31, 1999, we entered into a new $2.0 billion 364-day revolving credit facility which replaced our prior $650 million 364-day revolving credit facility. In addition to the new $2.0 billion 364-day revolving credit facility, we entered into a $1.0 billion 364-day revolving credit facility which could be used only to provide funding for the Caesars acquisition. To fund the Caesars acquisition, we borrowed under our existing $1.5 billion five-year revolving credit facility, our new $2.0 billion 364-day revolving credit facility and our new $1.0 billion 364-day revolving credit facility. For additional information, see "Description of Other Indebtedness."

(b) In connection with our spin-off from Hilton, we assumed the payment obligations with respect to these outstanding Hilton notes which are net of unamortized discount.

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed statement of income is based upon our historical consolidated financial statements and those of Caesars World, Inc. ("Caesars") through December 29, 1999. You should read this pro forma financial information in connection with the historical financial statements included herein or previously filed.

    With respect to the acquisition of Caesars, the unaudited pro forma condensed statement of income for the year ended December 31, 1999 gives effect to:

    - our acquisition of Caesars applying the purchase method of accounting; and

    - adjustments that are directly attributable to the acquisition and anticipated to have a continuing impact.

    The pro forma condensed statement of income reflecting the acquisition assumes we completed the Caesars acquisition on January 1, 1999.

    A pro forma condensed balance sheet is not presented as the acquisition was completed on December 29, 1999 and accordingly the Caesars transaction is reflected in our audited balance sheet as of December 31, 1999. Our audited balance sheet is located on page F-3 of this prospectus. For additional information regarding the Caesars' acquisition, see Note 3 to our consolidated financial statements included in this prospectus.

    We have prepared the unaudited pro forma condensed financial statement based upon currently available information and assumptions that we have deemed appropriate. This pro forma information may not be indicative of what actual results would have been, nor does the data purport to represent our and Caesars' combined financial results for future periods.

    For the purpose of preparing this pro forma financial statement, we will undertake a study to establish the fair value of the acquired assets and liabilities of Caesars. The allocation of the purchase price to the assets and liabilities acquired reflected in this pro forma financial data is preliminary. Accordingly, the actual financial position and results of operations may differ from these pro forma amounts.

    The following table sets forth the calculation of the purchase price of Caesars and the preliminary allocation as of December 31, 1999.

                                                              (IN MILLIONS)
                                                              -------------
Purchase Price..............................................      $3,005
Transaction costs and expenses..............................          59
                                                                  ------
                                                                  $3,064
                                                                  ======

    The preliminary allocation of the pro forma purchase price is as follows:

                                                              (IN MILLIONS)
                                                              -------------
Property and equipment......................................      $2,572
Goodwill....................................................         641
Other, net..................................................        (149)
                                                                  ------
                                                                  $3,064
                                                                  ======

    We are currently in the process of allocating the purchase price among the assets to be acquired and the liabilities assumed. The final purchase price and its allocation will be based on independent appraisals, discounted cash flows, quoted market prices and estimates by management and is expected to be completed within one year following the Caesars acquisition.

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                    PARK PLACE    CAESARS      PRO FORMA    PARK PLACE
                                                    HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                    ----------   ----------   -----------   ----------
Revenues
  Casino..........................................    $2,269       $1,065        $  --        $3,334
  Rooms...........................................       392          116           --           508
  Food and beverage...............................       287          109           --           396
  Other revenue...................................       228          138           --           366
                                                      ------       ------        -----        ------
                                                       3,176        1,428           --         4,604
                                                      ------       ------        -----        ------

Expenses
  Casino..........................................     1,200          617           --         1,817
  Rooms...........................................       142           34           --           176
  Food and beverage...............................       268           99           --           367
  Other expenses..................................       752          330           --         1,082
  Depreciation and amortization...................       306          180           37 (a)
                                                                                   (27)(b)       496
  Pre-opening expense.............................        47            2           --            49
  Impairment losses and other.....................        26           --           --            26
  Corporate expense...............................        36           --           --            36
                                                      ------       ------        -----        ------
                                                       2,777        1,262           10         4,049
                                                      ------       ------        -----        ------
Operating income..................................       399          166          (10)          555

  Starwood management fee.........................        --          (32)          32 (c)        --
  Interest and dividend income....................        11           --           --            11
  Interest expense and other, net.................      (146)         (57)        (251)(d)
                                                                                    51 (e)      (403)
  Interest expense, net from unconsolidated
    affiliates....................................       (11)          --           --           (11)
                                                      ------       ------        -----        ------
  Income before income taxes and minority
    interest......................................       253           77         (178)          152
  Provision for income taxes......................       113           44          (65)(f)        92
  Minority interest, net..........................         2           (4)          --            (2)
                                                      ------       ------        -----        ------
Income from continuing operations.................    $  138       $   37        $(113)       $   62
                                                      ======       ======        =====        ======
Basic earnings per share..........................    $ 0.46                                  $ 0.20
                                                      ======                                  ======
Diluted earnings per share........................    $ 0.45                                  $ 0.20
                                                      ======                                  ======
Basic weighted average shares outstanding.........       303                                     303
                                                      ======                                  ======
Diluted weighted average shares outstanding.......       309                                     309
                                                      ======                                  ======

                                                   (FOOTNOTES ON FOLLOWING PAGE)

           NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

    The following pro forma adjustments have been made to the unaudited pro forma statement of income for the year ended December 31, 1999:

(a) Reflects the adjustment to depreciation expense due to the revaluation of the acquired property and equipment resulting from the allocation of the purchase price of Caesars. This adjustment also reflects the increase in expense due to amortization of goodwill arising from our purchase of Caesars. Goodwill is to be amortized over 40 years.

(b) Reflects the elimination of the amortization of Caesars' historical goodwill.

(c) Reflects the elimination of the intercompany management fee charged by Starwood.

(d) Reflects additional interest expense, including amortization of related deferred finance charges, arising from expected borrowings incurred by us to fund the purchase of Caesars. The pro forma effects of borrowings under the revolving credit facilities, future note offerings and the old notes have been computed at a rate of 7.9%. Each 1/8% change in the rate on the borrowings would result in a change in interest expense of $4 million for the year.

(e) Reflects the elimination of the interest expense on the Caesars loans due to parent and affiliates.

(f) Reflects the tax effect of the pro forma adjustments using the statutory rate of 35%, with the exception of the amortization of goodwill, which is assumed to be non-deductible for tax purposes.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS, INCLUDING THE RELATED NOTES, THE OTHER FINANCIAL INFORMATION IN THIS PROSPECTUS, AND THE RISKS INVOLVED IN INVESTING IN THE NOTES DESCRIBED IN THE "RISK FACTORS" SECTION.

RESULTS OF OPERATIONS

    Results of operations include our wholly-owned subsidiaries and investments accounted for under the equity method of accounting. After our merger with Grand Casinos, Inc. on December 31, 1998, the opening of Paris Las Vegas on
September 1, 1999 and our acquisition of Caesars World, Inc. and other gaming assets from Starwood Hotels and Resorts Worldwide, Inc., on December 29, 1999, we operate the following portfolio of properties under the Bally's, Paris, Caesars, Flamingo, Grand, Hilton and Conrad brand names:

    - nine casino hotels in Nevada;

    - three casino hotels in Atlantic City, New Jersey;

    - five dockside casinos in Mississippi;

    - a 49.9% owned and managed riverboat casino in New Orleans;

    - an 82% owned and managed riverboat casino in Indiana;

    - three partially-owned and/or managed casino hotels in Canada;

    - two partially-owned and managed casino hotels in Australia;

    - a partially-owned and managed casino hotel in Punta del Este, Uruguay;

    - a partially-owned and managed casino hotel in Johannesburg, South Africa;

    - two casinos on cruise ships; and

    - managed slot operations at a racetrack in Delaware.

    We have experienced a number of changes, resulting in increases in the number of subsidiaries and investments (as listed above), during the period covered in this discussion. On December 31, 1998, we completed our merger with the Mississippi gaming operations of Grand and now own Grand Casino Tunica, Grand Casino Gulfport and Grand Casino Biloxi, the Grand properties. Because the completion of the Grand merger occurred on the last day of 1998, the results of operations for the Grand properties are not included in our consolidated statement of income for the year ended December 31, 1998.

    On September 1, 1999, we opened the 2,916 room Paris Las Vegas on the Las Vegas Strip. On December 29, 1999, we completed our acquisition of Caesars World, Inc. As a result of the Caesars acquisition, we now own Caesars Palace, Caesars Atlantic City, Caesars Tahoe, Sheraton Casino and Hotel Tunica, an 82% interest in Caesars Indiana, a 95% interest in Sheraton Casino Sydney and Sheraton Halifax Casino, an interest in Caesars Guateng, a 50% interest in the management company of Windsor Casino in Ontario, Canada, an interest in Caesars at Sea and the slot operations at the Dover Downs racetrack in Delaware. The results of operations for the Caesars properties are not included in our consolidated statements of income for the year ended December 31, 1998, and only two days are included in the December 31, 1999 results, as the acquisition was completed on December 29, 1999.

    The following discussion presents an analysis of our results of operations for the years ended December 31, 1999 and 1998. EBITDA (earnings before interest, taxes, depreciation, amortization, pre-opening expenses and non-cash items) is presented supplementally in the tables below and in the discussion of operating results because we believe it allows for a more complete analysis of results of operations. This information should not be considered as an alternative to any measure of performance as promulgated under generally accepted accounting principles (such as operating income or net income), nor should it be considered as an indicator of our overall financial performance. Our calculation of EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.

COMPARISON OF DECEMBER 31, 1999 WITH DECEMBER 31, 1998

    A summary of our consolidated revenue and earnings for the years ended December 31, 1999 and 1998 is as follows (in millions):

                                                                1999       1998
                                                              --------   --------
Revenue.....................................................   $3,176     $2,305
Operating income............................................      399        302
Net income..................................................      136        109
Basic earnings per share....................................     0.45       0.42
Diluted earnings per share..................................     0.44       0.42

Other operating data:
EBITDA......................................................   $  778     $  556

    We recorded net income of $136 million or diluted earnings per share of $0.44, for the year ended December 31, 1999, compared with net income of $109 million or diluted earnings per share of $0.42, for the year ended
December 31, 1998. This 25 percent increase in net income was primarily associated with positive operating contributions arising from the Grand merger and the opening of Paris Las Vegas, offset by a $26 million ($17 million net of tax) impairment loss associated with the pending sale of the Flamingo Hilton Reno. In addition, on January 1, 1999, we adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities" which requires that pre-opening costs be expensed as incurred. We expensed $47 million of pre-opening costs incurred during the year, related primarily to the opening and development of Paris Las Vegas. As required by SOP 98-5, we recorded a cumulative effect of accounting change net of tax of $2 million for pre-opening costs incurred and capitalized prior to January 1, 1999.

    Consolidated revenues increased 38 percent to $3.2 billion for the year ended December 31, 1999, from $2.3 billion in 1998. This increase in revenues was related to revenues generated from the Mississippi operations acquired in the Grand merger and the opening of Paris Las Vegas. EBITDA increased
40 percent to $778 million for the year ended December 31, 1999, from $556 million in 1998. The Mid-South Region contributed $166 million of the increase in EBITDA, all attributed to the addition of the Grand properties. The Western Region increased $58 million and the Eastern Region had an increase of $19 million. These increases were offset by a decrease of $7 million in the International Region.

WESTERN REGION

    EBITDA for the Western Region was $356 million for the year ended
December 31, 1999, an increase of 19 percent, compared to $298 million for the prior year period. The increase in EBITDA was primarily attributable to the opening of Paris Las Vegas, improved performance at the Flamingo Hilton Las Vegas and a strong year at the Reno Hilton. Occupancy for the Western Region was 88 percent for the year ended December 31, 1999, flat with the prior year period. The average room rate was $79 compared to $75 in the prior year period.

    EBITDA at the Las Vegas Hilton increased two percent to $59 million for the year ended December 31, 1999. The increase was primarily attributable to increases in the domestic table games, slots and race and sports areas. Results at the Las Vegas Hilton are more volatile than our other casinos because this property caters to the premium play segment of the market. Fluctuations in premium play volume and win percentage could result in volatility of the results at this property.

    EBITDA at the Flamingo Hilton Las Vegas increased $6 million to
$112 million for the year ended December 31, 1999. The Flamingo Hilton Las Vegas continues to demonstrate the power of its location and its appeal to its target market. A five percent increase in casino volume was the primary contributor to the year over year increase.

    The combined Paris/Bally's properties generated EBITDA of $130 million for the year ended December 31, 1999, an increase of $46 million from the prior year. The increase in EBITDA was primarily attributable to the opening of Paris Las Vegas on September 1, 1999. This French themed property, which is located adjacent to Bally's Las Vegas, features 2,916 rooms, an 85,000 square foot casino, a 50-story replica of the Eiffel Tower, eight restaurants, five lounges, 130,000 square feet of convention space and a 24,000 square foot retail shopping complex.

    Combined EBITDA from the Reno Hilton, the Flamingo Hilton Reno and the Flamingo Hilton Laughlin was $55 million for the year ended December 31, 1999, a $5 million increase from the prior year. The Reno Hilton had the most significant affect on this increase, with a 26 percent increase in EBITDA. A significant portion of this increase is attributable to increases in non-gaming revenues. Special events and casino marketing drove increases in room, food and beverage revenues. In December 1999, we entered into a definitive agreement to sell the Flamingo Hilton Reno. The sale is expected to close by June 30, 2000.

    The completion of a number of room expansion projects coupled with the opening of new casino hotels has increased competition in all segments of the Las Vegas market. Including Paris Las Vegas, four new mega-resorts have opened since October 1998, which drove increased visitation in 1999. We cannot predict what the impact will be in 2000.

EASTERN REGION

    EBITDA for the Eastern Region was $213 million for the year ended
December 31, 1999, an increase of ten percent from $194 million for the year ended December 31, 1998. The increase is due in part to the continued success of our marketing efforts, which are driving incremental visitation to our properties in Atlantic City. Table game drop and slot handle increased over the prior year for both of the Atlantic City properties. The average room rate increased to $88 from $84 and the occupancy percentage increased from 94 percent to 96 percent for the year.

    Bally's Park Place generated EBITDA of $165 million for the year ended December 31, 1999, an increase of five percent from last year's $157 million. Increases in both slot and table games volume attributed to this increase. The increased volume associated with the gaming revenues also had a positive impact on revenues in other operating departments.

    For the year ended December 31, 1999, the Atlantic City Hilton reported EBITDA of $48 million, an increase of $11 million, or 30 percent from the prior year. Increases in both table games and a slot win contributed to a 16 percent increase in gaming revenue. The increase in casino play was a result of successful marketing programs, which are also having a positive impact on overall customer traffic counts at the property.

    Certain competitors have announced plans to enter the Atlantic City market or expand existing facilities, which may bring new capacity to the market. Such potential new capacity could intensify the already competitive Atlantic City marketplace, or alternatively, broaden Atlantic City's appeal to an expanded customer base. We cannot predict if these projects will be completed or how any additional capacity would affect our operating results.

MID-SOUTH REGION

    EBITDA for the Mid-South Region increased $166 million to $205 million for the year ended December 31, 1999, up from $39 million in 1998. The Grand properties contributed the entire $166 million increase. The Grand properties' results are not included in the 1998 results because our merger with Grand occurred on December 31, 1998. Occupancy and average room rate for the year ended December 31, 1999, were 88 percent and $58, respectively. Combined EBITDA from Bally's Saloon-Gambling Hall-Hotel and Bally's New Orleans increased three percent, to $35 million for the year ended December 31, 1999. We expect that future results at Bally's New Orleans may be impacted by the October 1999 opening of a land-based casino in downtown New Orleans.

    In Mississippi, we expanded our properties with the March 1999 opening of the Terrace Hotel at Grand Casino Tunica and the June 1999 opening of the Oasis Resort and Spa at Grand Casino Gulfport. In December 1999, we added additional gaming space and two restaurants to our Grand Casino Biloxi property. We also opened the Grand Bear Golf Course, strategically situated between the Grand Casino Biloxi and Grand Casino Gulfport properties, available exclusively for our guests and Mississippi residents.

    Supply on the Gulf Coast has recently increased with the opening of a new resort by a competitor. Currently the new supply into the market continues to drive interest and visitation to our two Gulf Coast properties. This increase in supply could ultimately have an adverse impact on the operating results of our Gulf Coast properties.

INTERNATIONAL

    On a combined basis, 1999 EBITDA from the Conrad properties in Uruguay and Australia decreased $7 million to $40 million. The decrease came primarily in the first quarter of 1999 from the casino resort in Punta del Este, Uruguay, which was impacted by the devaluation of Brazil's currency, resulting in lower levels of play from Brazilian customers. On a combined basis, the International properties reported an average daily rate of $97, down from $104 in the prior year, and an occupancy percentage of 62 percent, flat with the prior year.

DEPRECIATION AND AMORTIZATION

    Consolidated depreciation and amortization increased $81 million to $306 million for the year ended December 31, 1999. The increase in depreciation and amortization is primarily attributable to the addition of the Grand properties in December 1998 and the opening of Paris in September 1999.

NON-RECURRING CHARGES

    Non-recurring charges during the year included $47 million of pre-opening expenses related primarily to the opening of Paris Las Vegas and a $26 million ($17 million net of tax) impairment loss associated with the pending sale of the Flamingo Hilton Reno. One time charges in 1998 totaled $29 million ($16 million net of tax) and included an impairment loss related to certain riverboat casino assets as well as approximately $13 million of costs associated with the spin-off from Hilton and merger with Grand.

CORPORATE EXPENSE

    Corporate expense increased $13 million to $36 million for the year ended December 31, 1999. The increase is attributable to the infrastructure put in place to operate and manage Park Place as a separate publicly traded entity after our spin-off from Hilton.

INTEREST INCOME AND INTEREST EXPENSE

    Interest and dividend income decreased $10 million to $11 million for the year ended December 31, 1999 compared to $21 million in the prior year. The 1998 period includes interest income from our investment in certain mortgage notes that were sold in the second half of 1998. Consolidated interest expense increased $57 million to $157 million for the year ended December 31, 1999. The increase in interest expense is due primarily to an increase in long-term debt associated with the Grand merger and the construction of Paris Las Vegas. Capitalized interest for the years ended December 31, 1999 and 1998 was $37 million and $25 million, respectively. Capitalized interest is expected to decline significantly going forward, with the opening of Paris Las Vegas in September 1999.

INCOME TAXES

    The effective income tax rate for the year ended December 31, 1999 was
44.7 percent, compared to 49.8 percent in the prior year. Our effective income tax rate is determined by the level and composition of pretax income subject to varying state, local and foreign taxes and exceeds the Federal statutory rate due primarily to non-deductible amortization of goodwill.

COMPARISON OF DECEMBER 31, 1998 TO DECEMBER 31, 1997

    A summary of our consolidated revenue and earnings for the years ended December 31, 1998 and 1997 is as follows (in millions):

                                                                1998       1997
                                                              --------   --------
Revenue.....................................................   $2,305     $2,153
Operating income............................................      302        201
Net income..................................................      109         67
Basic earnings per share....................................     0.42       0.25
Diluted earnings per share..................................     0.42       0.25

Other operating data:
EBITDA......................................................   $  556     $  512

    Total revenue increased seven percent for fiscal 1998 to $2.3 billion. Casino revenue increased nine percent to $1.6 billion in 1998, compared to $1.5 billion in the prior year. Total EBITDA was $556 million, a nine percent increase from $512 million in the 1997 period, and operating income increased
50 percent to $302 million from $201 million in 1997. Our 1998 results benefited from significantly improved operations at the Las Vegas Hilton, the completion of 300 hotel rooms at the Conrad International Punta del Este in late 1997 and the opening of The Wild Wild West casino in Atlantic City in July 1997.

WESTERN REGION

    EBITDA at the Las Vegas Hilton increased $13 million over the prior year to $58 million. Our efforts to broaden the property's domestic customer base have resulted in significant increases in non-baccarat table game and slot volume. Non-baccarat table game win increased 42 percent and slot revenue increased
23 percent on higher volume and comparable win percentages. Results at the Las Vegas Hilton are more volatile than our other casinos because this property caters to the premium play segment of the market. Future fluctuations in premium play volume and win percentage could result in continued volatility in the results at this property. However, we believe that our 1998 implementation of new casino marketing and entertainment strategies and the opening of the "Star Trek" attraction and SpaceQuest casino has broadened the Las Vegas Hilton's customer base and increased non-premium play volume.

    EBITDA from the Flamingo Hilton Las Vegas declined $3 million from 1997 to $106 million due to lower table game volume and win, and a decline in non-casino revenues. Bally's Las Vegas generated EBITDA of $84 million for the year, a decrease of $9 million from the prior year. The decline was due primarily to lower drop and lower rooms revenue. Combined EBITDA from the Reno Hilton and the Flamingo Hilton Reno remained flat at $26 million.

    Occupancy for the Nevada properties was 88 percent in 1998 compared to 86 percent in 1997. The average room rate for the Nevada properties was $75 compared to $77 in 1997.

EASTERN REGION

    In Atlantic City, Bally's Park Place generated EBITDA of $157 million, an increase of one percent from $155 million in 1997. The Atlantic City Hilton reported EBITDA of $37 million, $8 million above last year. The improvement was due to higher table game drop and win as well as increased non-casino revenues from the property's new 300-room tower.

    Occupancy for the Atlantic City properties was 94 percent in 1998 compared to 91 percent in 1997. The average room rate for the Atlantic City properties was $84, down seven percent from $90 in 1997.

MID-SOUTH AND INTERNATIONAL REGIONS

    Combined EBITDA from our riverboat properties increased $20 million over 1997, while the EBITDA contribution from our two hotel-casinos in Australia was flat at $25 million.

    The opening of 300 hotel rooms in the latter half of 1997 resulted in significant growth in casino volume at the partially-owned Conrad International Punta del Este Resort and Casino in Uruguay. Our share of EBITDA totaled
$22 million for 1998, a $13 million increase over 1997. Results from this property are highly seasonal, with the peak season falling in the first quarter.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization increased $10 million to $225 million in 1998 due primarily to the Las Vegas and Atlantic City expansion projects completed in 1997.

NON-RECURRING CHARGES

    Our results were adversely affected by non-recurring charges totaling
$29 million ($16 million non-cash) in 1998 and $108 million ($96 million non-cash) in 1997. The 1998 charges include an impairment loss related to certain riverboat casino assets as well as approximately $13 million of costs associated with the spin-off from Hilton and merger with Grand. The 1997 charges include an impairment loss relating to a riverboat casino and an impairment loss and other costs associated with the closure of another riverboat casino as well as the settlement costs of outstanding litigation.

CORPORATE EXPENSE AND OTHER

    Corporate expense increased $2 million to $23 million in 1998. Interest and dividend income decreased $4 million to $21 million. Interest expense, net of amounts capitalized, was $87 million and $82 million in 1998 and 1997, respectively. Interest expense, net, from unconsolidated affiliates increased $3 million to $13 million. Our effective tax rate was 49.8 percent in 1998 versus 47 percent in 1997.

FINANCIAL CONDITION

LIQUIDITY

    As of December 31, 1999, we had cash and cash equivalents of $346 million. Net cash provided by operating activities was $519 million and $318 million in 1999 and 1998, respectively. We had availability under our credit facilities of $213 million at December 31, 1999. We expect to finance our current operations and future capital expenditures through cash flow from operations, existing cash balances, borrowings under our credit facilities, new issuances in the public bond markets and commercial paper borrowings.

CAPITAL SPENDING AND ACQUISITIONS

    Cash used in investing activities was $3.6 billion and $584 million in 1999 and 1998, respectively. Cash flows from investing activities include expenditures for acquisitions, normal capital replacements, new construction, and improvement projects at existing facilities. On December 29, 1999 we purchased from Starwood Hotels & Resorts Worldwide, Inc. and several of its subsidiaries, all of the outstanding stock of Caesars World, Inc., a wholly owned subsidiary of Starwood, and all of Starwood's interests in several other gaming entities, for $3.0 billion in cash. This acquisition was funded with borrowings from our credit facilities and issuances of long-tem notes. For the year ended December 31, 1999, $653 million of the net cash used in investing activities related to capital expenditures for normal capital replacements as well as major construction projects. Major construction projects primarily consisted of Paris Las Vegas, the Terrace Hotel at Grand Casino Tunica, the Oasis Resort and Spa at Grand Casino Gulfport and the expansion of Grand Casino Biloxi.

    During 2000 we intend to spend approximately $225 million on normal capital replacements at our casino properties, and make some selective expansion or improvement investments at certain of our existing properties. Obsolescence arising from age and condition of facilities is a factor in the gaming industry. We intend to continue to make substantial investments to maintain our facilities in first-class condition in order to preserve our competitive position.

    On December 31, 1998, we completed our acquisition of Grand through a merger into Park Place. As a result of the Grand merger, we now include the operations of Grand Casino Tunica, Grand Casino Gulfport and Grand Casino Biloxi. Aggregate consideration consisted of approximately 42 million shares of our common stock for an equity value of approximately $270 million and the assumption of approximately $625 million of Grand's debt at fair market value.

    As exemplified by the acquisitions of Bally Entertainment Corporation in 1996, Grand Casinos, Inc. in 1998, the opening of Paris Las Vegas on
September 1, 1999, and the purchase of Caesars in December 1999, we are interested in expanding our business through the acquisition of quality gaming assets and selective new development. We believe that we are well-positioned to, and may from time to time, pursue additional strategic acquisitions, dispositions or alliances which we believe to be financially beneficial to our long term interests. We also believe that in addition to our cash flow from operations, we will have access to financial resources sufficient to finance our future growth.

    In late 1999, we submitted to the U.S. Bankruptcy Court for the District of New Jersey, a Plan of Reorganization for Greate Bay Hotel and Casino, Inc., doing business as the Sands Hotel & Casino in Atlantic City, New Jersey. Our current plan calls for a $40 million equity investment and a long term management agreement, as well as other operating arrangements. The plan is one of two plans currently under consideration by the court. We cannot predict what the outcome of this bankruptcy action will be, whether our plan will be approved, nor whether we will acquire the business under these or any other terms.

FINANCING

    Our portion of Hilton's public and corporate bank debt balances at the time of the Hilton distribution was approximately 50 percent. As such, the portion of Hilton's historical outstanding public debt and corporate bank debt balances and related interest expense had been allocated to us. We entered into a long-term credit facility and completed a senior subordinated note offering, which is described below, to repay $1.1 billion of Hilton's commercial paper borrowings representing an estimation of our share of Hilton's debt as a part of the distribution. A reconciliation of the debt and cash allocation between us and Hilton resulted in a $73 million cash transfer to Hilton in February 1999. This payable is reflected in current liabilities in our consolidated balance sheet as of December 31, 1998.

    CREDIT FACILITIES. In December 1998, we entered into revolving credit facilities with a syndicate of financial institutions. The revolving credit facilities at that time were governed by separate loan agreements and provided for borrowings of up to $2.15 billion, consisting of:

    - a 364-day senior unsecured revolving credit facility of up to $650 million, and

    - a five-year senior unsecured revolving credit facility of up to $1.5 billion.

    In connection with the financing of the Caesars transaction, we entered into a new $2.0 billion 364-day revolving credit facility in August 1999, which replaced the prior $650 million 364-day revolving credit facility. In addition to the new $2.0 billion 364-day facility, we also entered into a new
$1.0 billion 364-day revolving credit facility which was available only to provide funding for the Caesars acquisition. The $1.0 billion facility is required to be repaid and permanently reduced with the proceeds of public note issuances. At December 31, 1999, $3.9 billion was outstanding on our credit facilities and approximately $213 million was available.

    The 364-day revolver, as amended, matures August 2000 and the five-year revolver matures December 2003. Both the 364-day revolver and the five-year revolver may be extended in one year increments at our request with the prior written consent of the lenders.

    Borrowings under the credit facilities bear interest at a floating rate and may be obtained at our option as LIBOR advances for one week or 1, 2, 3, or 6 months, or as base rate advances, each adjusted for an applicable margin (as further described in the credit facilities), or as competitive bid loans. LIBOR advances bear interest at December 31, 1999, at LIBOR plus 112.5 basis points and may be adjusted quarterly based on our leverage ratio or debt ratings. Base rate advances will bear interest at the base rate defined as the higher of:

    - the federal funds rate plus 0.50%, or

    - the reference rate as publicly announced by Bank of America in San Francisco,

plus a margin equal to the applicable margin for LIBOR loans in effect from time to time minus 1.25%. Competitive bid loans shall bear interest either on an absolute rate bid basis or on the basis of a spread above or below LIBOR. The maximum applicable margin for LIBOR loans is 1.75% under the 364-day revolver and the five-year revolver plus or minus pre-determined discounts based on our leverage ratios. The five-year revolver provides for a $250 million commitment for the issuance of letters of credit.

    The credit facilities contain certain customary affirmative and negative covenants. The credit facilities also contain customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy and insolvency and cross defaults to other material indebtedness. In connection with the Caesars acquisition, we amended our five-year facility to increase the maximum total debt to ebitda ratio (calculated using pro forma ebitda figures) to 5.25x for the quarters ending December 31, 1999, March 31, 2000, and June 30, 2000. These ratios are reduced to 4.75x after June 30, 2000 and 4.50x

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after December 31, 2000. The 364-day facilities contain the same requirements.
At December 31, 1999, we were in compliance with all covenants of the credit facilities.

    SENIOR NOTES. Concurrently with the Hilton distribution, we assumed primary liability for $625 million of Hilton's fixed rate debt. The payment terms of this debt assumption mirror the terms of Hilton's existing $300 million 7.375% Notes due 2002 and its $325 million 7.0% Notes due 2004. Together with Hilton, we entered into supplemental indentures with the trustee providing for the assumption by us of the payment obligations under the existing indentures.

    In August 1999, we issued $300 million of senior notes due 2003 in a private placement offering to institutional investors. These notes were subsequently exchanged for notes registered under the Securities Act of 1933, as amended. The notes were issued with a coupon rate of 7.95%. The notes are unsecured obligations and rank senior to our subordinated indebtedness and equally with our other senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

    In November 1999, we issued $400 million of senior notes due 2006 under our shelf registration statement. The notes were issued with a coupon rate of 8.5%. The notes are unsecured obligations and rank senior to our subordinated indebtedness and equally with our other senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

    SENIOR SUBORDINATED NOTES. In December 1998, we issued $400 million senior subordinated notes due December 2005 through a private placement offering to individual investors. These notes were subsequently exchanged for notes registered under the Securities Act of 1933, as amended. The notes were issued with a coupon rate of 7.875%. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations and rank equal with all of our other senior subordinated debt.

    In February 2000, we issued $500 million of senior subordinated notes due 2007 through a private placement offering to institutional investors. The notes were issued with a coupon rate of 9.375%. We plan to exchange these notes for notes registered under the Securities Act of 1933, as amended. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations, rank equal with our other senior subordinated indebtedness and are junior to all of our senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

    GRAND'S DEBT. As part of the acquisition of Grand, we assumed certain Grand indebtedness as of December 31, 1998. This indebtedness included 10.125% First Mortgage Notes due 2003 and 9.0% Senior Unsecured Notes due 2004, both of which were marked to fair market value as of the date of acquisition.

    On December 31, 1998, we completed a covenant defeasance of the Grand 9.0% Senior Unsecured Notes. This defeasance was completed by depositing
$135 million in an irrevocable trust. In accordance with Statement of Financial Accounting Standards (SFAS) No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" the obligation as well as the amount deposited in trust have been reflected in the accompanying consolidated balance sheet as of December 31, 1998, in restricted cash and long-term debt, respectively. On February 1, 1999, we exercised our rights to redeem the Grand 9.0% Notes and all amounts were retired as of that date.

    In January 1999, we settled a cash tender offer and consent solicitation for substantially all of the Grand 10.125% First Mortgage Notes due 2003. The remaining untendered notes of $5.5 million were defeased in January 1999 by depositing $6.1 million in an irrevocable trust. Cash consideration for the repurchase and defeasance, including premiums, totaled approximately
$490 million. On December 1, 1999, we exercised our rights to redeem the 10.125% First Mortgage Notes and all amounts were retired as of that date.

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
    OTHER. In January 1999, we filed a shelf registration statement with the Securities and Exchange Commission registering up to $1 billion in debt or equity securities. The terms of any securities offered pursuant to the shelf registration will be determined by market conditions at the time of issuance. The $400 million 8.5% senior notes issued in November 1999 were drawn under this shelf registration statement. Availability under the shelf registration statement at December 31, 1999 was approximately $600 million.

    We have established a $1.0 billion commercial paper program. To the extent that we incur debt under this program, we must maintain an equivalent amount of credit available under our credit facilities. We have borrowed under the program for varying periods during 1999. At December 31, 1999 and 1998, no amounts were outstanding under the commercial paper program. Interest under the program is at market rates, for varying periods.

    In March 1999, our Board of Directors approved a common stock repurchase program to acquire up to eight million shares of our common stock. During the year we repurchased approximately 3 million shares of our common stock at a total cost of approximately $29 million. The amount and timing of any additional purchases will depend on market conditions and our financial position.

YEAR 2000

    Our Year 2000 program focused on assessing the risks of the year 2000 issue and implementing mitigating actions to minimize those risks in the areas of information technology, non-IT systems and suppliers. We were fully year 2000 compliant with respect to all significant business systems prior to December 31, 1999. We believe that no material adverse impact has occurred on our ability to operate, resulting from the year 2000 issue. We have incurred minimal costs or capital expenditures as a result of our Year 2000 program.

REGULATION AND TAXES

    The gaming industry is highly regulated and we must adhere to various regulations and maintain our licenses to continue our operations. The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

    The gaming industry provides a significant source of tax revenue for the states, counties and municipalities in which we operate. Occasionally, proposals are made by federal and state legislators to amend tax laws affecting the gaming industry. Changes in such laws, if any, could have a material effect on our results of operations.

QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

    Market risk is the risk of loss arising from changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity process. We are exposed to market risk in the form of changes in interest rates and the potential impact such change may have on our variable rate debt. We attempt to limit the impact of changes in interest rates by balancing the mix of our borrowings pursuant to our bank credit facilities and commercial paper program and our long term fixed rate debt. We have not invested in derivative based financial instruments.

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                            BUSINESS AND PROPERTIES

GENERAL

    We consider our casino hotels to be leading establishments with respect to location, size, facilities, physical condition, quality and variety of services offered in the areas in which they are located. We are currently the only gaming company with a significant presence in Nevada, New Jersey and Mississippi, the three largest gaming markets in the United States. We have approximately
2 million square feet of gaming space and approximately 28,400 hotel rooms.

    We are interested in expanding our business through the acquisition of quality gaming assets and selective new development and may, from time to time, pursue additional strategic acquisitions or alliances which we believe to be financially beneficial to us and our long-term interests. We intend to continuously evaluate our property portfolio and intend to dispose of our interests in properties that, in our opinion, no longer yield an adequate return on investment or conform to our long range plans. In doing so, we expect to maintain a balanced mix of sources of revenue and a favorable return on stockholders' equity.

NEVADA CASINOS

    We currently own and operate nine casino hotels in the State of Nevada:

    - the Flamingo Hilton Las Vegas;

    - the Las Vegas Hilton;

    - the Paris Casino Resort;

    - Bally's Las Vegas;

    - Caesars Palace;

    - the Reno Hilton;

    - the Flamingo Hilton Laughlin;

    - the Flamingo Hilton Reno; and

    - Caesars Tahoe.

    Our Nevada gaming operations reach diverse markets by offering gaming alternatives for premium players, convention visitors, mid-market gamblers and budget-conscious customers. The Las Vegas Hilton is located adjacent to the Las Vegas Convention Center and focuses on upscale individual leisure guests and convention groups. Caesars Palace, which is located at the "Four Corners" on the Las Vegas Strip, also focuses on upscale individual leisure guests and boasts one of the premier retail shopping experiences in Las Vegas, known as The Forum Shops. The Forum Shops are home to stores such as Gucci, Armani and FAO Schwartz and house world class restaurants such as Spago and the Palm. Paris and Bally's Las Vegas are also located at the "Four Corners" on the Las Vegas Strip and cater to convention groups and the mid-to upper mid-market, including the group tour and travel segment. Bally's Las Vegas is also serviced by a public monorail which connects to the MGM Grand Hotel and Casino.

    The Flamingo Hilton Las Vegas and the Flamingo Hilton Reno focus primarily on the mid-market, in particular the group tour and travel segment. The Flamingo Hilton Laughlin targets the budget and mid-market segments. The Reno Hilton focuses primarily on the mid-market, in particular convention groups. Each of these casino hotels has gaming, convention, dining, shopping, entertainment and, with the exception of the Flamingo Hilton Reno, indoor and outdoor recreational facilities. A variety of popular entertainment is featured in theaters and lounges at each hotel. Caesars Tahoe is located in

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Stateline, Nevada, adjacent to Lake Tahoe and features 15,000 square feet of convention space, a Roman-themed nightclub, bars, shops, outdoor tennis courts and an indoor health spa containing a swimming pool and racquetball court.

    Each of the casino hotels is open 24 hours a day, seven days a week, for gaming activities. Games operated in these casinos include "blackjack," craps, roulette, "big 6," baccarat, poker, keno and slot and other coin machines. The Las Vegas Hilton's race and sports book is linked by satellite or modem to the casinos at the Flamingo Hilton Las Vegas, Bally's Las Vegas, the Flamingo Hilton Laughlin, the Reno Hilton and the Flamingo Hilton Reno.

    The Las Vegas Hilton, Paris and Caesars Palace and, to a lesser extent, the Flamingo Hilton Las Vegas, Bally's Las Vegas, the Flamingo Hilton Laughlin, the Flamingo Hilton Reno and the Reno Hilton invite VIP customers to their casinos and may pay for or reimburse the cost of their air transportation and provide them with complimentary rooms, food and beverage. In addition, the Las Vegas Hilton has a special flight program through which we provide free air transportation on our owned or chartered aircraft and complimentary rooms, food and beverage to selected groups or persons. Generally, these persons either have established casino credit limits or cash on deposit in the casino and have previously evidenced a willingness to put substantial amounts at risk at the casino.

    Caesars Palace has made approximately $594 million in maintenance and improvement capital expenditures over the past three years to create a more exciting gaming environment, to add approximately 1,100 rooms and a new hotel tower, to add gaming space for slot machines and table games, to construct other facilities for conventions, meeting and banquets and to construct a new health spa. We are currently in discussions with the Forum Shops' developer for the construction of a third phase of the Forum Shops, expected to add an additional 200,000 square feet of retail space. We anticipate that the developer will bear the costs of construction and maintenance of the new retail space.

    On December 15, 1999, we entered into a definitive agreement to sell the Flamingo Hilton Reno to Sapphire Gaming for approximately $20 million. The transaction is expected to close by June 30, 2000. Prior to the close, Park Place will continue to own and operate the facility. Following completion of the transaction, the property will retain the Flamingo name under a long-term licensing agreement with Park Place. Sale of the property will allow our Northern Nevada management team to focus on the company's flagship property in the region, the Reno Hilton. The transaction is subject to regulatory approval and resulted in a non-cash, after-tax loss in the fourth quarter of 1999 of approximately $17 million.

NEW JERSEY CASINOS

    We currently own and operate three casino hotels in Atlantic City, New
Jersey:

    - Bally's Park Place Casino Resort, which includes The Wild Wild West casino;

    - Caesars Atlantic City; and

    - the Atlantic City Hilton Casino Resort.

    Bally's Park Place is located on an eight-acre site with ocean frontage at the intersection of Park Place and the Boardwalk. With its strategic location on the Boardwalk, over 2,800 parking spaces and a new bus terminal, Bally's Park Place is strongly positioned to attract significant walk-in and drive-in business. In July 1997, we opened our new 75,000 square foot western-themed casino, The Wild Wild West. It is located on approximately four acres of boardwalk property adjacent and connected to Bally's Park Place. Caesars Atlantic City is a casino/hotel complex located on ten acres at the center of the Boardwalk, adjacent to Bally's Park Place and the Wild Wild West casino. With its strategic location on the Boardwalk, Caesars Atlantic City is strongly positioned to attract walk-in business. The Atlantic

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City Hilton is located on approximately three acres at the intersection of
Boston and Pacific Avenues at the southern end of the Boardwalk in proximity to one of the major highways leading into Atlantic City. This location gives The Atlantic City Hilton an advantage in attracting destination-oriented customers arriving by automobile or bus. In January 1998, we acquired the Atlantic City Country Club in Northfield, New Jersey, which features an 18-hole golf course.

    Our Atlantic City properties have gaming, dining, shopping, entertainment, convention and meeting facilities, recreational facilities and parking. A variety of popular entertainment, sports events and production shows are featured at both properties. The Atlantic City casinos are open 24 hours a day, seven days a week, for gaming activities, and feature table games and slot machines similar to those offered at our Nevada casino hotels. Atlantic City casinos do not contain sports books; however, our Bally's Park Place and Caesars Atlantic City casinos feature simulcast horse racing. Revenue and earnings for our Atlantic City casinos peak during the summer, with less favorable operating results in the winter.

    Bally's Park Place focuses on high-end players and the mid-market segment, including the mid- to upper mid-market slot player segment. The Atlantic City Hilton and Caesars Atlantic City primarily focus on personalized service for high-end and mid-market casino customers.

    We continued renovation projects at our Atlantic City, New Jersey casino hotels in 1999, with Bally's Park Place renovating 500 guest rooms and restaurant areas. We intend to renovate approximately 80 additional hotel rooms at Bally's Park Place in the first quarter of 2000. Caesars Atlantic City has undergone extensive renovation since 1996, investing approximately $420 million in maintenance and improvement capital expenditures, to add approximately 620 additional hotel rooms and approximately 38,000 square feet of casino space and to enhance its convention, meeting and banquet facilities, including expanded dining facilities, a multi-function grand ballroom and a four-story atrium. The design incorporates an elaborate Roman theme with Corinthian columns, large statues and extensive fountains. In August 1996, Caesars Atlantic City acquired the Ocean One retail mall. The Ocean One mall is constructed on a pier which extends 900 feet over the Atlantic Ocean and is located directly in front of the Boardwalk entrance to Caesars Atlantic City. Ocean One contains approximately 400,000 square feet of restaurant and retail space on three floors.

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
MISSISSIPPI CASINOS

    We currently own and operate five casino hotels in the State of Mississippi:

    - the Grand Casino Tunica;

    - the Grand Casino Gulfport;

    - the Grand Casino Biloxi;

    - the Bally's Saloon-Gambling Hall-Hotel; and

    - the Sheraton Casino & Hotel Robinsonville.

    All of these properties are dockside casinos.

    Grand Casino Tunica opened in June 1996 as the largest dockside casino in Mississippi with one of the largest casino areas in the United States. It is located in Tunica County, Mississippi, approximately 15 miles south of the Memphis, Tennessee metropolitan area. It is currently the closest legal gaming site to Memphis and the only casino property in Tunica County with direct frontage on U.S. Highway 61, the most direct route from Memphis to the Tunica County gaming properties.

    Grand Casino Tunica is a 400,000 square foot, three-story, multi-themed casino complex containing approximately 140,000 square feet of gaming space. It features four unique themes of old Americana: the Gold Rush Era San Francisco, an 1890's Mississippi Riverboat Town, a New Orleans Mardi Gras, and the Great American West of the 1870's. Three hotels comprise an aggregate of 1,356 hotel rooms, 600 of which were opened in March of 1999. The hotel casino is complemented by six restaurants, a recently constructed 18-hole professionally designed championship golf course and driving range, a recreational vehicle park and a sporting clay course.

    Grand Casino Gulfport, which opened in May 1993, is a three story building set upon moored steel linked barges consisting of approximately 225,000 square feet of interior space. There are 2,850 parking spaces available for guests. Grand Casino Gulfport also offers a 500-seat theater adjacent to the casino, in addition to the recently opened Oasis Resort and Spa. The casino area consists of approximately 110,000 square feet of gaming area and is decorated in a "carnival" Mardi Gras theme. Other amenities include four restaurants, a Grand Casino Kids Quest and a Grand Arcade. Grand Casino Gulfport has a seventeen-story, 407-room hotel adjacent to the casino and a new 600 room hotel tower, the Oasis, located across the street.

    Grand Casino Biloxi opened in January 1994, and is the largest dockside casino on the Mississippi Gulf Coast. Grand Casino Biloxi is a three-story building built upon a moored steel barge with approximately 250,000 square feet of interior space. The Grand Casino Biloxi location is one of a few sites on the Mississippi Gulf Coast that permits east-west orientation of the casino, thus maximizing visibility from the highway. A pedestrian walkway connects the casino to 4,300 parking spaces available for guests.

    The casino area features approximately 135,000 square feet of gaming space and eight restaurants. In 1995, Grand Casino Biloxi opened a twelve-story, 500-room hotel adjacent to the casino, together with a Grand Casino Kids Quest child care entertainment center located on the first floor. Grand Casino Biloxi also operates a 1,600-seat show theater adjacent to the casino that features a production/ variety show with matinee and evening performances, boxing events, and other professional entertainment. In February 1998, a second hotel was opened with approximately 500 hotel rooms, a spa and a 60,000 square-foot convention center. In December 1999, the Grand Casino Biloxi expanded its Mississippi Long Bar Casino by 52,000 square feet, adding an additional
25,000 square feet of gaming space and two new restaurants.

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    Bally's Saloon-Gambling Hall-Hotel is a casino and hotel complex located in
Robinsonville, Mississippi, near Memphis, Tennessee. The complex features a dockside casino, a 238-room hotel and an adjacent 40,000 square foot land-based facility with entertainment facilities and a restaurant.

    The Sheraton Casino & Hotel is located in Robinsonville, Mississippi. The casino consists of 33,000 square feet of gaming space, including 48 gaming tables and 1,300 slot machines. The attached hotel has approximately 134 hotel rooms and eight restaurants and bars.

LOUISIANA CASINO

    We own a 49.9% interest in the Belle of Orleans, L.L.C. which owns Bally's Casino Lakeshore Resort, a riverboat casino facility that operates out of South Shore Harbor on Lake Pontchartrian in Orleans Parish, which is approximately eight miles from the French Quarter of New Orleans. Metro Riverboat Associates, Inc. owns the other 50.1% of the Belle. We manage the casino under a management agreement with Belle.

INDIANA CASINO

    Caesars Indiana's "Glory of Rome" Riverboat is the largest riverboat casino in the U.S. with approximately 90,000 square feet of gaming space, including 141 gaming tables and 2,791 slot machines. The riverboat commenced operations in November of 1998 and is located near the Louisville, Kentucky border. A 170,000 square foot pavilion at Caesars Indiana housing retail space, restaurants and bars opened in January 2000. We are also planning to construct a 500-room hotel at Caesars Indiana in 2000.

    The Glory of Rome riverboat casino has been licensed to conduct gaming operations by the Indiana Gaming Commission pursuant to a license originally granted to RDI/Caesars Riverboat Casino, L.L.C., which we acquired from Starwood. On March 30, 2000, the Indiana Gaming Commission approved the transfer of the riverboat owner's license to Park Place and the continued operation of the Glory of Rome by Park Place.

OTHER DOMESTIC FACILITIES

    We are a party to a management agreement with respect to a video lottery operation at the Dover Downs racetrack in Delaware.

INTERNATIONAL CASINOS

    Through our subsidiaries, we have interests in and manage seven international casino hotels and two international cruise ship-based casinos which feature table games and slot machines similar to those offered at our casino hotels in Nevada, New Jersey and Mississippi.

    In January 1997, casino operations commenced at the 46.4% owned and managed Conrad International Punta del Este Resort and Casino in Uruguay. The hotel opened in stages over the latter half of 1997, and features convention facilities, restaurants and related amenities.

    We also manage and have a 19.9% ownership interest in each of the Conrad Jupiters, Gold Coast and the Conrad International Treasury Casino, Brisbane, both of which are located in Queensland, Australia. The Conrad International Treasury Casino, Brisbane has the exclusive right to conduct casino gaming in Brisbane until 2005.

    We own a 50% interest in Windsor Casino Limited, which operates the Windsor Casino hotel/casino complex, owned by the Province of Ontario, comprising a 100,000 square foot casino and 389 rooms, in Windsor, Ontario, directly across the river from Detroit, Michigan. We also own a 95% interest in Metropolitan Entertainment Group, which operates a casino at the Sheraton Halifax

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Hotel & Casino in Halifax, Nova Scotia, and which also operates the Sheraton
Casino Sydney, which is a stand-alone casino, in Sydney, Cape Breton, Nova Scotia. Metropolitan Entertainment Group funded the construction of the Nova Scotia properties and is being repaid, with interest out of the operating revenues generated by the properties. In addition, we operate the Caesars Gauteng in Kempton Park, Johannesburg, South Africa, and Caesars Palace at Sea, which we operate on two cruise ships while they are in international waters.

LEGAL PROCEEDINGS

    We are party to legal proceedings relating to the Bally, Hilton, and Caesars gaming businesses that we assumed in 1998 and 1999. In addition, by virtue of our 1998 merger with Grand Casinos, we are party to various Grand lawsuits, and any liability with respect to Grand is our obligation. We do not believe that the resolution of these matters will have a material adverse effect on our consolidated financial position.

    BELLE OF ORLEANS

    Our wholly owned subsidiary, Bally's Louisiana, Inc., owns 49.9% of the Belle of Orleans, L.L.C., a limited liability company which owns and holds the riverboat gaming license to operate Bally's Casino Lakeshore Resort. Metro Riverboat Associates, Inc. owns the remaining 50.1% interest in the Belle. Bally's Louisiana and Metro entered into an operating agreement defining the rights and obligations of the members of Belle, along with a management agreement providing for Bally's Louisiana to manage the riverboat casino. The parties are currently involved in numerous lawsuits, appeals and administrative hearings regarding their rights and obligations under those agreements. Cases have been filed or are pending in the Civil District Court for the Parish of Orleans, the Nineteenth Judicial District Court for the Parish of East Baton Rouge, the Louisiana Fourth Circuit Court of Appeal, the Louisiana Supreme Court, and the U.S. District Court for the Northern District of Illinois, Eastern Division. Additional proceedings relating to the disputes have been heard by the Louisiana Gaming Control Board.

    The disputes revolve around Metro's claim that the assignments from previous Bally's entities to Bally's Louisiana, which resulted from Hilton's merger with Bally Entertainment Corporation in 1996, and Hilton's subsequent spin-off of its gaming operations to Park Place in 1998, were invalid and that Bally's Louisiana has no authority to manage the casino.

    BALLY MERGER LITIGATION

    A purported class action against Bally Entertainment Corporation, its directors and Hilton was commenced on September 4, 1996, under the caption PARNES V. BALLY ENTERTAINMENT CORPORATION, ET AL. in the Court of Chancery of the State of Delaware, New Castle County. The plaintiff alleges that certain payments received by Arthur M. Goldberg, in connection with the merger of Bally into Hilton in December 1996, involved breaches of fiduciary duty which denied other Bally shareholders an opportunity to sell their shares to Hilton or any other bidder at the best possible price. The plaintiff seeks injunctive relief enjoining the Bally-Hilton merger, disgorgement of profits, and unspecified damages. In orders dated May 13, 1997 and February 3, 1998, the trial court dismissed the litigation. The plaintiff appealed and on January 25, 1999, the Delaware Supreme Court reversed the dismissal order and remanded the case to the Court of Chancery for further proceedings.

    ATLANTIC CITY LITIGATION

    On September 9, 1997, Mirage Resorts, Inc. commenced an action in the United States District Court for the Southern District of New York. Named as defendants were Park Place, Trump Hotel & Casino Resorts and the allegedly controlling shareholder of Trump Hotel. The complaint alleged that the defendants violated the Sherman Antitrust Act, committed tortious interference with prospective

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economic advantage, and induced a breach of fiduciary duty in connection with
Mirage's efforts to develop a casino resort in Atlantic City, New Jersey. Injunctive relief and compensatory and punitive damages in unspecified amounts were sought. In February 2000, the plaintiff dismissed its action with prejudice and without cost to Park Place, other than the payment of its own costs and expenses incurred in defending the action.

    SLOT MACHINE LITIGATION

    On April 26, 1994, William H. Poulos brought a class action in the U.S. District Court for the Middle District of Florida, Orlando Division captioned WILLIAM H. POULOS, ET AL. V. CAESARS WORLD, INC. ET AL., against 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Park Place. On May 10, 1994, another plaintiff filed a class action complaint in the United States District Court for the Middle District of Florida--WILLIAM AHEARN, ET AL. V. CAESARS WORLD, INC. ET AL.--alleging substantially the same allegations against 48 defendants, including Park Place. On September 26, 1995, a third action was filed against 45 defendants, including Park Place, in the U.S. District Court for the District of Nevada--LARRY SCHREIER, ET AL. V. CAESARS WORLD, INC. ET AL. The court consolidated the three cases in the U.S. District Court for the District of Nevada under the case caption WILLIAM H. POULOS, ET AL. V. CAESARS WORLD, INC. ET AL.

    The consolidated complaints allege that the defendants are involved in a scheme to induce people to play electronic video poker and slot machines based on false beliefs regarding how such machines operate and the extent to which a player is likely to win on any given play. The actions included claims under the federal Racketeering Influenced and Corrupt Organizations Act, fraud, unjust enrichment and negligent misrepresentation, and seek unspecified compensatory and punitive damages. The case has not been certified as a class action.

    GRAND CASINOS

    INDEMNIFICATION OF PARK PLACE

    Grand Casinos, Inc., and its subsidiaries are parties to various lawsuits arising out of actions prior to Grand's merger with Park Place. Any liabilities with respect thereto are an obligation of Grand and Park Place. Grand is to be indemnified by Lakes Gaming, Inc. (the company that retained the non-Mississippi business of Grand prior to the merger) for certain liabilities. If Lakes is unable to satisfy its indemnification obligations, Grand will be responsible for any liabilities, which could have a material adverse effect on Park Place.

    As security to support Lakes' indemnification obligations to Grand, Lakes agreed to irrevocably deposit, in trust for the benefit of Grand, a total sum of $30 million. The trust will be funded with four annual installments of $7.5 million during the four-year period subsequent to December 31, 1998. The first annual installment payment was made in December 1999.

    GRAND SECURITIES LITIGATION

    Grand and certain of Grand's current and former officers and directors are defendants in a legal action filed on September 9, 1996 in the United States District Court in Minnesota. This action arises out of Grand's involvement in the Stratosphere project in which Grand was a dominant shareholder. The plaintiffs in the action are the current or former Grand shareholders who seek the action as a class action, and make various claims against Grand and the other defendants, including securities fraud.

    STRATOSPHERE SECURITIES LITIGATION

    Grand and certain persons who have been indemnified by Grand, including certain former and current Grand officers and directors, are defendants in legal actions filed on August 5, 1996 in the United States District Court, District of Nevada and on August 16, 1996 in the District Court, Clark

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County, Nevada. These actions arise out of Grand's involvement in the
Stratosphere Tower, Casino and Hotel project in Las Vegas, Nevada. Grand was a dominant shareholder of Stratosphere. The state court action has been stayed pending resolution of the federal court action.

    The plaintiffs in the actions, who are present or former shareholders of Stratosphere Corporation, seek to pursue the actions as class actions. The complaints allege generally that the defendants concealed material information and made false positive statements about the Stratosphere, which caused the value of the Stratosphere stock to be inflated. In April 1998, a motion to dismiss submitted by Grand was partially granted. By order dated October 4, 1999, the court granted in part and denied in part a motion for summary judgment filed by Grand. The plaintiffs are pursuing the claims that survived the motion to dismiss and summary judgment.

    STRATOSPHERE STAND-BY EQUITY COMMITMENT

    In March 1995, Grand entered into a Standby Equity Commitment Agreement with Stratosphere. Grand agreed in the Standby Equity Commitment, subject to certain terms and conditions, to purchase up to $20 million of additional equity in Stratosphere during each of the first three years Stratosphere operated if Stratosphere's consolidated cash flow during each of such years did not exceed $50 million. The enforceability of the Standby Equity Commitment is the subject of litigation in the U.S. Court for the District of Nevada as a result of an action brought by the Trustee in Bankruptcy for the Stratosphere.

    On November 7, 1997, Stratosphere filed its Second Amended Plan, which was approved by the Bankruptcy Court and declared effective on October 14, 1998. Pursuant to the Second Amended Plan, Stratosphere common stock that was outstanding prior to the effective date of the Second Amended Plan was cancelled. The Second Amended Plan contemplates the formation of a new limited liability company which will own and pursue certain alleged claims and causes of action that Stratosphere and other persons may have against numerous third parties, including Grand and/or officers and/or directors of Grand. The Second Amended Plan contemplates capitalizing this new limited liability company with an investment of $5 million.

    STRATOSPHERE PREFERENCE ACTION

    On February 12, 1998, Stratosphere filed a complaint in the United States Bankruptcy Court in and for the District of Nevada against Grand and Grand Media & Electronics Distributing, Inc., a wholly owned subsidiary of Grand (Grand Media), a complaint in the Stratosphere Bankruptcy case seeking recovery of certain amounts paid by Stratosphere to Grand as management fees and for costs and expenses under a management agreement between Stratosphere and Grand, and to Grand Media for electronic equipment purchased by Stratosphere from Grand Media. Stratosphere claims in its complaint that such amounts are recoverable by Stratosphere as preferential payments under bankruptcy law.

    OTHER

    Park Place and its subsidiaries are involved in various other legal proceedings relating to routine matters incidental to our business. While any proceeding or litigation has an element of uncertainty, we believe that the final outcome of these matters is not likely to have a material adverse effect upon our company.

                            REGULATION AND LICENSING

    Each of our casinos is subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdiction where located or docked. Some jurisdictions, however, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to and periodic reports respecting the gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

    Under provisions of gaming laws in which we have operations and under our Amended and Restated Certificate of Incorporation, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. The restrictions may require a holder of our securities to dispose of the securities or, if the holder refuses to dispose of the securities, we may be obligated to repurchase the securities.

    Each holder of a note, by accepting any note, will be deemed to have agreed to be bound by the requirements imposed on holders of our debt securities by the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming activity. See "Description of Exchange Notes--Mandatory Disposition Pursuant to Gaming Laws." In addition, the indenture governing the notes provides that each holder and beneficial owner thereof, by accepting or otherwise acquiring an interest in any of the notes, will be deemed to have agreed that if the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner must be licensed, qualified or found suitable under applicable gaming laws, the holder or beneficial owner will apply for a license, qualification or finding of suitability within the required time period. If the person fails to apply or become licensed or qualified or is found unsuitable, we will have the right, at our option:

    (1) to require the person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of our election or an earlier date as may be requested or prescribed by the Gaming Authority; or

    (2) to redeem the notes at a redemption price equal to the lesser of:

       (A) the person's cost; or

       (B) 100% of the principal amount, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Gaming Authority.

We will notify the trustee under the indenture in writing of any such redemption as soon as practicable. We will not be responsible for any costs or expenses any such holder or beneficial owner may incur in connection with its application for a license, qualification or finding of suitability.

NEVADA GAMING LAWS

    The ownership and operation of casino gaming facilities in the State of Nevada, such as those at the Las Vegas Hilton, the Flamingo Hilton Las Vegas, Bally's Las Vegas, Paris Las Vegas, the Flamingo Hilton Laughlin, the Reno Hilton, the Flamingo Hilton Reno, Caesars Palace and Caesars Tahoe are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder and various local regulations. Our Nevada gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board and, depending on the facility's location, the Clark County Liquor and Gaming Licensing Board and Douglas County, which we refer to collectively as the "Nevada Gaming Authorities."

    The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things:

    - the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

    - the establishment and maintenance of responsible accounting practices and procedures;

    - the maintenance of effective controls over the financial practices of licensees, including the establishment and maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

    - the prevention of cheating and fraudulent practices; and

    - providing a source of state and local revenues through taxation and licensing fees.

    Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations.

    Each of our subsidiaries that currently operates a casino in Nevada is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. We are required to be registered by the Nevada Gaming Commission as a publicly traded corporation and as such, are required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require. No person may become a stockholder of, or receive any percentage of profits from, a licensed casino without first obtaining licenses and approvals from the Nevada Gaming Authorities. We and our licensed subsidiaries have obtained from the Nevada Gaming Authorities the various registrations, findings of suitability, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us or any of our licensed subsidiaries in order to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. Our and the licensed subsidiaries' officers, directors and key employees must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay for all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

    If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us or any licensed subsidiary, we and the licensed subsidiary would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us or a licensed subsidiary to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

    We and all licensed subsidiaries are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all of our or a licensed subsidiaries' material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Gaming Commission.

    If the Nevada Gaming Commission determined that we or a licensed subsidiary violated the Nevada Gaming Control Act, it could limit, condition, suspend or revoke our gaming licenses. In addition, we, the licensed subsidiary, and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act at the discretion of the Nevada Gaming Commission. Further, a supervisor could be appointed by the Nevada Gaming Commission to operate a licensed subsidiary's gaming establishment and, under specified circumstances, earnings generated during the supervisor's appointment, except for the reasonable rental value of the premises, could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license of a licensed subsidiary and the appointment of a supervisor could, or revocation of any gaming license would, have a material adverse effect on our gaming operations.

    Any beneficial holder of our common stock, or any of our other voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have that person's suitability as a beneficial holder of our voting securities determined if the Nevada Gaming Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

    The Nevada Gaming Control Act requires any person who acquires a beneficial ownership of more than 5% of our voting securities to report the acquisition to the Nevada Gaming Commission. The Nevada Gaming Control Act requires that beneficial owners of more than 10% of our voting securities apply to the Nevada Gaming Commission for a finding of suitability within thirty days after the Chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. An "institutional investor," as defined in the Nevada Act, which acquires beneficial ownership of more than 10%, but not more than 15%, of our voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if the institutional investor holds our voting securities for investment purposes only. An institutional investor will be deemed to hold our voting securities for investment purposes if it acquired and holds our voting securities in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly:

    - the election of a majority of the members of the our board of directors;

    - any change in our corporate charter, bylaws, management, policies or operations, or any of its gaming affiliates; or

    - any other action which the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only.

    Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

    - voting on all matters voted on by stockholders;

    - making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

    - other activities as that the Nevada Gaming Commission may determine to be consistent with investment intent. If the beneficial holder of our voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

    Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chairman of the Nevada State Gaming Control Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or a licensed subsidiary, we:

    - pay that person any dividend or interest upon any of our voting securities;

    - allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

    - pay remuneration in any form to that person for services rendered or otherwise; or

    - fail to pursue all lawful efforts to require such unsuitable person to relinquish the voting securities including, if necessary, the immediate purchase of such voting securities for cash at fair market value. Additionally, the Clark County Liquor and Gaming Licensing Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee.

    The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a registered publicly traded corporation, such as the notes, to file applications, be investigated and be found suitable to own the debt security of the registered corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own the security, then pursuant to the Nevada Gaming Control Act, the registered publicly traded corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

    - pays to the unsuitable person any dividend, interest or any distribution whatsoever;

    - recognizes any voting right by such unsuitable person in connection with such securities;

    - pays the unsuitable person remuneration in any form; or

    - makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

    We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner of any of our voting securities. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act. To date, the Nevada Gaming Commission has not imposed that requirement on us.

    We may not make a public offering of our securities without the prior approval of the Nevada Gaming Commission if we intend to use the securities or the proceeds therefrom to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes. On December 17, 1998, the Nevada Gaming Commission granted us prior approval to make public offerings for a period of two years, subject to specified conditions, which we refer to as the "shelf approval." On October 21, 1999, the Nevada Gaming Commission amended the shelf approval in conjunction with its approval of the Caesars acquisition. The shelf approval also applies to any company we wholly own that is a publicly traded corporation or would become a publicly traded corporation pursuant to a public offering. The shelf approval also includes approval for the licensed subsidiaries to guarantee any security issued by, and to hypothecate their assets to secure the payment or performance of any obligations evidenced by a security issued by, us or an affiliate in a public offering under the shelf registration. The shelf approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of the licensed subsidiaries. The shelf approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board. The shelf approval does not constitute a finding, recommendation or approval of the Nevada Gaming Authorities as to the accuracy or adequacy of the offering memorandum or the investment merits of the securities offered by the offering memorandum. Any representation to the contrary is unlawful. This exchange offer qualifies as a public offering and is being made pursuant to the shelf approval. The stock restrictions in respect of the exchange notes also will be covered by the shelf approval. The stock restrictions in respect of the old notes are not covered by the shelf approval and require the prior approval of the Nevada Gaming Commission, upon the recommendation of the Nevada State Gaming Control Board, in order to be effective. We have filed an application requesting such approval.

    We must obtain prior approval of the Nevada Gaming Commission with respect to a change in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control of us. Entities seeking to acquire control of a registered publicly traded corporation must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards before assuming control of the registered corporation. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses, and registered publicly-traded corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to:

    - assure the financial stability of corporate gaming operators and their affiliates;

    - preserve the beneficial aspects of conducting business in the corporate form; and

    - promote a neutral environment for the orderly governance of corporate affairs.

    Approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control of us.

    License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

    - a percentage of the gross revenues received;

    - the number of gaming devices operated; or

    - the number of table games operated.

    A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling or serving of food or refreshments or the selling of merchandise. Nevada corporate licensees that hold a license as an operator of a slot machine route, or a manufacturer's or distributor's license, also pay fees and taxes to the State of Nevada. The licensed subsidiaries currently pay monthly fees to the Nevada Gaming Commission equal to a maximum of 6.25% of gross revenues.

    Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons (collectively, "licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada State Gaming Control Board of the licensee's participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Thereafter, licensees are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee is also subject to disciplinary action by the Nevada Gaming Commission if it:

    - knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

    - fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

    - engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

    - employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

    The sale of alcoholic beverages at establishments operated by a licensed subsidiary is subject to licensing, control and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could, and revocation would, have a material adverse effect upon the operations of the licensed subsidiary.

NEW JERSEY GAMING LAWS

    The ownership and operation of casino gaming facilities in Atlantic City are subject to the New Jersey Casino Control Act, regulations of the New Jersey Casino Control Commission and other applicable laws. No casino may operate unless it obtains the required permits or licenses and approvals from the New Jersey Commission. The New Jersey Commission is authorized under the New Jersey Act to adopt regulations covering a broad spectrum of gaming and gaming related activities and to prescribe the methods and forms of applications from all classes of licensees. These laws and regulations concern primarily:

    - the financial stability, integrity, responsibility, good character, honesty and business ability of casino service suppliers and casino operators, their directors, officers and employees, their security holders and others financially interested in casino operations;

    - the nature of casino hotel facilities; and

    - the operating methods and financial and accounting practices used in connection with the casino operations.

    The State of New Jersey imposes taxes on gaming operations at the rate of 8% of gross gaming revenues. In addition, the New Jersey Act provides for an investment alternative tax of 2.5% of gross gaming revenues. This investment alternative tax may be offset by investment tax credits equal to 1.25% of gross gaming revenues, which are obtained by purchasing bonds issued by, or investing in housing or other development projects approved by, the Casino Reinvestment Development Authority.

    The New Jersey Commission has broad discretion with regard to the issuance, renewal and revocation or suspension of casino licenses. A casino license is not transferable, is issued for a term of up to one year for the first two renewals and thereafter for a term of up to four years, subject to discretionary reopening of the licensing hearing by the New Jersey Commission at any time. A casino license must be renewed by filing an application which must be acted on by the New Jersey Commission before the license in force expires. At any time, upon a finding of disqualification or noncompliance, the New Jersey Commission may revoke or suspend a license or impose fines or other penalties.

    The New Jersey Act imposes certain restrictions on the ownership and transfer of securities issued by a corporation that holds a casino license or is deemed a holding company, intermediary company, subsidiary or entity qualifier of a casino licensee. "Security" is defined by the New Jersey Act to include instruments that evidence either a beneficial ownership in an entity, such as common stock or preferred stock, or a creditor interest in an entity, such as a bond, note or mortgage. The New Jersey Act requires that the corporate charter of a publicly-traded affiliate of a casino licensee must require that a holder of the company's securities who is disqualified by the New Jersey Commission dispose of the securities. The corporate charter of a casino licensee or any privately-held affiliate of the licensee must:

    - establish the right of prior approval by the New Jersey Commission with regard to a transfer of any security in the company; and

    - create the absolute right of the company to repurchase at the market price or purchase price, whichever is less, any security in the company if the New Jersey Commission disapproves a transfer of the security under the New Jersey Act.

    The New Jersey Commission has approved our corporate charter. The corporate charters of our subsidiaries that operate Bally's Park Place, the Atlantic City Hilton, and Caesars Atlantic City and their privately-held affiliates likewise conform to the New Jersey Act's requirements described above for privately-held companies.

    If the New Jersey Commission finds that an individual owner or holder of securities of a corporate licensee or an affiliate of the corporate licensee is not qualified under the New Jersey Act, the New Jersey Commission may propose remedial action, including divestiture of the securities held. If disqualified persons fail to divest themselves of the securities, the New Jersey Commission may revoke or suspend the license. However, if an affiliate of a casino licensee is a publicly-traded company, and the New Jersey Commission makes a finding of disqualification with respect to any owner or holder of any security thereof, and the New Jersey Commission also finds that:

    - the company has adopted the charter provisions;

    - the company has made a good faith effort, including the prosecution of all legal remedies, to comply with any order of the New Jersey Commission requiring the divestiture of the security interest held by the disqualified owner or holder; and

    - the disqualified owner or holder does not have the ability to control the corporate licensee or the affiliate, or to elect one or more members of the board of directors of the affiliate, the New Jersey Commission will not take action against the casino licensee or its affiliate with respect to the continued ownership of the security interest by the disqualified owner or holder.

    For purposes of the New Jersey Act, a security holder is presumed to have the ability to control a publicly-traded corporation, or to elect one or more members of its board of directors, and thus require qualification, if the holder owns or beneficially holds 5% or more of any class of the equity securities of the corporation, unless the security holder rebuts the presumption of control or ability to elect by clear and convincing evidence. An "institutional investor," as that term is defined under the New Jersey Act, is entitled to a waiver of qualification if it holds less than 10% of any class of the equity securities of a publicly-traded holding or intermediary company of a casino licensee and:

    - the holdings were purchased for investment purposes only;

    - there is no cause to believe the institutional investor may be found unqualified; and

    - upon request by the New Jersey Commission, the institutional investor files a certified statement to the effect that it has no intention of influencing or affecting the affairs of the issuer, the casino licensee or its other affiliates. The New Jersey Commission may grant a waiver of qualification to an institutional investor holding 10% or more of the securities upon a showing of good cause and if the conditions specified above are met.

    With respect to debt securities, the New Jersey Commission generally requires a person holding 15% or more of a debt issue of a publicly-traded affiliate of a casino licensee to qualify under the New Jersey Act. We cannot assure you that the New Jersey Commission will continue to apply the 15% threshold, and the New Jersey Commission could at any time establish a lower threshold for qualification. The New Jersey Commission may make an exception to the qualification requirement for institutional investors, in which case the institutional holder is entitled to a waiver of qualification if the holder's position in the aggregate is less than 20% of the total outstanding debt of the affiliate and less than 50% of any outstanding publicly-traded issue of the debt, and if the institutional investor meets the conditions specified in the above paragraph. As with equity securities, the New Jersey Commission may grant a waiver of qualification to institutional investors holding larger positions upon a showing of good cause and if the institutional investor meets all of the conditions specified in the above paragraph.

    Generally, the New Jersey Commission would require each institutional holder seeking a waiver of qualification to execute a certificate stating that:

    - the holder has reviewed the definition of institutional investor under the New Jersey Act and believes that it meets the definition of institutional investor;

    - the holder purchased the securities for investment purposes only and holds them in the ordinary course of business;

    - the holder has no involvement in the business activities of, and no intention of influencing or affecting the affairs of, the issuer, the casino licensee or any affiliate; and

    - if the holder subsequently determines to influence or affect the affairs of the issuer, the casino licensee or any affiliate, it will provide not less than 30 days' notice of its intent and will file with the New Jersey Commission an application for qualification before taking the action.

    Beginning on the date the New Jersey Commission serves notice on a corporate licensee or an affiliate of the corporate licensee that a security holder of the corporation has been disqualified, it will be unlawful for the security holder to:

    - receive any dividends or interest upon the securities;

    - exercise, directly or through any trustee or nominee, any right conferred by the securities; or

    - receive any remuneration in any form from the corporate licensee for services rendered or otherwise.

    Persons who are required to qualify under the New Jersey Act because they hold debt or equity securities, and are not already qualified, are required to place the securities into an interim casino authorization trust pending qualification. Unless and until the New Jersey Commission has reason to believe that the investor may not qualify, the investor will retain the ability to direct the trustee how to vote, or whether to dispose of, the securities. If at any time the New Jersey Commission finds reasonable cause to believe that the investor may be found unqualified, it can order the trust to become "operative," in which case the investor will lose voting power, if any, over the securities but will retain the right to petition the New Jersey Commission to order the trustee to dispose of the securities.

    Once an interim casino authorization trust is created and funded, and regardless of whether it becomes operative, the investor has no right to receive a return on the investment until the investor becomes qualified. Should an investor ultimately be found unqualified, the trustee would dispose of the trust property, and the proceeds would be distributed to the unqualified applicant only in an amount not exceeding the actual cost of the trust property. Any excess proceeds would be paid to the State of New Jersey. If the securities were sold by the trustee pending qualification, the investor would receive only actual cost, with disposition of the remainder of the proceeds, if any, to await the investor's qualification hearing.

    If the New Jersey Commission determines that a licensee has violated the New Jersey Act or its regulations, then under certain circumstances, the licensee could be subject to fines or have its license suspended or revoked. In addition, if a person who is required to qualify under the New Jersey Act fails to qualify, including a security holder who fails to qualify and does not dispose of securities as may be required by the New Jersey Act, with the exception discussed above for publicly-traded affiliates, the licensee could have its license suspended or revoked.

    If a casino license is not renewed, is suspended for more than 120 days or is revoked, the New Jersey Commission can appoint a conservator. The conservator would be charged with the duty of conserving and preserving the assets so acquired and continuing the operation of the casino hotel of a suspended licensee or with operating and disposing of the casino hotel of a former licensee. The suspended licensee or former licensee would be entitled only to a fair return on its investment, to be determined under New Jersey law, with any excess to go to the State of New Jersey, if so directed by the New Jersey Commission. Suspension or revocation of any licenses or the appointment of a conservator by the New Jersey Commission would have a material adverse effect on the businesses of our Atlantic City casino hotels.

MISSISSIPPI GAMING LAWS

    The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission.

    The Mississippi Gaming Control Act, which legalized dockside casino gaming in Mississippi, was enacted on June 29, 1990. Although not identical, the Mississippi Act is similar to the Nevada Gaming Control Act. The Mississippi Gaming Commission has adopted regulations which are also similar in many respects to the Nevada gaming regulations.

    The laws, regulations and supervisory procedures of Mississippi and the Mississippi Gaming Commission seek to:

    - prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity;

    - establish and maintain responsible accounting practices and procedures;

    - maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports to the Mississippi Gaming Commission;

    - prevent cheating and fraudulent practices;

    - provide a source of state and local revenues through taxation and licensing fees; and

    - ensure that gaming licensees, to the extent practicable, employ Mississippi residents.

    The regulations are subject to amendment and interpretation by the Mississippi Gaming Commission. We believe that our compliance with the licensing procedures and regulatory requirements of the Mississippi Gaming Commission will not affect the marketability of our securities. Changes in

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Mississippi law or regulations may limit or otherwise materially affect the types of gaming that may be conducted and could have an adverse effect on us and our Mississippi gaming operations.

    The Mississippi Act provides for legalized dockside gaming at the discretion of the 14 counties that either border the Gulf Coast or the Mississippi River, but only if the voters in such counties have not voted to prohibit gaming in that county. As of January 1, 2000, dockside gaming was permissible in nine of the 14 eligible counties in the state and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River, or in the waters of the State of Mississippi lying south of the state in eligible counties along the Mississippi Gulf Coast. The law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. There are no limitations on the number of gaming licenses which may be issued in Mississippi.

    We and each of our Mississippi licensee affiliates are subject to the licensing and regulatory control of the Mississippi Gaming Commission. We are registered under the Mississippi Act as a publicly-traded holding company of our Mississippi licensee affiliates and will be required periodically to submit detailed financial and operating reports to the Mississippi Gaming Commission and furnish any other information which the Mississippi Gaming Commission may require. If we are unable to satisfy the registration requirements of the Mississippi Act, we and our affiliates cannot own or operate gaming facilities in Mississippi. Each of our Mississippi licensee affiliates must maintain a gaming license from the Mississippi Gaming Commission to operate a casino in Mississippi. The Mississippi Gaming Commission issues the licenses.

    Gaming licenses are not transferable, are issued for a three-year period (and may be continued for two additional three year periods) and must be renewed periodically thereafter. No person may become a stockholder of or receive any percentage of profits from a licensed subsidiary of a holding company without first obtaining licenses and approvals from the Mississippi Gaming Commission.

    Certain of our officers and employees and the officers, directors and key employees of our licensed Mississippi subsidiaries must be found suitable or be licensed by the Mississippi Gaming Commission. We believe we have applied for all necessary findings of suitability with respect to these persons, although the Mississippi Gaming Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with us may be required to be found suitable, in which case those persons must pay the costs and fees associated with the investigation. The Mississippi Gaming Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Changes in certain licensed positions must be reported to the Mississippi Gaming Commission. In addition to its authority to deny an application for a finding of suitability, the Mississippi Gaming Commission has jurisdiction to disapprove a change in a licensed position. The Mississippi Gaming Commission has the power to require us and our registered or licensed subsidiaries to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in their capacities.

    Employees associated with gaming must obtain work permits that are subject to immediate suspension. The Mississippi Gaming Commission will refuse to issue a work permit to a person convicted of a felony and it may refuse to issue a work permit to a gaming employee if the employee has committed various misdemeanors or knowingly violated the Mississippi Act or for any other reasonable cause.

    At any time, the Mississippi Gaming Commission has the power to investigate and require a finding of suitability of any of our record or beneficial stockholders. Mississippi law requires any person who acquires more than 5% of the common stock of a publicly-traded corporation registered with the Mississippi Gaming Commission to report the acquisition to the Mississippi Gaming Commission, and

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that person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10% of the common stock of such a company, as reported to the Commission, must apply for a finding of suitability by the Mississippi Gaming Commission and must pay the costs and fees that the Mississippi Gaming Commission incurs in conducting the investigation. The Mississippi Gaming Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a registered public company's common stock. However, the Mississippi Gaming Commission has adopted a policy that may permit institutional investors to own beneficially up to 10% of a registered public company's common stock without a finding of suitability. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners.

    Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of our securities beyond the time that the Mississippi Gaming Commission prescribes, may be guilty of a misdemeanor. We are subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with us or our licensed subsidiaries, we:

    - pay the unsuitable person any dividend or other distribution upon our voting securities;

    - recognize the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person;

    - pay the unsuitable person any remuneration in any form for services rendered or otherwise, except in limited and specific circumstances; or

    - fail to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

    We may be required to disclose to the Mississippi Gaming Commission upon request the identities of the holders of any debt or other securities. In addition, under the Mississippi Act the Mississippi Gaming Commission may, in its discretion:

    - require holders of debt securities of registered corporations to file applications;

    - investigate the holders; and

    - require the holders to be found suitable to own the debt securities.

    Although the Mississippi Gaming Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Gaming Commission retains the discretion to do so for any reason, including but not limited to a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt or equity securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Gaming Commission in connection with the investigation.

    Each of our Mississippi licensed subsidiaries must maintain in Mississippi a current ledger with respect to the ownership of its equity securities and we must maintain in Mississippi a current list of our stockholders which must reflect the record ownership of each outstanding share of any equity security issued by us. The ledger and stockholder lists must be available for inspection by the Mississippi Gaming Commission at any time. If any of our securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Commission. A failure to make that disclosure may be grounds for finding the

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record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner.

    The Mississippi Act requires that the certificates representing securities of a registered publicly-traded corporation bear a legend to the general effect that the securities are subject to the Mississippi Act and the regulations of the Mississippi Gaming Commission. The Mississippi Gaming Commission has granted us an exemption from this legend requirement. The Mississippi Gaming Commission has the power to impose additional restrictions on the holders of our securities at any time.

    Substantially all loans, leases, sales of securities and similar financing transactions by a licensed gaming subsidiary must be reported to or approved by the Mississippi Gaming Commission. A licensed gaming subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities if it obtains the prior approval of the Mississippi Gaming Commission. We may not make a public offering of our securities without the prior approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. The approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We received a waiver of the prior approval requirement for our securities offerings, subject to certain conditions.

    Under the regulations of the Mississippi Gaming Commission, none of our gaming licensees may guarantee a security issued by us pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by the security issued by us, without the prior approval of the Mississippi Gaming Commission. Similarly, we may not pledge the stock or other ownership interests of any of our gaming licensees, nor may the pledgee of such ownership interests foreclose on such a pledge, without the prior approval of the Mississippi Gaming Commission. Moreover, restrictions on the transfer of an equity security issued by our Mississippi licensees and agreements not to encumber such securities are ineffective without the prior approval of the Mississippi Gaming Commission. We have received approvals from the Mississippi Gaming Commission for such guarantees, pledges and restrictions, subject to certain conditions.

    We cannot change our control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover without the prior approval of the Mississippi Gaming Commission. The Mississippi Gaming Commission may also require controlling stockholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

    The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and corporations whose stock is publicly-traded that are affiliated with those licensees, may be injurious to stable and productive corporate gaming. The Mississippi Gaming Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to:

    - assure the financial stability of corporate gaming operators and their affiliates;

    - preserve the beneficial aspects of conducting business in the corporate form; and

    - promote a neutral environment for the orderly governance of corporate affairs.

    We may be required to obtain approval from the Mississippi Gaming Commission before we may make exceptional repurchases of voting securities in excess of the current market price of our common stock (commonly called "greenmail") or before we may consummate a corporate acquisition opposed by management. Mississippi's gaming regulations will also require prior approval by the Mississippi

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Gaming Commission if we adopt a plan of recapitalization proposed by our board of directors opposing a tender offer made directly to the stockholders for the purpose of acquiring control of us.

    Neither we nor any subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of the Mississippi Gaming Commission. The Mississippi Gaming Commission may require determinations that there are means for the Mississippi Gaming Commission to have access to information concerning our and our affiliates out-of-state gaming operations. We received a waiver of foreign gaming approval from the Mississippi Gaming Commission for our operations in other jurisdictions, but may be required to obtain the approval or a waiver of such approval from the Mississippi Gaming Commission before engaging in any additional future gaming operations outside of Mississippi.

    If the Mississippi Gaming Commission decides that a licensed gaming subsidiary violated a gaming law or regulation, the Mississippi Gaming Commission could limit, condition, suspend or revoke the license of the subsidiary. In addition, we, the licensed subsidiary and the persons involved could be subject to substantial fines for each separate violation. Because of a violation, the Mississippi Gaming Commission could attempt to appoint a supervisor to operate the casino facilities. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could, and revocation of any gaming license would, materially adversely affect our Mississippi gaming operations.

    A licensed gaming subsidiary must pay license fees and taxes, computed in various ways depending on the type of gaming involved, to the State of Mississippi and to the county or city in which the licensed gaming subsidiary conducts operations. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon:

    - a percentage of the gross gaming revenues received by the casino operation;

    - the number of slot machines operated by the casino; or

    - the number of table games operated by the casino.

    The license fee payable to the State of Mississippi is based upon "gaming receipts," generally defined as gross receipts less payouts to customers as winnings, and equals:

    - 4% of gaming receipts of $50,000 or less per month;

    - 6% of gaming receipts over $50,000 and less than $134,000 per month; and

    - 8% of gaming receipts over $134,000.

    These license fees are allowed as a credit against our Mississippi income tax liability for the year paid. The gross revenue fee imposed by the Mississippi cities and counties in which our casino operations are located, equals approximately 4% of the gaming receipts.

    The Mississippi Gaming Commission has adopted a regulation requiring as a condition of licensure or license renewal that a gaming establishment's plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which will amount to at least 25% of the casino cost. We believe we are in compliance with this requirement. Recently, the Mississippi Gaming Commission adopted a regulation which increased the infrastructure requirement to 100% from the existing 25%; however, the regulation grandfathers existing licensees and applies only to new casino projects and casinos that are not operating at the time of acquisition or purchase.

    Both the local jurisdiction and the Alcoholic Beverage Control Division of the Mississippi State Tax Commission license, control and regulate the sale of alcoholic beverages by our subsidiaries. All of our Mississippi casinos are in areas designated as special resort areas, which allows the casinos to serve alcoholic beverages on a 24-hour basis. The Alcohol Beverage Control Division has the full power to limit, condition, suspend or revoke any license for the serving of alcoholic beverages or to place a

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licensee on probation with or without conditions. Any disciplinary action could, and revocation would, have a material adverse effect upon the casino's operations. Our and our Mississippi casinos' key officers and managers must be investigated by the Alcohol Beverage Control Division in connection with its liquor permits and changes in key positions must be approved by the Alcohol Beverage Control Division.

LOUISIANA GAMING LAWS

    The ownership and operation of a riverboat gaming vessel in the State of Louisiana is subject to the Louisiana Riverboat Economic Development and Gaming Control Act. The Louisiana Gaming Control Board regulates gaming activities. The Louisiana Board is responsible for investigating the background of all applicants seeking a riverboat gaming license, issuing the license and enforcing the laws, rules and regulations relating to riverboat gaming activities.

    The Louisiana Board must find suitable the applicant, its officers, directors, key personnel, partners and persons holding a 5% or greater interest in the holder of a gaming license. The Louisiana Board may, in its discretion, also review the suitability of other security holders of, or persons affiliated with, a licensee. This finding of suitability requires the filing of an extensive application to the Louisiana Board disclosing personal, financial, criminal, business and other information. Our Louisiana affiliate, Bally's Louisiana, Inc., has filed the required forms with the Louisiana regulatory authorities with respect to a finding of suitability.

    On March 24, 1994, the Louisiana Board's predecessor issued a riverboat gaming license to Belle of Orleans, L.L.C., a limited liability company in which we have a 49.9% interest. Belle of Orleans, L.L.C. commenced riverboat gaming operations in New Orleans on July 9, 1995. We are engaged in litigation with our 50.1% partner in the Belle of Orleans, L.L.C. See "Business and Properties--Legal Proceedings" and Note 16 to our audited financial statements for a description of this litigation.

    The Louisiana Act prohibits the transfer of a Louisiana gaming license. The Louisiana Board must approve the sale, assignment, transfer, pledge or disposition of securities which represent 5% or more of the total outstanding shares issued by a holder of a license and the Louisiana Board must find the transferee suitable. In addition, the Louisiana Board must approve certain contracts and leases entered into by a licensee and enterprises which transact business with the licensee must be licensed.

    If a security holder of a licensee is found unsuitable, it will be unlawful for the security holder to:

    - receive any dividend or interest with regard to the securities;

    - exercise, directly or indirectly, any rights conferred by the securities;
      or

    - receive any remuneration from the licensee for services rendered or otherwise.

    The Louisiana Board may impose similar approval requirements on holders of securities of any intermediary or holding company of the licensee. The State of Louisiana taxes gaming operations at the rate of 18.5% of net gaming proceeds.

    On April 19, 1996, the Louisiana legislature approved legislation mandating statewide local elections on a parish-by-parish basis to determine whether to prohibit or continue to permit three individual types of gaming. On November 5, 1996, Louisiana voters determined whether each of the following types of gaming would be prohibited or permitted in the following described Louisiana parishes:

    - the operation of video draw poker devices in each parish;

    - the conduct of riverboat gaming in each parish that is contiguous to a statutorily designated river or waterway; or

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    - the conduct of land-based casino gaming operations in Orleans Parish.

    In Orleans Parish, where our riverboat casino currently operates, a majority of the voters elected to continue to permit the three types of gaming described above. The current legislation does not provide for any moratorium on future local elections on gaming. Further, the current legislation does not provide for any moratorium that must expire before future local elections on gaming could be mandated or allowed. In addition, a change of berth by a licensee would require voter approval in the parish in which the new berth is located.

DELAWARE GAMING LAWS

    Video lottery operations in the State of Delaware are regulated by the Delaware State Lottery Office through the powers delegated to the Director of the lottery pursuant to Title 29 of the Delaware code. Under Delaware's video lottery program, video lottery machines are permitted at Delaware's licensed horse racing tracks.

    Any person seeking to contract with the Delaware State Lottery Office for the provision of goods or services related to video lottery operations, including management services such as those we provide with respect to video lottery operation at the Dover Downs race track in Delaware, must be licensed by the Delaware State Lottery Office as a "technology provider." It is the ongoing duty of each technology provider licensee to notify the Director of the lottery of any change in officers, partners, directors, key employees, video lottery operations employees or owners, collectively the "key individuals." An owner is a person who owns, directly or indirectly, ten percent or more of an applicant or licensee. Key individuals are subject to a background investigation, and the failure of a key individual to satisfy a background investigation may constitute "cause" for the suspension or revocation of the technology provider's license.

INDIANA GAMING LAWS

    Our Indiana casino riverboat operations are subject to the Indiana Riverboat Gambling Act and the licensing and regulatory control of the Indiana Gaming Commission, as well as various local, county and state regulatory agencies.

    The Indiana Riverboat Act authorizes the issuance of up to 11 riverboat gaming licenses on waterways located in Indiana. The Indiana Riverboat Act strictly regulates the facilities, persons, associations and practices related to gaming operations pursuant to the police powers of the State of Indiana, including comprehensive law enforcement provisions. The Indiana Riverboat Act vests the Indiana Gaming Commission with the power and duties of administering, regulating and enforcing the system of riverboat gaming in the State of Indiana. The Indiana Gaming Commission's jurisdiction extends to every person, association, corporation, partnership and trust involved in riverboat gaming operations in the State of Indiana.

    The Indiana Riverboat Act requires the owner of a riverboat gaming operation to hold an owner's license issued by the Indiana Gaming Commission. Each license granted entitles the licensee to own and operate one riverboat and gaming equipment as part of the gaming operation. A licensee may own no more than a 10% interest in any other owner's license.

    The Indiana Riverboat Act restricts the granting of the 11 owner's licenses by location, with five to be awarded for riverboats operating in specific cities on Lake Michigan, five to be awarded for riverboats operating on the Ohio River, and one to be awarded for a riverboat operating on Patoka Lake. The Indiana Gaming Commission has not considered applicants for the eleventh license since the Patoka Lake site has been determined by the U.S. Army Corps of Engineers to be unsuitable for a casino vessel project.

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    Each owner's license runs for a period of five years. Thereafter, the license is subject to renewal on an annual basis upon a determination by the Indiana Gaming Commission that the licensee continues to be eligible for an owner's license pursuant to the Indiana Riverboat Act and the rules and regulations adopted thereunder. All riverboat licensees have a continuing duty to maintain suitability for licensure and are required to notify the Indiana Gaming Commission of any material change in the information submitted in its application or any other matter which would render the licensee ineligible. An owner's license does not create a property right but is a revocable privilege contingent upon continuing suitability for licensure. A licensed owner undergoes a complete investigation every three years.

    The Indiana Gaming Commission may revoke, restrict or suspend an owner's license at any time that the Indiana Gaming Commission determines the licensee is in violation of the Indiana Riverboat Act or the rules and regulations of the Indiana Gaming Commission or if the Indiana Gaming Commission determines revocation of the license is in the best interest of the State of Indiana and will protect and enhance the credibility and integrity of riverboat gambling operations. If the Indiana Gaming Commission determines that a licensee is in violation of the Indiana Riverboat Act or the rules and regulations promulgated by the Indiana Gaming Commission, the Indiana Gaming Commission may initiate a disciplinary proceeding to revoke, restrict or suspend the license or take such other action, including imposition of civil penalties, that the Indiana Gaming Commission deems necessary. If for any reason the license is terminated, the assets of the riverboat gambling operation must be secured and cannot be disposed of without the approval of the Indiana Gaming Commission and the licensee remains under the jurisdiction of the Indiana Gaming Commission until all matters related to the license have been resolved.

    A licensed owner may apply for and may hold other licenses that are necessary for the operation of a riverboat, including licenses to sell alcoholic beverages, a license to prepare and serve food and any other necessary license. Furthermore, the Indiana Riverboat Act requires that officers, directors and employees of a gaming operation and suppliers of gaming equipment, devices, and supplies and certain other suppliers be licensed.

    Applicants for licensure must submit comprehensive application and personal disclosure forms and undergo an exhaustive background investigation prior to the issuance of a license. The applicant must also disclose the identity of every shareholder or participant of the applicant and provide specific information with respect to certain shareholders holding significant interests, 5% or greater, in the applicant. The Indiana Gaming Commission has the authority to request specific information on any shareholder.

    The Glory of Rome riverboat casino has been licensed to conduct gaming operations by the Indiana Gaming Commission pursuant to a license originally granted to RDI/Caesars Riverboat Casino, L.L.C., which we acquired from Starwood. An ownership interest in an owner's riverboat license may only be transferred after receiving approval from the Indiana Gaming Commission and upon compliance with the regulations issued under the Indiana Riverboat Act. On
March 30, 2000, the Indiana Gaming Commission approved the transfer of the riverboat owner's license to Park Place and the continued operation of the Glory of Rome by Park Place.

    A riverboat owner licensee or any other person may not lease, hypothecate, borrow money against or loan money against an owner's riverboat gaming license.

    The Indiana Riverboat Act does not limit the maximum bet or per patron loss. Minimum and maximum wagers on games are set by the licensee. Wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager, and wagers may only be taken from a person present on a licensed riverboat.

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    Riverboats operating in Indiana must (1) have a valid certificate of inspection from the U.S. Coast Guard to carry at least 500 passengers; and
(2) be at least 150 feet long. In addition, any riverboat that operates on the Ohio River must replicate, as nearly as possible, historic Indiana steamboat passenger vessels of the nineteenth century.

    Gaming sessions are generally required to be at least two hours and are limited to a maximum duration of four hours. No gaming may be conducted while the boat is docked, except:

    - for 30-minute time periods at the beginning and end of each cruise while the passengers are embarking and disembarking, in which case total gaming time is limited to four hours, including the pre- and post-docking periods; and

    - when weather or water conditions prevent the boat from cruising.

    The Indiana Gaming Commission may grant extended cruise hours in its discretion. If the master of the riverboat reasonably determines and certifies in writing that specific weather conditions or water conditions present a danger to the riverboat and the riverboat's passengers and crew, the riverboat may remain docked and gaming may take place until the master determines that the conditions have sufficiently diminished for the riverboat to safely proceed or the duration of the authorized excursion has expired.

    After consultation with the U.S. Army Corps of Engineers, the Indiana Gaming Commission may determine the available navigable waterways that are suitable for the operation of riverboats under the Indiana Riverboat Act. If the U.S. Army Corps of Engineers rescinds an approval for the operation of riverboats on a waterway, a license issued under the Indiana Riverboat Act is void and the holder may not conduct or continue gaming operations under the Indiana Riverboat Act. The Indiana Gaming Commission requires employees working on a riverboat to have a valid merchant marine document from the U.S. Coast Guard.

    The Indiana Riverboat Act imposes a 20% wagering tax on adjusted gross receipts from gaming. The tax imposed is to be paid by the licensed owner to the Indiana Department of State Revenue before the close of the business day following the day when the wagers are made. The Indiana Riverboat Act also requires that licensees pay a $3.00 admission tax for each person admitted to a gaming excursion. A riverboat license may be suspended for failure to pay such tax. The Indiana Gaming Commission also has promulgated regulations requiring riverboat owners to reimburse the Indiana Gaming Commission for the costs of inspectors and agents required to be present during the conduct of gambling operations. Further, the Indiana Gaming Commission may impose other fees and assessments. Riverboats are assessed for property tax purposes as real property and are taxed at rates determined by local taxing authorities. All Indiana state excise taxes, use taxes and gross retail taxes apply to sales on a riverboat.

    The Indiana Gaming Commission may subject a licensee to fines, suspension or revocation of its license for any act that is in violation of the Indiana Riverboat Act, the rules and regulations of the Indiana Gaming Commission, or for an owner's license if the licensee has not begun regular riverboat excursions prior to the end of the twelve month period following receipt of a license from the Indiana Gaming Commission or if the Indiana Gaming Commission determines that the revocation of the license is in the best interests of the State of Indiana. A holder of a gaming license is required to post bond with the Indiana Gaming Commission in an amount that a local community will expend for infrastructure and other facilities associated with a riverboat operation.

    The Indiana Riverboat Act places special emphasis upon minority and women's business enterprise participation in the riverboat industry. Any person issued a riverboat owner's license must establish goals of expending at least 10% of the total dollar value of the licensee's contracts for goods and services with minority business enterprises and 5% of the total dollar value of the licensee's contracts for goods and services with women's business enterprises.

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
    An institutional investor which acquires 5% or more of any class of voting securities of a holding company of a licensee is required to notify the Indiana Gaming Commission and to provide additional information, and may be subject to a finding of suitability. A person who acquires 5% or more of any class of voting securities of a holding company of a licensee is required to apply to the Indiana Gaming Commission for a finding of suitability. A person, other than an institutional investor, who acquires a direct or indirect beneficial ownership interest of 5% or more of any riverboat licensee, through any class of voting securities of the licensee or a holding company or intermediary company of the licensee, other than an institutional investor, is required to apply to the Indiana Gaming Commission for a finding of suitability.

    A riverboat owner licensee may not enter into or perform any contract or transaction in which it transfers or receives consideration which is not commercially reasonable or which does not reflect the fair market value of the goods and services rendered or received. All contracts are subject to disapproval by the Indiana Gaming Commission. The Indiana Gaming Commission has a rule requiring the reporting of certain currency transactions, which is similar to that required by Federal authorities.

    A riverboat owner licensee or applicant (or affiliate thereof) may not enter into a debt transaction of $1.0 million or more, including the issuance of the notes, without the prior approval of the Indiana Gaming Commission. The Indiana Gaming Commission rules require that:

    - a written request for approval of the debt transaction, along with relevant information regarding the debt transaction, be submitted to the Indiana Gaming Commission at least ten days prior to a scheduled meeting of the Indiana Gaming Commission;

    - a representative of the riverboat licensee or applicant be present at the meeting to answer any questions; and

    - a decision regarding the approval of the debt transaction be issued by the Indiana Gaming Commission at the next following meeting. The Indiana Gaming Commission rules also authorize the Executive Director of the Indiana Gaming Commission to waive certain requirements.

    The Indiana Gaming Commission has not approved the issuance of the old notes. However, the Executive Director of the Indiana Gaming Commission waived the requirement that the issuance of the old notes be approved, provided, that such waiver did not apply to the issuance of the exchange notes pursuant to this public offering, and the waiver did not guarantee approval of this public offering. On March 30, 2000, the Indiana Gaming Commission approved the issuance of the exchange notes. Indiana Gaming Commission regulations also require a licensee or applicant (or affiliate) to conduct due diligence to ensure that each person with whom the licensee or applicant (or affiliate) enters into a debt transaction would be suitable for licensure under the Indiana Riverboat Act.

    The Indiana Riverboat Act prohibits contributions to a candidate for a state, legislative, or local office, or to a candidate's committee or to a regular party committee by the holder of a riverboat owner's license or a supplier's license, by an officer of a licensee or by an officer of a person that holds at least a 1% interest in the licensee. The Indiana Gaming Commission has promulgated a rule requiring quarterly reporting by the holder of a riverboat owner's license or a supplier's license of officers of the licensee, officers of persons that hold at least a 1% interest in the licensee, and of persons who directly or indirectly own a 1% interest in the licensee.

    The Indiana Gaming Commission adopted a rule which prohibits a distribution, except to allow payment of taxes, by a riverboat licensee to its partners, shareholders, itself, or any affiliated entity, if the distribution would impair the financial viability of the riverboat gaming operation. The Indiana Gaming Commission has adopted a rule which requires riverboat licensees to maintain, on a quarterly basis, a cash reserve in the amount of the actual payout for three days, and the cash reserve would

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include cash in the casino cage, cash in a bank account in Indiana, or cash equivalents not committed or obligated.

QUEENSLAND GAMING LAWS

    Queensland, Australia, like the jurisdictions discussed above, has comprehensive laws and regulations governing the conduct of casino gaming. All persons connected with the ownership and operation of a casino, including us, our subsidiary that manages the Conrad Jupiters, Gold Coast and the Conrad International Treasury Casino, Brisbane and their principal stockholders, directors and officers, must be found suitable and/or licensed. A casino license once issued remains in force until surrendered or canceled. Queensland law defines the grounds for cancellation and, in that event, an administrator may be appointed to assume control of the casino hotel complex. The Queensland authorities have also conducted an investigation of, and have found suitable, us and our subsidiary BI Gaming Corporation, which holds our Australian gaming assets.

    Queensland imposes taxes on gaming operations at the rate of 20% of gross gaming revenues, except that gaming revenues arising from persons or groups participating in special flight programs or "junkets" are taxed at a 10% rate. A casino community benefit levy of 1% of gross gaming revenues is also imposed.

URUGUAY GAMING LAWS

    Uruguay also has laws and regulations governing the establishment and operation of casino gaming. The Internal Auditors Bureau of Uruguay, under the authority of the Executive Power of the Oriental Republic of Uruguay, is responsible for establishing the terms under which casino operations are conducted, including suitability requirements of persons associated with gaming operations, authorized games, specifications for gaming equipment, security, surveillance and compliance. The Executive Power of the Oriental Republic of Uruguay has authorized Baluma S.A., a corporation duly organized and existing under the laws of the Oriental Republic of Uruguay, as owner of the Conrad International Punta del Este Resort & Casino to conduct casino operations. The authorization was granted based on the expertise and financial suitability of Hilton and its subsidiary Conrad International Hotels Corporation, which acted as manager of the Punta del Este Resort & Casino. By resolution dated
December 29, 1998, the Executive Power of the Oriental Republic of Uruguay authorized the replacement of Conrad International Hotels Corporation by B I Gaming Corporation, a subsidiary of ours, as manager of the Punta del Este Resort & Casino, subject to the fulfillment of formal requirements set forth in the resolution. Documents to comply with the referred formal requirements were submitted in due time. The Internal Auditors Bureau has reviewed the documents and recommended to the Executive Power of the Oriental Republic of Uruguay to declare that requirements made by resolution dated December 29, 1998 have been complied with.

    Uruguay imposes a casino concession fee on gaming operations conducted by the Punta del Este Resort & Casino at a fixed amount per fiscal year. For the years ending December 31, 1997, 1998 and 1999, the casino concession fee imposed is $3.2 million, $3.3 million and $3.3 million, respectively.

ONTARIO, CANADA, GAMING LAWS

    Our Ontario casino gaming operations are subject to the regulatory control of the Ontario Alcohol and Gaming Commission pursuant to the Ontario Gaming Control Act and certain contractual obligations to the Ontario Casino Corporation, a provincial crown corporation owned by the Province of Ontario.

    We own 50% of Windsor Casino Limited, which operates the casino in Windsor, Ontario, Canada, on behalf of the Ontario Casino Corporation, pursuant to an operating agreement with the Ontario Casino Corporation. The operating agreement imposes certain obligations on Windsor Casino Limited

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relating to the operation of the Windsor Casino. Pursuant to a support agreement between the shareholders of Windsor Casino Limited and the Ontario Casino Corporation, the shareholders, including us, have certain obligations relating to the operation of Windsor Casino Limited.

    Windsor Casino Limited is required under the Ontario Gaming Control Act to be registered as a casino operator with the Ontario Alcohol and Gaming Commission and must operate in accordance with the terms and conditions of its registration.

    Pursuant to the Ontario Gaming Control Act and the terms of Windsor Casino Limited's registration, the Registrar of the Ontario Commission must approve any change in the directors or officers of Windsor Casino Limited. The Ontario Gaming Control Act also provides that the Ontario Commission may require the submission of disclosures and informational material from any person who has an interest in Windsor Casino Limited. This includes parent companies and their directors and officers.

    The Registrar of the Ontario Commission has the power, subject to the Ontario Gaming Control Act, to grant, renew, suspend or revoke registrations. The Registrar is entitled to make such inquiries and conduct such investigations as are necessary to determine that applicants for registration meet the requirements of the Ontario Gaming Control Act and to require information or material from any person who has an interest in an applicant for registration. The criteria to be considered in connection with registration under the Ontario Gaming Control Act include the financial responsibility, integrity and honesty of the applicant and the public interest. The Registrar may, at any time, revoke, suspend or refuse to renew Windsor Casino Limited's registration for any reason that would have disentitled it to registration.

    Changes to these laws and regulations could have an adverse effect on our casino gaming operations.

NOVA SCOTIA, CANADA, GAMING LAWS

    Our Nova Scotia casino gaming operations are subject to the regulatory control of the Nova Scotia Gaming Control Commission pursuant to the Nova Scotia Gaming Control Act and certain contractual obligations to the Nova Scotia Gaming Corporation, a provincial crown corporation owned by the Province of Nova Scotia.

    We own a 95% partnership interest in Metropolitan Entertainment Group, which operates the Sheraton Casino Nova Scotia in Sydney and Halifax on behalf of the Nova Scotia Gaming Corporation pursuant to an operating contract with the Nova Scotia Gaming Corporation. The operating contract imposes certain obligations on Metropolitan relating to the operation of the Sydney and Halifax casinos. We are also a party to the operating contract as a guarantor of Metropolitan's obligations.

    Metropolitan is required under the Nova Scotia Act to be registered as a casino operator with the Nova Scotia Commission.

    Under the Nova Scotia Act, the director of registration of the Nova Scotia Commission must be notified, within 15 days, of any change in the officers or directors of Sheraton Casino Nova Scotia. Sheraton Casino Nova Scotia is also required to file a disclosure form with the director of registration within 15 days of:

    - a person acquiring a beneficial interest in the business of the casino;

    - a person exercising control, either directly or indirectly, over the business of the casino; or

    - a person providing financing, either directly or indirectly, to the business of the casino.

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    The Nova Scotia Act also provides that the Director of Registration may require information or material from Metropolitan or any person who has an interest in the casino. This includes parent companies and their directors and officers.

    The Nova Scotia Commission has the power to suspend or to revoke Metropolitan's registration, at any time, for any reason that would have disentitled Metropolitan to obtain the registration. Grounds for suspension or revocation include the financial responsibility, integrity and honesty of the casino operator and its officers and directors and the public interest.

    Changes to these laws and regulations could have an adverse effect on our casino gaming operations.

SOUTH AFRICA GAMING LAWS

    Our South African operations are subject to the Gauteng Gambling and Betting Act No. 4 of 1995 and the regulations issued thereunder. Under Section 38(1) of the Gauteng Gambling and Betting Act and regulation 20 of the regulations issued thereunder, if an entity has directly or indirectly procured a controlling or financial interest of 1% or more in a casino license holder in Gauteng, then the provisions of Section 38(1) apply and the acquiring entity will have to apply for the consent of the Gauteng Gambling Board for the holding of such an interest.

    Under Regulation 88(2) of the Gauteng Gambling and Betting Act, the acquiring entity must apply to the Gauteng Gambling Board for consent to hold such an interest within 14 days after the transaction closes and the interest is procured.

    The application for the consent of the Gauteng Gambling Board must be made within a period and in a manner prescribed by the Gauteng Gambling Board. To this end, the Gauteng Gambling Board has issued a standard application form.

    In making such an application, all the relevant provisions of the Gauteng Gambling and Betting Act relating to an application for a casino license apply. These include:

    - the application itself;

    - representations by interested persons;

    - response by the applicant to such representations;

    - further information and oral representations;

    - public inspection of the application and representations;

    - obtaining of a police report;

    - the holding of a hearing in respect of the application which is open to members of the public and where witnesses are called; and

    - a decision being given on the application and conditions being applied in the event of the application being granted.

    A non-refundable license fee of R5,700.00 (approximately $913) is payable with the application. Under Section 23 of the Gauteng Gambling and Betting Act, the Gauteng Gambling Board may recover from the applicant all reasonable expenses incurred by the Gauteng Gambling Board in conducting the necessary investigation in respect of the application.

    Section 38(3) of the Gauteng Gambling and Betting Act provides that where consent is not granted, the acquiring entity shall, within the prescribed period and in the manner prescribed or determined by the Gauteng Gambling Board, dispose of the interest in question.

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    In addition, Regulation 88(1) provides that the casino license holder must notify the Gauteng Gambling Board of the acquiring entity's identity and address as soon as practicable after it becomes aware of the procurement of an interest in it.

IRS REGULATIONS

    The Internal Revenue Service requires operators of casinos located in the United States to file information returns for U.S. citizens, including names and addresses of winners, for keno and slot machine winnings in excess of stipulated amounts. The IRS also requires operators to withhold taxes on some keno, bingo and slot machine winnings of nonresident aliens. We are unable to predict the extent, to which these requirements, if extended, might impede or otherwise adversely affect operations of, and/or income from, the other games.

    Regulations adopted by the Financial Crimes Enforcement Network of the Treasury Department and the gaming regulatory authorities in some of the domestic jurisdictions in which we operate casinos, or in which we have applied for licensing to operate a casino, require the reporting of currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. This reporting obligation began in May 1985 and may have resulted in the loss of gaming revenues to jurisdictions outside the United States which are exempt from the ambit of these regulations.

OTHER LAWS AND REGULATIONS

    Each of the casino hotels and riverboat casinos described in this prospectus is subject to extensive state and local regulations and, on a periodic basis, must obtain various licenses and permits, including those required to sell alcoholic beverages. We believe that we have obtained all required licenses and permits and our businesses are conducted in substantial compliance with applicable laws except for regulatory approvals in connection with the acquisition described above, which is currently in progress.

HEADQUARTERS

    Our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109. Our telephone number is (702) 699-5000.

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                       DESCRIPTION OF OTHER INDEBTEDNESS

    The following is a brief summary of important terms of our material indebtedness:

    REVOLVING CREDIT FACILITIES. In December 1998, we entered into two revolving credit facilities with a syndicate of financial institutions. The revolving credit facilities provided for borrowings of up to $2.15 billion, consisting of:

    - a 364-day senior unsecured revolving credit facility of up to $650 million; and

    - a five-year senior unsecured revolving credit facility of up to $1.5 billion.

    In connection with the Caesars acquisition, on August 31, 1999 we entered into a new $2.0 billion revolving credit facility which replaced the $650 million 364-day revolving credit facility. In addition to the new
$2.0 billion 364-day revolving credit facility, we also entered into a $1.0 billion 364-day revolving credit facility which could only be drawn to provide funding for the Caesars acquisition. Availability under the $1.0 billion revolving credit facility will be reduced by the proceeds of any notes we may issue. The amount outstanding under the $1.0 billion 364-day revolving credit facility was reduced to approximately $606 million following the issuance of the $400 million senior notes issued in November 1999 and was further reduced to approximately $116 million following the issuance of the old notes.

    At December 31, 1999, an aggregate of approximately $3.9 billion was outstanding under our revolving credit facilities, leaving approximately $213 million available to us at that date.

    The 364-day revolving credit facilities mature August 2000 and the five-year revolving credit facility matures December 2003. Both the 364-day revolving credit facilities and the five-year revolving credit facility may be extended in one year increments at our request with the prior written consent of the lenders. For additional details on the terms of our revolving credit facility, including the terms of various covenants to which we are currently subject, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Financing."

    HILTON DEBT. Concurrently with our spin-off from Hilton, we assumed primary liability for $625 million of Hilton's fixed rate debt. The payment terms of this debt assumption mirror the terms of Hilton's existing $300 million 7 3/8% notes due 2002 and its $325 million 7% notes due 2004. We entered into supplemental indentures with the trustee under these notes providing for our assumption of the payment obligations under the existing indentures.

    7 7/8% SENIOR SUBORDINATED NOTES DUE 2005.  In December 1998, we issued
$400 million of 7 7/8% senior subordinated notes due December 2005. The 7 7/8% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7 7/8% notes. The 7 7/8% notes are unsecured senior subordinated obligations and are subordinated to all of our senior debt.

    7.95% SENIOR NOTES DUE 2003. In August 1999, we issued $300 million aggregate principal amount of 7.95% senior notes due 2003. The 7.95% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7.95% notes. The 7.95% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

    8 1/2% SENIOR NOTES DUE 2006. In November 1999, we issued $400 million aggregate principal amount of 8 1/2% senior notes due 2006. The 8 1/2% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 8 1/2% notes. The 8 1/2% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

    COMMERCIAL PAPER PROGRAM. We have established a $1 billion commercial paper program. To the extent that we incur debt under this program, we must maintain an equivalent amount of credit available under our revolving credit facility. We have borrowed under the program for various periods during 1999. At
December 31, 1999, we had no outstanding borrowings under the commercial paper program.

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                               THE EXCHANGE OFFER

GENERAL

    As of the date of this prospectus, $500 million in principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent to holders on May 11, 2000.

PURPOSE OF THE EXCHANGE OFFER

    We issued the old notes on February 22, 2000 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the old notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

    In connection with the sale of the old notes, we entered into the registration rights agreement, which requires us to:

    - file a registration statement with the Commission relating to the exchange offer not later than 30 days after the date of issuance of the old notes;

    - use our best efforts to cause the registration statement relating to the exchange offer to become effective under the Securities Act within 90 days after the date of issuance of the old notes; and

    - use our best efforts to complete the exchange offer within 150 days from the original issuance of the old notes or, if obligated to file a shelf registration statement, to use our best efforts to cause the shelf registration statement to be declared effective by the 150th day after the original issuance of the old notes. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

    We are making the exchange offer to satisfy our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes.

    We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

    - the exchange notes are acquired in the ordinary course of the holder's business;

    - the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

    - the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

    For additional information, see "--Resale of exchange notes." Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will

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deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

TERMS OF THE EXCHANGE

    We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, $1,000 in principal amount of exchange notes for each $1,000 in principal amount of the old notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes will generally be freely transferable by holders of the exchange notes and will not be subject to the terms of the registration rights agreement. The exchange notes will evidence the same indebtedness as the old notes and will be entitled to the benefits of the indenture. For additional information, see "Description of the Exchange Notes."

    The exchange offer is not conditioned upon the tender of any minimum principal amount of old notes.

    We have not requested, and do not intend to request, an interpretation by the staff of the Commission as to whether the exchange notes issued in exchange for the old notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer in exchange for old notes may be offered for sale, resold and otherwise transferred by any holder of exchange notes, other than any holder that is a broker-dealer or is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

    - the exchange notes are acquired in the ordinary course of the holder's business;

    - the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

    - the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

    Since the Commission has not considered the exchange offer in the context of a no-action letter, we can provide no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Any holder who is an affiliate of ours or who tenders old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on the interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

    The exchange notes will accrue interest from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was on February 22, 2000. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

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
    Tendering holders of the old notes will not be required to pay brokerage commissions or fees or, transfer taxes, except as specified in the instructions in the letter of transmittal, with respect to the exchange of the old notes in the exchange offer.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

    The exchange offer will expire at 5:00 p.m., New York City time, on June 12, 2000, unless we, in our sole discretion, have extended the period of time for which the exchange offer is open. The time and date, as it may be extended, is referred to herein as the "expiration date." The expiration date will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act. We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes. We will extend the expiration date by giving oral or written notice of the extension to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During the extension, all old notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

    We expressly reserve the right to:

    - terminate or amend the exchange offer and not to accept for exchange any old notes not previously accepted for exchange upon the occurrence of any of the events specified below under "--Conditions to the exchange offer" which have not been waived by us; and

    - amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to the holders of the old notes, whether before or after any tender of the old notes.

    If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to the holders of the old notes as promptly as practicable.

    For purposes of the exchange offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the old notes promptly following the expiration date.

PROCEDURES FOR TENDERING OLD NOTES

    Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal. All references in this prospectus to the letter of transmittal are deemed to include a facsimile of the letter of transmittal.

    A holder of old notes may tender the old notes by:

    - properly completing and signing the letter of transmittal;

    - properly completing any required signature guarantees;

    - properly completing any other documents required by the letter of transmittal; and

    - delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth below on or prior to the expiration date; or

    - complying with the procedure for book-entry transfer described below; or

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
    - complying with the guaranteed delivery procedures described below.

    The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the holders. If the delivery is by mail, it is recommended that registered mail properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to ensure timely delivery. Holders should not send old notes or letters of transmittal to us.

    The signature on the letter of transmittal need not be guaranteed if:

    - tendered old notes are registered in the name of the signer of the letter of transmittal; and

    - the exchange notes to be issued in exchange for the old notes are to be issued in the name of the holder; and

    - any untendered old notes are to be reissued in the name of the holder.

In any other case, the tendered old notes must be:

    - endorsed or accompanied by written instruments of transfer in form satisfactory to us;

    - duly executed by the holder; and

    - the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an "eligible institution" that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes and/or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

    The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company, the "book-entry transfer facility," for the purpose of facilitating the exchange offer. We refer to the Depository Trust Company in this prospectus as "DTC." Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent's message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. We refer to the Automated Tender Offer Program in this prospectus as "ATOP". Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTCs ATOP procedures for transfer. DTC will then send an agent's message.

    The term "agent's message" means a message which:

    - is transmitted by DTC;

    - received by the exchange agent and forming part of the book-entry transfer;

    - states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

    - states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

    - states that we may enforce the agreement against the participant.

    If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the holder may effect a tender if the exchange agent has received at its address set forth below on or prior to the expiration date, a letter, telegram or facsimile transmission, and an original delivered by guaranteed overnight courier, from an eligible institution setting forth:

    - the name and address of the tendering holder;

    - the names in which the old notes are registered and, if possible, the certificate numbers of the old notes to be tendered; and

    - a statement that the tender is being made thereby and guaranteeing that within three business days after the expiration date, the old notes in proper form for transfer, or a confirmation of book-entry transfer of such old notes into the exchange agent's account at the book-entry transfer facility and an agent's message, will be delivered by the eligible institution together with a properly completed and duly executed letter of transmittal and any other required documents.

    Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when:

    - the tendering holder's properly completed and duly signed letter of transmittal, or a properly transmitted agent's message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent's account at the book-entry transfer facility is received by the exchange agent; or

    - a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

    Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent's message.

    All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. The interpretation of the terms and conditions of the exchange offer including the letter of transmittal and the instructions contained in the letter of transmittal, by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

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
    If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the old notes.

    If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

    By tendering, each holder represents to us that, among other things:

    - the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder;

    - the holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

    - the holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of ours.

    Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

    The party tendering old notes for exchange exchanges, assigns and transfers the old notes to us and irrevocably constitutes and appoints the exchange agent as his agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the "transferor." The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old notes and to acquire exchange notes issuable upon the exchange of the tendered old notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered old notes or transfer ownership of such old notes on the account books maintained by a book-entry transfer facility. The transferor further agrees that acceptance of any tendered old notes by us and the issuance of exchange notes in exchange for old notes will constitute performance in full by us of various of our obligations under the registration rights agreement. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

    The transferor certifies that it is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act and that it is acquiring the exchange notes offered hereby in the ordinary course of the transferor's business and that the transferor has no arrangement with any person to participate in the distribution of the exchange notes.

    Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each transferor which is a broker-dealer receiving exchange notes for its own account must acknowledge that it will deliver a prospectus in connection

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
with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

WITHDRAWAL RIGHTS

    Tenders of old notes may be withdrawn at any time prior to the expiration date.

    For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

    - specify the name of the person having tendered the old notes to be withdrawn;

    - identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

    - specify the principal amount of old notes to be withdrawn;

    - include a statement that the holder is withdrawing his election to have the old notes exchanged;

    - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

    - specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

    The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us and our determination will be final and binding on all parties.

    Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time prior to the expiration date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, on the expiration date, all old notes properly tendered and will issue the exchange notes promptly after such acceptance. See "--Conditions to the Exchange Offer" below for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

    For each old note accepted for exchange, the holder of the old note will receive an exchange note having a principal amount equal to that of the surrendered old note.

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
    In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after:

    - timely receipt by the exchange agent of certificates for the old notes or a timely book-entry confirmation of the old notes into the exchange agent's account at the book-entry transfer facility;

    - a properly completed and duly executed letter of transmittal, or a properly transmitted agent's message; and

    - timely receipt by the exchange agent of all other required documents.

    If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the non-exchanged old notes will be credited to an account maintained with the book-entry transfer facility. In either case, the old notes will be returned as promptly as practicable after the expiration of the exchange offer.

CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if at any time before the acceptance of the old notes for exchange or the exchange of the exchange notes for such old notes, any of the following conditions exist:

    - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer; or

    - the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the Commission.

    Regardless of whether any of the conditions has occurred, we may amend the exchange offer in any manner which, in our good faith judgment, is advantageous to holders of the old notes.

    The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition or we may waive any condition in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of the right and each right will be deemed an ongoing right which we may assert at any time and from time to time.

    If we waive or amend the conditions above, we will, if required by law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of the waiver or amendment, if the exchange offer would otherwise expire within the five business-day period. Any determination by us concerning the events described above will be final and binding upon all parties.

    The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

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
EXCHANGE AGENT

    Norwest Bank Minnesota, N.A., has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

                                BY REGISTERED OR
                                CERTIFIED MAIL:
            Norwest Bank Minnesota, N.A. Corporate Trust Operations
                                 P.O. Box 1517
                           Minneapolis, MN 55479-1517

                                 BY FACSIMILE:
                                 (612) 667-4297

                                   CONFIRM BY
                                   TELEPHONE:

                                 (612) 667-9764
                           Bondholder Communications

                              BY HAND OR OVERNIGHT
                                    COURIER:

                          Norwest Bank Minnesota, N.A.
                           Corporate Trust Operations
                                 Norwest Center
                               Sixth & Marquette
                                 MAC N9303-121
                             Minneapolis, MN 55479

    You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

    DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE SET FORTH ON THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; FEES AND EXPENSES

    We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the old notes and in handling or forwarding tenders for their customers.

    We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate the expenses to be approximately $250,000, which includes fees and expenses of the exchange agent, trustee, registration fees, accounting, legal, printing and related fees and expenses.

    No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to this prospectus, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of old notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the exchange offer to holders of old notes in the jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

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
TRANSFER TAXES

    We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

    - certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered; or

    - tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

    - a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer.

    We will bill the amount of the transfer taxes directly to the tendering holder if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

ACCOUNTING TREATMENT

    For accounting purposes, we will not recognize gain or loss upon the exchange of the exchange notes for old notes. We will amortize expenses incurred in connection with the issuance of the exchange notes over the term of the exchange notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

    Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

    As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

    We may in the future seek to acquire, subject to the terms of the indenture, untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes which are not tendered in the exchange offer.

RESALE OF EXCHANGE NOTES

    We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder, other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

    - the exchange notes are acquired in the ordinary course of the holder's business; and

    - the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the exchange notes.

    However, any holder who is:

    - an "affiliate" of ours;

    - who has an arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer; or

    - any broker-dealer who purchased old notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

could not rely on the applicable interpretations of the staff and must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see "Plan of Distribution."

    In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests. The registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any exchange notes.

SHELF REGISTRATION STATEMENT

    If:

    - any changes in law or the applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer; or

    - for any reason the exchange offer is not consummated within 150 days following the date of original issuance of the old notes; or

    - any holder of the old notes, other than the initial purchasers, is not eligible to participate in the exchange offer; or

    - upon the request of any initial purchaser under specified circumstances, we will, at, our cost:

    - as promptly as practicable, file the shelf registration statement covering resales of the old notes,

    - use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act by the 90th day after the original issuance of the old notes; and

    - use our best efforts to keep the shelf registration statement effective until two years after its effective date or until one year after the effective date if the shelf registration statement is filed at the request of any initial purchaser.

    We will, in the event of the filing of a shelf registration statement, provide to each holder of the old notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement for the old notes has become effective and take other actions as are required to permit unrestricted resales of the old notes. A holder of old notes that sells the old notes pursuant to the shelf registration statement generally:

    - will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers;

    - will be subject to some of the civil liability provisions under the Securities Act in connection with the sales; and

    - will be bound by the provisions of the registration rights agreement which are applicable to the holder, including specified indemnification obligations.

In addition, each holder of the old notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods specified in the registration rights agreement in order to have their old notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages described below.

LIQUIDATED DAMAGES

    If:

    (a) the exchange offer registration statement is not filed with the Commission on or prior to the 30th calendar day following the date of original issue of the old notes;

    (b) the exchange offer registration statement is not declared effective on or prior to the 120th calendar day following the date of original issue of the old notes; or

    (c) the exchange offer is not consummated or a shelf registration statement is not declared effective, in either case, on or prior to the 150th calendar day following the date of original issue of the old notes, the interest rate borne by the old notes will increase by .25% per year upon the occurrence of any of the events described in (a) through (c) above, each of which will constitute a registration default. The interest rate will increase by
 .25% each 90-day period that a registration default continues, provided that the maximum aggregate increase in the interest rate will in no event exceed one percent (1%) per year. Following the cure of all registration defaults the accrual of this additional interest will cease and the interest rate will revert to the original rate.

                       DESCRIPTION OF THE EXCHANGE NOTES

    You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "Park Place" refer only to Park Place Entertainment Corporation and not to any of its subsidiaries.

    Park Place will issue the exchange notes under an indenture between itself and Norwest of Minneapolis, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

    The following description is a summary of the material provisions of the indenture. It does not restate this agreement in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the exchange notes. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

RANKING

    The exchange notes:

    - are unsecured general obligations of Park Place;

    - are subordinated in right of payment to all existing and future Senior Debt of Park Place; and

    - are equal in right of payment with all existing and future subordinated Debt of Park Place.

    The exchange notes will effectively rank junior to Senior Debt of Park Place and to all liabilities of Park Place's subsidiaries, including trade payables.

    Park Place's subsidiaries had approximately $19 million of indebtedness outstanding at December 31, 1999. The indenture will permit Park Place and its subsidiaries to incur additional Debt, including the incurrence of additional Senior Debt by Park Place.

PRINCIPAL, MATURITY AND INTEREST

    Park Place will issue exchange notes in a maximum aggregate principal amount of $500 million. Park Place will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on February 15, 2007.

    Interest on the exchange notes will accrue at the rate of 9 3/8% per annum. Interest will be payable semi-annually in arrears on August 15 and February 15, commencing on August 15, 2000. Park Place will make each interest payment to the holders of record of the exchange notes on the immediately preceding August 1 and February 1.

    Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was February 22, 2000. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

    Upon not less than 30 nor more than 60 days' notice, Park Place may redeem the exchange notes in whole but not in part at any time at a redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the applicable redemption date.

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
SELECTION AND NOTICE

    Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address.

    Exchange notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on exchange notes called for redemption.

MANDATORY REDEMPTION

    Park Place will not be required to make any mandatory sinking fund payments in respect of the exchange notes.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    Each holder, by accepting an exchange note, shall be deemed to have agreed that if the gaming authority of any jurisdiction in which Park Place or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of exchange notes be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, Park Place shall have the right, at its option:

    (a) to require such person to dispose of its exchange notes or beneficial interest therein within 30 days of receipt of notice of Park Place's election or such earlier date as may be requested or prescribed by such gaming authority, or

    (b) to redeem such exchange notes at a redemption price equal to the lesser of (1) such person's cost or (2) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability, which redemption may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority.

    Park Place shall notify the Trustee in writing of any such redemption as soon as practicable. Park Place shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

SUBORDINATION

    The payment of principal, premium and interest, if any, on the exchange notes will be subordinated to the prior payment in full of all Senior Debt of Park Place.

    The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy, insolvency or similar proceeding at the rate specified in the applicable Senior Debt, whether or not such interest is an allowed claim in any such proceeding) before the holders of the exchange notes will be entitled to receive any payment with respect to the exchange notes (except that holders of the exchange notes may receive payments made from the trust described under "--Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of Park Place:

    (1) in a liquidation or dissolution of Park Place;

    (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Park Place or its property;

    (3) in an assignment for the benefit of creditors; or

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
    (4) in any marshalling of Park Place's assets and liabilities.

    Park Place also may not make any payment in respect of the exchange notes, except from the trust described under "--Legal Defeasance and Covenant Defeasance," if:

    (1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

    (2) any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from Park Place or the holders of any Designated Senior Debt.

    Payments on the exchange notes may and shall be resumed:

    (1) in the case of a payment default, upon the date on which such default is cured or waived; and

    (2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

    No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

    No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

    Park Place must promptly notify holders of Senior Debt if payment of the exchange notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Park Place, holders of the exchange notes may recover less ratably than creditors of Park Place who are holders of Senior Debt. See "Risk Factors--The right to receive payments on the notes will be junior to some of our existing and possibly all of our future borrowings."

    If Park Place fails to make any payment on the exchange notes when due or within any applicable grace period, whether or not on account of the subordination provisions referred to above, such failure would constitute an Event of Default under the indenture and would enable the holders of the exchange notes to accelerate the maturity thereof. See "--Events of Default and Remedies."

ADDITIONAL COVENANTS OF PARK PLACE

LIMITATION ON LIENS

    Other than as provided below under "--Exempted Liens and Sale and Lease-Back Transactions," neither Park Place nor any Restricted Subsidiary will create, assume or suffer to exist any Lien:

    - upon any Principal Property;

    - upon any shares of capital stock of any Restricted Subsidiary owned by Park Place or any Restricted Subsidiary; or

    - securing Debt of any Restricted Subsidiary,

without equally and ratably securing the exchange notes with (or prior to) the Debt secured by such Lien, for so long as such Debt shall be so secured,

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PROVIDED, HOWEVER, that this limitation will not apply to:

    (a) Liens existing on the date of issuance of the old notes;

    (b) Liens existing:

       - on property at the time of acquisition through a merger, a consolidation or otherwise by Park Place or a Restricted Subsidiary; or

       - on property or securing Debt of, or Capital Stock of, any corporation, partnership or other entity at the time such corporation, partnership or other entity becomes a Restricted Subsidiary;

    (c) Liens to secure Debt with respect to all or any part of the acquisition cost or the cost of construction or improvement of property, provided, such Debt is incurred and related Liens are created within 24 months of the acquisition, completion of construction or improvement or commencement of full operation, whichever is later, and such Debt does not exceed the aggregate amount of the acquisition cost and/or the construction cost thereof;

    (d) Liens on shares of capital stock or property of a Restricted Subsidiary to secure Debt with respect to all or part of the acquisition cost of such Restricted Subsidiary, provided that such Debt is incurred and related Liens are created within 24 months of the acquisition of such Restricted Subsidiary and such Debt does not exceed the acquisition cost of such Restricted Subsidiary;

    (e) Liens to secure Debt incurred to construct additions to, or to make Capital Improvements to, properties of Park Place or any Restricted Subsidiary, provided such Debt is incurred and related Liens are created within 24 months of completion of construction or Capital Improvements and such indebtedness does not exceed the cost of such construction or Capital Improvements;

    (f) Liens in favor of Park Place or another Restricted Subsidiary;

    (g) Liens to secure Debt on which interest payments are exempt from Federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended;

    (h) Liens on the equity interest of Park Place or any Restricted Subsidiary in any Joint Venture or any Restricted Subsidiary which owns an equity interest in such Joint Venture to secure Debt, provided the amount of such Debt is contributed and/or advanced solely to such Joint Venture;

    (i) Liens securing Senior Debt and Liens on assets of a Subsidiary securing Debt of that Subsidiary;

    (j) any extension, renewal or replacement, in whole or in part, of any Liens referred to in the foregoing clauses (a) through (i) or of any Debt secured thereby, including premium, if any, provided that the aggregate principal amount secured does not exceed:

       - the greater of (1) the principal amount secured thereby at the time of such extension, renewal or replacement, or, as the case may be, repayment or extinguishment and (2) 80% of the fair market value (in the opinion of Park Place's board of directors) of the properties subject to such extension, renewal or replacement plus

       - any reasonable fees and expenses associated with such extension, renewal or replacement,

       and provided, further, that in the case of a replacement thereof, such Debt is incurred and related Liens are created within 24 months of the repayment or extinguishment of the Debt or Liens referred to in the foregoing clauses (a) through (i);

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    (k) purchase money liens on personal property;

    (l) Liens to secure payment of workers' compensation or insurance premiums, or relating to tenders, bids or contracts (except contracts for the payment of money);

    (m) Liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

    (n) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business; and

    (o) Liens in favor of any domestic or foreign government or governmental body in connection with contractual or statutory obligations.

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

    Other than as provided below under "--Exempted Liens and Sale and Lease-Back Transactions," neither Park Place nor any Restricted Subsidiary will enter into any arrangement with any lessor (other than Park Place or a Restricted Subsidiary), providing for the lease to Park Place or a Restricted Subsidiary for a period of more than three years (including renewals at the option of the lessee) of any Principal Property that has been or is to be sold or transferred by Park Place or any Restricted Subsidiary to such lessor or to any other Person, and for which funds have been or are to be advanced by such lessor or other Person on the security of the leased property ("Sale and Lease-Back Transaction"), unless either:

    (a) Park Place or such Restricted Subsidiary would be entitled, pursuant to the provisions described in clauses (a) through (o) under "--Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the exchange notes, or

    (b) an amount equal to:

       - the greater of the net cash proceeds of such sale or the fair market value of such property (in the opinion of Park Place's board of directors) less

       - the fair market value (in the opinion of Park Place's board of directors) of any noncash proceeds of the sale of such property (provided such noncash proceeds constitute "Principal Property," acquired on the date the property sold in the Sale and Lease-Back Transaction was acquired by Park Place or any of its Restricted Subsidiaries),

is applied within 180 days to the retirement or other discharge of the exchange notes or Debt ranking on a parity with the exchange notes.

EXEMPTED LIENS AND SALE AND LEASE-BACK TRANSACTIONS

    Notwithstanding the restrictions set forth in "--Limitation on Liens" and "--Limitation on Sale and Lease-Back Transactions" above, Park Place or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Debt secured by such Liens (not including Liens permitted under "--Limitation on Liens" above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under "--Limitation on Sale and Lease-Back Transactions" above), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by Park Place and its Restricted Subsidiaries does not exceed 15% of Consolidated Net Tangible Assets.

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MERGER, CONSOLIDATION, OR SALE OF ASSETS

    Park Place may not: (a) consolidate or merge with or into another Person; or
(b) sell, assign, transfer or convey its properties and assets substantially in their entirety (computed on a consolidated basis) to any Person, unless:

    (1) either: (A) Park Place is the surviving entity; or (B) the Person formed by or surviving any such consolidation or merger (if other than Park Place) or to which such sale, assignment, transfer or conveyance shall have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

    (2) the Person formed by or surviving any such consolidation or merger (if other than Park Place) or the Person to which such sale, assignment, transfer or conveyance shall have been made assumes all the obligations of Park Place under the exchange notes and the indenture; and

    (3) immediately after such transaction no Default or Event of Default exists.

    This "Merger, Consolidation, or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of properties or assets solely between or among Park Place and any of its wholly-owned Subsidiaries.

GAMING APPROVALS

    Restrictions on the transfer of the equity securities of Park Place's licensed Nevada subsidiaries, and agreements not to encumber such equity securities, in each case in respect of the old notes, require the prior approval of the Nevada Gaming Commission in order to become effective. This approval, for which an application has been filed, is required only in respect of such restrictions and agreements contained in indentures for notes that have not been registered under the Securities Act. Similar approvals are required by, and have been received from, the Mississippi Gaming Commission with respect to these restrictions. For more information, see "Regulation and Licensing--Nevada Gaming Laws", "--Mississippi Gaming Laws."

EVENTS OF DEFAULT AND REMEDIES

    Each of the following is an Event of Default:

    (a) default in the payment of any interest upon the notes when it becomes due and payable, and continuance of such default for a period of 30 days;

    (b) default in the payment of principal of or premium, if any, on the notes when due;

    (c) default in the performance, or breach, of any covenant or warranty of Park Place in the indenture which default continues uncured for a period of 60 days after written notice to Park Place by the trustee or to Park Place and the trustee by the holders of at least 25% in principal amount of the outstanding notes;

    (d) the acceleration of the maturity of indebtedness of Park Place (other than Non-recourse Indebtedness), at any one time, in an aggregate amount in excess of the greater of:

       - $25 million and

       - 5% of Consolidated Net Tangible Assets,

       if such acceleration is not annulled within 30 days after written notice to Park Place by the trustee and the holders of at least 25% in principal amount of the outstanding notes;

    (e) certain events of bankruptcy, insolvency or reorganization in respect of Park Place or any of its Significant Subsidiaries.

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
    In the case of an Event of Default arising from certain events of bankruptcy or insolvency of Park Place, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

    Holders of the exchange notes may not enforce the indenture or the exchange notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

    Park Place is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Park Place is required to deliver to the trustee a statement specifying such Default or Event of Default.

AMENDMENT, SUPPLEMENT AND WAIVER

    Park Place and the trustee may amend any provisions of the indenture or the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. The holders of a majority in principal amount of the notes may waive compliance by Park Place with any such provision; provided, however that without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

    (1) reduce the principal amount of the notes whose holders must consent to an amendment, supplement or waiver;

    (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes in a manner adverse to the holders;

    (3) reduce the rate of or extend the time for payment of interest on any note;

    (4) make any note payable in money other than that stated in the notes;

    (5) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes; or

    (6) make any change in the preceding amendment and waiver provisions.

    Notwithstanding the preceding, without the consent of any holder of notes, Park Place and the trustee may amend or supplement the indenture or the notes:

    (1) to cure any ambiguity, defect or inconsistency;

    (2) to provide for uncertificated notes in addition to or in place of certificated notes;

    (3) to provide for the assumption of Park Place's obligations to holders of notes in the case of a merger or consolidation or sale of assets in accordance with the covenant "Merger, Consolidation, or Sale of Assets;"

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    (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

    (5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

    (6) to provide for a successor trustee.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No past, present or future director, officer, employee, incorporator or stockholder of Park Place, as such, shall have any liability for any obligations of Park Place or any successor entity or any of Park Place's Affiliates under the exchange notes or the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of exchange notes by accepting an exchange note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws.

REPORTS

    Whether or not required by the Commission, so long as any notes are outstanding, Park Place will file with the applicable trustee such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 or Section 15(d) of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Park Place may elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

    (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

    (2) Park Place's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

    (3) the rights, powers, trusts, duties and immunities of the trustee, and Park Place's obligations in connection therewith; and

    (4) the Legal Defeasance provisions of the indenture.

    In addition, Park Place may, at its option, elect to have the obligations of Park Place released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance:

    (1) Park Place must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay the

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       principal of, premium, if any, and interest on such outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Park Place must specify whether such notes are being defeased to maturity or to a particular redemption date;

    (2) in the case of Legal Defeasance, Park Place shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to such trustee confirming that (A) Park Place has received from, or there has been published by the Internal Revenue Service, a ruling or
       (B) since the date of the applicable indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the applicable outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

    (3) in the case of Covenant Defeasance, Park Place shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to such trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

    (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and with respect to Legal Defeasance only, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

    (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the applicable indenture) to which Park Place or any of its Restricted Subsidiaries is a party or by which Park Place or any of its Restricted Subsidiaries is bound; and

    (6) Park Place must deliver to the trustee an Officers' Certificate stating that the deposit was not made by Park Place with the intent of preferring the holders of such notes over the other creditors of Park Place with the intent of defeating, hindering, delaying or defrauding creditors of Park Place or others.

BOOK-ENTRY; DELIVERY AND FORM

    The exchange notes will be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or "participants" in such system or indirectly through organizations that are participants in such system.

DEPOSITORY PROCEDURES

    DTC has advised Park Place that DTC is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also

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available to other entities such as banks, brokers, dealers and trust companies, which we refer to as "indirect participants," that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants.

    Park Place expects that pursuant to procedures established by DTC:

    - upon deposit of the global notes, DTC will credit the accounts of participants designated by the exchange agent with portions of the principal amount of the global notes; and

    - ownership of the exchange notes evidenced by the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the participants), the participants and the indirect participants.

    So long as the global notes holder is the registered owner of any exchange notes, the global notes holder will be considered the sole holder under the indenture of any exchange notes evidenced by the global notes. Beneficial owners of exchange notes evidenced by the global notes will not be considered the owners or holders thereof under the indentures for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither Park Place nor the applicable trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the exchange notes.

    Payments in respect of the principal of, premium, if any, interest and Additional Interest (as defined herein), if any, on any exchange notes registered in the name of the global notes holder on the applicable record date will be payable by the applicable trustee to or at the direction of the global notes holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, Park Place and the applicable trustee may treat the persons in whose names exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither Park Place nor the applicable trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of exchange notes. Park Place believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or the indirect participants.

CERTIFICATED SECURITIES

    Subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for exchange notes in the form of certificated securities. Upon any such issuance, the trustee is required to register such certificated securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if:

    (a) Park Place notifies the trustee in writing that DTC is no longer willing or able to act as a depositary and Park Place is unable to locate a qualified successor within 90 days, or

    (b) Park Place, at its option, notifies the trustee in writing that it elects to cause the issuance of exchange notes in the form of certificated securities under the indenture,

then, upon surrender by the global notes holder of its global notes, exchange notes in such form will be issued to each person that the global notes holder and DTC identify as being the beneficial owner of the related exchange notes.

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    Neither Park Place nor the trustee will be liable for any delay by the global notes holder or DTC in identifying the beneficial owners of exchange notes and Park Place and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global notes holder or DTC for all purposes.

SAME-DAY SETTLEMENT AND PAYMENT

    The indenture requires that payments in respect of the exchange notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the global notes holder. With respect to certificated securities, Park Place will make all payments of principal premium, if any, interest and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

METHODS OF RECEIVING PAYMENTS ON THE EXCHANGE NOTES

    If a holder has given wire transfer instructions to Park Place, Park Place will make all principal, premium and interest payments on those exchange notes in accordance with those instructions. All other payments on these exchange notes will be made at the office or agency of the payment agent and registrar within the City and State of New York unless Park Place elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

PAYING AGENT AND REGISTRAR FOR THE EXCHANGE NOTES

    The trustee will initially act as paying agent and registrar for the exchange notes. Park Place may change the paying agent or registrar without prior notice to the holders of the exchange notes, and Park Place or any of its subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange its exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Park Place may require a holder to pay any taxes and fees required by law or permitted by the indenture. Park Place is not required to transfer or exchange any exchange note selected for redemption. Also, Park Place is not required to transfer or exchange any exchange note for a period of 15 days before a selection of exchange notes to be redeemed.

    The registered holder of an exchange note will be treated as the owner of it for all purposes.

CONCERNING THE TRUSTEE

    If the trustee becomes a creditor of Park Place, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the

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request of any holder of exchange notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the term "controlling," "controlled by" and "under common control with") as used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by agreement or otherwise.

    "ATTRIBUTABLE DEBT" with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under "--Additional Covenants of Park Place--Limitation on Sale and Lease-Back Transactions" means the present value of the minimum rental payments called for during the terms of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

    "CAPITAL IMPROVEMENTS" means additions to properties or renovations or refurbishing of properties which are designed to substantially upgrade such properties or significantly modernize the operation thereof.

    "CAPITAL STOCK" means with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

    "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets (including investments in Joint Ventures) of Park Place and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of Park Place and its Subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and
(b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of Park Place and computed in accordance with generally accepted accounting principles.

    "CREDIT FACILITIES" means, with respect to Park Place, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "DEBT" means notes, bonds, debentures, letters of credit or other similar evidences of Debt for borrowed money or any guarantee of any of the foregoing.

    "DEFAULT" means any event that after notice or lapse of time, or both, would become an Event of Default.

    "DESIGNATED SENIOR DEBT" means any Senior Debt permitted under the indenture the principal amount of which is $100.0 million or more and that has been designated by Park Place as "Designated Senior Debt."

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under:

    (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

    (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

    "JOINT VENTURE" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by Park Place and/or one or more Subsidiaries.

    "LIEN" means, with respect to any asset, any mortgage, pledge, lien, encumbrance or other security interest to secure payment of Debt.

    "MAKE-WHOLE PREMIUM" means, with respect to any exchange note at any redemption date, the excess, if any, of (a) the present value of the sum of the principal amount and premium, if any, that would be payable on such exchange note on its maturity date and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including such maturity date, discounted on a semi-annual bond equivalent basis from such maturity date to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the Business Day immediately preceding the date of such redemption), plus 50 basis points, over
(b) the principal amount of the exchange note being redeemed.

    "NON-RECOURSE INDEBTEDNESS" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

    "PERSON" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

    "PRINCIPAL PROPERTY" means any real estate or other physical facility or depreciable asset, the net book value of which on the date of determination exceeds the greater of $25 million or 2% of Consolidated Net Tangible Assets of Park Place.

    "REDEEMABLE CAPITAL STOCK" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the stated maturity of the notes or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the notes, or is convertible into or exchangeable for debt securities at any time prior to the stated maturity of the notes.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of Park Place organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America (x) which owns, or is a lessee pursuant to a capital lease of, any Principal Property or
(y) in which the investment of Park Place and all its Subsidiaries exceeds 5% of Consolidated Net Tangible Assets as of the date of such determination other than, in the case of either clause (x) or (y), (i) each Subsidiary whose business primarily consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof, and
(ii) each Subsidiary formed or acquired after the date hereof for the purpose of developing new assets or acquiring the business or assets of another Person and which does not acquire any part of the business or assets of Park Place or any Restricted Subsidiary.

    "SENIOR DEBT" means:

    (1) all Debt outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

    (2) any other Debt, unless the instrument under which such Debt is incurred expressly provides that it is on a parity with or subordinated in right of payment to the exchange notes or to other Debt which ranks equally with, or is subordinated to, the exchange notes; and

    (3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

    Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

    (1) any liability for federal, state, local or other taxes owed or owing by Park Place;

    (2) any Indebtedness of Park Place to any of its Subsidiaries or other Affiliates; or

    (3) any trade payables.

    "SIGNIFICANT SUBSIDIARY" of Park Place means any Restricted Subsidiary of Park Place that is a "significant subsidiary" as defined in Rule 1.02(v) of Regulation S-X under the Securities Act.

    "SUBSIDIARY" means any corporation of which at least a majority of the outstanding Capital Stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time directly or indirectly, owned by Park Place or by one or more Subsidiaries thereof, or by Park Place and one or more Subsidiaries.

    "TREASURY SECURITIES" mean any investment in obligations issued or guaranteed by the United States government or any agency thereof.

    "TREASURY YIELD" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    "WHOLLY OWNED" with respect to any Subsidiary, means any Subsidiary of any Person of which at least 99% of the outstanding Capital Stock is owned by such Person or another wholly-owned Subsidiary of such Person. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

            MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

    The following is a discussion of the material federal income tax considerations relevant to the exchange of the old notes for the exchange notes. The discussion is based upon the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. We cannot assure you that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding notes as a part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) may be subject to special rules not discussed below. In addition, the discussion does not consider the effect of any applicable state, local, foreign or other tax laws.

    EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE OF OLD NOTES FOR EXCHANGE NOTES

    The exchange of the old notes for the exchange notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the old notes will not be considered to differ materially in kind or extent from the exchange notes. The holder will have a basis for the exchange notes equal to the basis of the old notes and the holder's holding period for the exchange notes will include the period during which the old notes were held. Accordingly, no material federal income tax consequences will result to holders exchanging old notes for exchange notes.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. To the extent a broker-dealer participates in the exchange offer and so notifies us, we have agreed to make this prospectus, as amended or supplemented, available to the broker-dealer for use in connection with any such resale. We will promptly send additional copies of this prospectus and any amendment or supplement to any broker-dealer that requests the documents in the letter of transmittal.

    We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

    - in the over-the-counter market;

    - in negotiated transactions;

    - through the writing of options on the exchange notes; or

    - through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    We have agreed to pay all expenses incident to the exchange offer, other than commissions and concessions of any broker-dealer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to broker-dealers that make a market in the old notes and exchange old notes in the exchange offer for exchange notes.

    By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

    - makes any statement in the prospectus untrue in any material respect;

    - requires the making of any changes in the prospectus to make the statements in the prospectus not misleading; or

    - may impose upon us disclosure obligations that my have a material adverse effect on us,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

                                 LEGAL MATTERS

    Latham & Watkins, Los Angeles, California, will pass upon various legal matters for us in connection with the exchange notes offered hereby.

                                    EXPERTS

    The audited consolidated financial statements and schedules of Park Place included in and/or incorporated by reference in this prospectus, and elsewhere in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The audited combined consolidated financial statements of Starwood Hotels and Resorts Worldwide, Inc. Gaming Operations To Be Sold To Park Place Entertainment Corporation included in this prospectus, and elsewhere in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. In that report, that firm states that, with respect to Sheraton Halifax and Sheraton Sydney, their opinion is based on the report of Ernst & Young LLP.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
PARK PLACE ENTERTAINMENT CORPORATION
  Report of Independent Public Accountants..................     F-2
  Consolidated Balance Sheets at December 31, 1999 and
    1998....................................................     F-3
  Consolidated Statements of Income for the years ended
    December 31, 1999, 1998 and 1997........................     F-4
  Consolidated Statements of Stockholders' Equity for the
    years ended December 31, 1999, 1998 and 1997............     F-5
  Consolidated Statements of Cash Flows for the years ended
    December 31, 1999, 1998 and 1997........................     F-6
  Notes to Consolidated Financial Statements................     F-7

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. GAMING OPERATIONS
  TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
  Report of Independent Public Accountants..................    F-25
  Auditors' Report..........................................    F-26
  Combined Consolidated Balance Sheets at September 30, 1999
    (unaudited) and December 31, 1998 and 1997..............    F-27
  Combined Consolidated Statements of Income for the nine
    months ended September 30, 1999 and 1998 (unaudited)
    and the years ended December 31, 1998 and 1997..........    F-28
  Combined Consolidated Statement of Comprehensive Income
    for the nine months ended September 30, 1999 and 1998
    (unaudited) and the years ended December 31, 1998 and
    1997....................................................    F-29
  Combined Consolidated Statements of Cash Flows for the
    nine months ended September 30, 1999 and 1998
    (unaudited) and the years ended December 31, 1998 and
    1997....................................................    F-30
  Notes to Combined Consolidated Financial Statements.......    F-31

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Park Place Entertainment
Corporation:

    We have audited the accompanying consolidated balance sheets of Park Place Entertainment Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Place Entertainment Corporation and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

    As explained in Note 2 of notes to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for pre-opening expenses.

                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 22, 2000

             PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (IN MILLIONS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1999            1998
                                                              -------------   -------------
                                          ASSETS

Cash and equivalents........................................     $   346         $  247
Restricted cash.............................................          --            135
Accounts receivable, net....................................         287            119
Inventories, prepaids and other.............................         162             99
Deferred income taxes.......................................          98             34
                                                                 -------         ------
    Total current assets....................................         893            634
Investments.................................................         282            169
Property and equipment, net.................................       7,873          4,991
Goodwill, net of amortization of $102 million and
  $68 million...............................................       1,913          1,295
Other assets................................................         190             85
                                                                 -------         ------
Total assets................................................     $11,151         $7,174
                                                                 =======         ======

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable............................................     $    70         $   34
Construction payable........................................          43             13
Current maturities of long-term debt........................           8              6
Income taxes payable........................................          14             --
Accrued expenses............................................         598            387
                                                                 -------         ------
    Total current liabilities...............................         733            440
Long-term debt, net of current maturities...................       5,616          2,466
Deferred income taxes, net..................................         980            609
Other liabilities...........................................          82             51
                                                                 -------         ------
    Total liabilities.......................................       7,411          3,566
                                                                 =======         ======
Commitments and contingencies
Stockholders' equity
  Common stock, $0.01 par value, 400 million shares
    authorized, 304 million and 303 million shares
    outstanding at December 31, 1999 and 1998,
    respectively............................................           3              3
  Additional paid-in capital................................       3,635          3,613
  Other.....................................................          (5)            (8)
  Retained earnings.........................................         136             --
  Common stock in treasury, at cost, 3 million shares.......         (29)            --
                                                                 -------         ------
    Total stockholders' equity..............................       3,740          3,608
                                                                 -------         ------
    Total liabilities and stockholders' equity..............     $11,151         $7,174
                                                                 =======         ======

                 See notes to consolidated financial statements

             PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Revenues
  Casino....................................................   $2,269     $1,587     $1,450
  Rooms.....................................................      392        306        312
  Food and beverage.........................................      287        230        216
  Other revenue.............................................      228        182        175
                                                               ------     ------     ------
                                                                3,176      2,305      2,153
                                                               ------     ------     ------
Expenses
  Casino....................................................    1,200        845        770
  Rooms.....................................................      142        112        110
  Food and beverage.........................................      268        230        191
  Other.....................................................      752        539        537
  Depreciation and amortization.............................      306        225        215
  Pre-opening expense.......................................       47         --         --
  Impairment losses and other...............................       26         29        108
  Corporate expense.........................................       36         23         21
                                                               ------     ------     ------
                                                                2,777      2,003      1,952
                                                               ------     ------     ------
Operating income............................................      399        302        201
  Interest and dividend income..............................       11         21         25
  Interest expense..........................................     (146)       (87)       (82)
  Interest expense, net from unconsolidated affiliates......      (11)       (13)       (10)
                                                               ------     ------     ------
Income before income taxes, minority interest and cumulative
  effect of accounting change...............................      253        223        134
  Provision for income taxes................................      113        111         63
  Minority interest, net....................................        2          3          4
                                                               ------     ------     ------
Income before cumulative effect of accounting change........      138        109         67
Cumulative effect of accounting change, net of tax..........       (2)        --         --
                                                               ------     ------     ------
Net income..................................................   $  136     $  109     $   67
                                                               ======     ======     ======
Basic earnings per share
  Income before cumulative effect of accounting change......   $ 0.46
  Cumulative effect of accounting change....................    (0.01)
                                                               ------
  Net income per share......................................   $ 0.45
                                                               ======
Diluted earnings per share
  Income before cumulative effect of accounting change......   $ 0.45
  Cumulative effect of accounting change....................    (0.01)
                                                               ------
  Net income per share......................................   $ 0.44
                                                               ======
Basic earnings per share--pro forma.........................              $ 0.42     $ 0.25
                                                                          ======     ======
Diluted earnings per share--pro forma.......................              $ 0.42     $ 0.25
                                                                          ======     ======

                 See notes to consolidated financial statements

             PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN MILLIONS)

                                                                   ADDITIONAL
                                            HILTON      COMMON      PAID-IN                 RETAINED   TREASURY
                                          INVESTMENT     STOCK      CAPITAL       OTHER     EARNINGS    STOCK      TOTAL
                                          ----------   ---------   ----------   ---------   --------   --------   --------
Balance, December 31, 1996..............    $ 3,157    $     --      $   --     $     --      $ --       $ --      $3,157
Net income..............................         67          --          --           --        --         --          67
Intercompany activity with Hilton.......        157          --          --           --        --         --         157
                                            -------    ---------     ------     ---------     ----       ----      ------
Balance, December 31, 1997..............      3,381          --          --           --        --         --       3,381

Net income..............................        109          --          --           --        --         --         109
Intercompany activity with Hilton.......       (152)         --          --           --        --         --        (152)
Spin-off of the Company.................     (3,338)          3       3,343           (8)       --         --          --
Acquisition of Grand Casinos, Inc.......         --          --         270           --        --         --         270
                                            -------    ---------     ------     ---------     ----       ----      ------
Balance, December 31, 1998..............         --           3       3,613           (8)       --         --       3,608

Net income..............................         --          --          --           --       136         --         136
Options exercised.......................         --          --          26           --        --         --          26
Treasury stock acquired.................         --          --          --           --        --        (29)        (29)
Adjustment to spin-off of the Company...         --          --          (4)          --        --         --          (4)
Currency translation adjustment.........         --          --          --            3        --         --           3
                                            -------    ---------     ------     ---------     ----       ----      ------
Balance, December 31, 1999..............    $    --    $      3      $3,635     $     (5)     $136       $(29)     $3,740
                                            =======    =========     ======     =========     ====       ====      ======

                 See notes to consolidated financial statements

             PARK PLACE ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Operating activities
Net income..................................................  $   136     $ 109      $  67
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      306       225        215
  Pre-opening expense.......................................       47        --         --
  Non-cash items............................................       26        16         96
  Amortization of debt issue costs..........................        6         2          2
  Change in working capital components:
    Accounts receivable.....................................      (50)       36        (21)
    Inventories, prepaids and other.........................      (16)      (30)        45
    Accounts payable and accrued expenses...................       54       (18)        12
    Income taxes payable....................................       13        (1)         1
  Change in deferred income taxes...........................        3        35         39
  Change in other liabilities...............................       (2)      (24)       (36)
  Distributions from equity investments in excess of (less
    than) earnings..........................................        3       (12)        (1)
  Other.....................................................       (7)      (20)       (44)
                                                              -------     -----      -----
  Net cash provided by operating activities.................      519       318        375
                                                              -------     -----      -----
Investing activities
  Capital expenditures......................................     (653)     (608)      (438)
  Pre-opening expense.......................................      (47)       --         --
  Change in investments.....................................       --        --        (57)
  Change in temporary investments...........................       --        36        (25)
  Acquisitions, net of cash acquired........................   (2,920)      (15)       (70)
  Other.....................................................       10         3          7
                                                              -------     -----      -----
  Net cash used in investing activities.....................   (3,610)     (584)      (583)
                                                              -------     -----      -----
Financing activities
  Change in credit facilities...............................    3,078       810         --
  Payments on debt..........................................     (631)       (9)       (16)
  Proceeds from issuance of notes...........................      694        --         --
  Advances (to) from Hilton.................................      (71)     (352)       191
  Purchases of treasury stock...............................      (29)       --         --
  Proceeds from exercise of stock options...................       26        --         --
  Other.....................................................      (12)       --         --
                                                              -------     -----      -----
  Net cash provided by financing activities.................    3,055       449        175
                                                              -------     -----      -----
Increase (decrease) in cash and equivalents and restricted
  cash......................................................      (36)      183        (33)
Cash and equivalents and restricted cash at beginning of
  year......................................................      382       199        232
                                                              -------     -----      -----
Cash and equivalents and restricted cash at end of year.....  $   346     $ 382      $ 199
                                                              =======     =====      =====
Supplemental Disclosures of Cash Flow Information
Cash paid for:
  Interest, net of amounts capitalized......................  $   120     $  81      $  74
                                                              =======     =====      =====
  Income taxes..............................................  $    87     $  --      $  --
                                                              =======     =====      =====

                See notes to consolidated financials statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND ORGANIZATION

    Park Place Entertainment Corporation ("Park Place" or "the Company"), a Delaware corporation, was formed in June 1998. On December 31, 1998, Hilton Hotels Corporation ("Hilton") completed the transfer of the operations, assets and liabilities of its gaming business to the Company. The stock of the Company was distributed to Hilton's shareholders tax-free on a one-for-one basis. Also on December 31, 1998, immediately following the Hilton distribution, the Company acquired, by means of a merger, the Mississippi gaming business of Grand Casinos, Inc. ("Grand") which includes the Grand Casino Biloxi, Grand Casino Gulfport and Grand Casino Tunica properties, in exchange for the assumption of debt and the issuance of Company common stock on a one-for-one basis. On December 29, 1999, the Company acquired all of the outstanding stock of Caesars World, Inc. and interests in several other gaming entities ("Caesars") from Starwood Hotels & Resorts Worldwide, Inc. for cash.

    The Company is primarily engaged in the ownership, operation and development of gaming facilities. The operations of the Company currently are conducted under the Caesars, Bally's, Paris, Flamingo, Grand, Hilton and Conrad brands. The Company operates a total of twenty-eight casino hotels, including seventeen located in the United States; of which nine are located in Nevada; three are located in Atlantic City, New Jersey; and five are located in Mississippi. The Company has a 49.9% owned and managed riverboat casino in New Orleans and an 82% interest in a joint venture which owns a riverboat casino in Harrison County, Indiana. The Company partially owns and manages two casino hotels in Australia, one casino hotel in Punta del Este, Uruguay, two casinos in Nova Scotia, Canada and one casino in South Africa. The Company provides management services to a casino in Windsor, Canada and the slot operations at the Dover Downs racetrack in Delaware.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company, its subsidiaries and investments in unconsolidated affiliates, which are 50% or less owned, accounted for under the equity method. All material intercompany accounts and transactions are eliminated and net earnings are reduced by the portion of the earnings of affiliates applicable to other ownership interests. There are no significant restrictions on the transfer of funds from the Company's wholly owned subsidiaries to Park Place Entertainment Corporation.

    The accompanying consolidated financial statements include the revenues, expenses and cash flows of Hilton's gaming business on a stand-alone basis including an allocation of corporate expenses relating to the Park Place entities for the years ending December 31, 1998 and 1997.

CASH AND EQUIVALENTS

    Cash and equivalents include investments with initial maturities of three months or less.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentration of credit risk consist principally of short-term investments and receivables.

    The Company extends credit to certain casino customers following background investigations and an evaluation of the creditworthiness of the individual. The Company maintains an allowance for doubtful accounts to reduce the casino receivables to their estimated collectible amount. As of December 31, 1999, management believes that there are no concentrations of credit risk for which an allowance has not been established and recorded. The collectibility of foreign and domestic receivables could be affected by future economic or other significant events in the United States or in the countries in which such foreign customers reside.

CASINO REVENUE AND PROMOTIONAL ALLOWANCES

    Casino revenue is the aggregate of gaming wins and losses. The revenue components presented in the consolidated financial statements exclude the retail value of rooms, food and beverage and other goods or services provided to customers on a complimentary basis. The estimated cost of providing these promotional allowances, primarily classified as casino expenses through interdepartmental allocations, is as follows:

                                                            1999       1998       1997
                                                          --------   --------   --------
                                                                  (IN MILLIONS)
Rooms...................................................    $ 43       $ 32       $ 30
Food and beverage.......................................     159         96        105
Other...................................................      17         12          1
                                                            ----       ----       ----
Total cost of promotional allowances....................    $219       $140       $136
                                                            ====       ====       ====

CURRENCY TRANSLATION

    Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates and related gains and losses, net of applicable deferred income taxes, are reflected in stockholders' equity. Gains and losses from foreign currency transactions are included in earnings.

INVENTORIES

    Inventories, prepaids and other at December 31, 1999 and 1998, includes inventories of $58 million and $25 million, respectively. Inventories are stated at the lower of cost or market. Cost is determined by the first-in first-out method.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Interest incurred during construction of facilities or expansions is capitalized at the Company's weighted average borrowing rate and amortized over the life of the related asset. Interest capitalization is ceased when a project is substantially completed or construction activities are no longer underway. Interest capitalized for the years ended December 31, 1999, 1998 and 1997 were $37 million, $25 million and $16 million, respectively. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income.

    Depreciation is provided on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. The service lives of assets are generally 30 to 40 years for buildings and riverboats and three to ten years for furniture and equipment.

    The carrying value of the Company's assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flows, then a loss is recognized in the statement of income using a fair-value based model.

GOODWILL

    The excess of the purchase price over the fair value of net assets of businesses acquired (goodwill) is amortized using the straight-line method over 40 years. The Company periodically evaluates the carrying value of goodwill and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors.

UNAMORTIZED DEBT ISSUE COSTS

    Debt discount and issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense based on the related debt agreements using the effective interest method or a method which approximates the effective interest method.

PRE-OPENING EXPENSE

    Pre-opening expense includes operating expenses and incremental salaries and wages directly related to a facility or project during its construction.

    In the first quarter of 1999, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." The provisions of SOP 98-5 require that the Company expense costs of start-up activities (pre-opening, pre-operating and organizational costs) as those costs are incurred and requires the write-off of any unamortized balances upon implementation. Adoption of the SOP resulted in an expense of approximately
$2 million, net of tax, which has been accounted for as a cumulative effect of accounting change. The Company also expensed $47 million of pre-opening expense for the year ended December 31, 1999, primarily related to Paris Las Vegas.

EARNINGS PER SHARE ("EPS")

    In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," basic earnings per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding for the year ended December 31, 1999 was 303 million. Diluted EPS reflects the effect of potential common stock which consists solely of assumed stock option exercises. The dilutive effect of the assumed exercise of stock options increased the weighted average number of common shares by 6 million for the year ended December 31, 1999.

    For the years ended December 31, 1998 and 1997, pro forma earnings per share is calculated using weighted average number of common shares outstanding of 261 million and 263 million, respectively. The dilutive effect of the assumed exercise of stock options increased the weighted average number of common shares by 2 million and 3 million for the years ended December 31, 1998 and 1997, respectively.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

    The consolidated financial statements for 1998 and 1997 reflect certain reclassifications to conform with classifications adopted in 1999. These classifications have no effect on previously reported net income.

NOTE 3. ACQUISITIONS

CAESARS ACQUISITION

    Effective December 29, 1999, the Company acquired Caesars pursuant to an agreement dated April 27, 1999. Aggregate consideration consisted of approximately $3.0 billion in cash. The acquisition has been accounted for using the purchase method of accounting. The purchase price has been preliminarily allocated based on estimated fair values at the date of acquisition pending final determination of certain acquired balances. The final allocation of the purchase price will be completed within one year from the date of acquisition. A total of approximately $640 million, representing the estimated excess of acquisition cost over the fair value of Caesars tangible net assets, was allocated to goodwill and is being amortized over 40 years.

GRAND ACQUISITION

    Effective December 31, 1998, the Company completed the acquisition of Grand pursuant to an agreement dated June 30, 1998. Aggregate consideration consisted of approximately 42 million shares of the Company's common stock with an equity value of $270 million and assumption of Grand's debt at fair market value totaling $625 million at December 31, 1998.

    The acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated based on estimated fair values at the date of acquisition. A total of $244 million, representing the excess of the fair value of Grand's tangible net assets over the acquisition cost, has reduced, by a proportionate share, the book value of non-current assets acquired.

UNAUDITED PRO FORMA INFORMATION

    The following unaudited pro forma information has been prepared assuming that these acquisitions had taken place at the beginning of the respective periods. This pro forma information does not purport to be indicative of future results or what would have occurred had these acquisitions been made as of such dates. For the year ended December 31, 1998 the amounts reflect Park Place results combined with Grand and Caesars on a pro forma basis. For the year ended December 31, 1999 actual Park Place results (including Grand) are combined with Caesars on a pro forma basis.

                                                               1999          1998
                                                             --------      --------
                                                                  (UNAUDITED)
                                                              (IN MILLIONS, EXCEPT
                                                               PER SHARE AMOUNTS)
Revenue....................................................   $4,604        $4,156
Operating income...........................................      555           469
Net income.................................................       62            29
Basic EPS..................................................     0.20          0.10
Diluted EPS................................................     0.20          0.09

NOTE 4. IMPAIRMENT LOSSES AND OTHER

    In December 1999, the Company entered into a definitive agreement to sell the Flamingo Hilton Reno for approximately $20 million in cash. The transaction is expected to close by June 30, 2000. In connection with this disposition, the Company recognized an impairment loss of $26 million, or $17 million, after tax, in 1999. In 1998, the Company recorded an impairment loss related to certain riverboat assets as well as transaction costs associated with the distribution from Hilton and the merger with Grand. The 1997 charges included an impairment loss relating to a riverboat casino and an impairment loss and other costs associated with the closure of another riverboat casino.

NOTE 5. ACCOUNTS RECEIVABLE

    Accounts receivable at December 31, 1999 and 1998 are as follows:

                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
Casino accounts receivable..................................    $285       $127
Less allowance for doubtful accounts........................     (84)       (34)
                                                                ----       ----
                                                                 201         93
Other accounts receivable, net..............................      86         26
                                                                ----       ----
Total.......................................................    $287       $119
                                                                ====       ====

    The provision for estimated uncollectible receivables is included in casino expenses in the amount of $53 million, $37 million and $26 million in 1999, 1998 and 1997, respectively.

NOTE 6. INVESTMENTS

    Investments in and notes from affiliates at December 31, 1999 and 1998 are as follows:

                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
Equity investments
  Casino hotels.............................................    $181       $ 63
  Notes receivable..........................................      56         97
Other.......................................................      45          9
                                                                ----       ----
Total.......................................................    $282       $169
                                                                ====       ====

NOTE 7. PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1999 and 1998 are as follows:

                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
Land........................................................   $1,732     $  756
Buildings, riverboats and leasehold improvements............    5,523      3,232
Furniture and equipment.....................................    1,139        697
Property held for sale or development.......................       19          6
Construction in progress....................................      122        767
                                                               ------     ------
                                                                8,535      5,458
Less accumulated depreciation and amortization..............     (662)      (467)
                                                               ------     ------
Total.......................................................   $7,873     $4,991
                                                               ======     ======

NOTE 8. ACCRUED EXPENSES

    Accrued expenses at December 31, 1999 and 1998 are as follows:

                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
Compensation and benefits...................................    $147       $ 95
Payable to Hilton...........................................      --         73
Customer deposits...........................................      65         27
Outstanding casino chip liability...........................      45         18
Gaming and property taxes...................................      45         26
Interest....................................................      32         18
Other.......................................................     264        130
                                                                ----       ----
Total.......................................................    $598       $387
                                                                ====       ====

NOTE 9. LONG-TERM DEBT

    Long-term debt at December 31, 1999 and 1998 consists of the following:

                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
Credit facilities...........................................   $3,888     $  810
7.0% Senior Notes, due 2004.................................      325        324
7.375% Senior Notes, due 2002, net of unamortized discount
  of $1 million.............................................      299        299
7.95% Senior Notes, due 2003, net of unamortized discount of
  $2 million................................................      298         --
8.5% Senior Notes, due 2006, net of unamortized discount of
  $4 million................................................      396         --
7.875% Senior Subordinated Notes, due 2005..................      400        400
10.125% First Mortgage Notes, due 2003......................       --        490
9.0% Senior Unsecured Notes, due 2004.......................       --        135
Other.......................................................       18         14
                                                               ------     ------
                                                                5,624      2,472
Less current maturities.....................................       (8)        (6)
                                                               ------     ------
Net long-term debt..........................................   $5,616     $2,466
                                                               ======     ======

    Debt maturities during the next five years are as follows:

                                                              (IN MILLIONS)
                                                              -------------
2000........................................................      $    8
2001........................................................       2,394
2002........................................................         300
2003........................................................       1,794
2004........................................................         325
Thereafter..................................................         803
                                                                  ------
                                                                  $5,624
                                                                  ======

    In order to equalize the indebtedness between Park Place and Hilton at the time of the distribution, Park Place and Hilton agreed to an allocation of pre-distribution debt balances and entered into a debt assumption agreement. Pursuant to the debt assumption agreement, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indentures governing Hilton's $300 million aggregate principal amount of 7.375% Notes due 2002 and its $325 million aggregate principal amount of 7.0% Notes due 2004. In the event of an increase in the interest rate on these Notes pursuant to their terms as a result of certain actions taken by Hilton, and certain other limited circumstances, Hilton will be required to reimburse Park Place for any such increase. Hilton is obligated to make any payment Park Place fails to make and in such event Park Place shall pay to Hilton the amount of such payment together with interest, at the rate per annum borne by the applicable notes plus 2% per annum, to the date of such reimbursement.

    In order to facilitate the transfer of debt balances in connection with the distribution, in December 1998, Park Place entered into a $2.15 billion long-term credit facility and completed a $400 million 7.875% senior subordinated note offering. Park Place used the proceeds from the new facility and the note offering to repay $1,066 million of Hilton's commercial paper borrowings representing an estimate of Park Place's share of the obligation. The distribution agreement entered into between Park Place and Hilton called for a final reconciliation and allocation of certain debt and cash balances, as defined. The reconciliation resulted in an additional amount due Hilton from Park Place of $73 million. This balance is reflected in current liabilities in the accompanying consolidated balance sheet as of December 31, 1998.

    The long-term credit facility originally had an aggregate commitment of $2.15 billion consisting of a 364-day $650 million facility and a five-year $1.5 billion facility. In August 1999, the Company entered into a new
$2.0 billion 364-day revolving credit facility which replaced the prior
$650 million 364-day revolving credit facility. In addition to the new
$2.0 billion 364-day facility, the Company also entered into a $1.0 billion 364-day revolving credit facility which was available only to provide funding for the Caesars acquisition. At December 31, 1999, a total of $3.9 billion was outstanding under the credit facilities and approximately $213 million was available.

    In August 1999, the Company amended the five-year facility to increase the maximum total debt to ebitda ratio (calculated using pro forma ebitda figures) to 5.25x for the quarters ending December 31, 1999, March 31, 2000, and
June 30, 2000. These ratios are reduced to 4.75x after June 30, 2000 and 4.50x after December 31, 2000. The covenants included in the $2.0 billion and $1.0 billion 364-day facilities mirror those of the five-year facility. As of December 31, 1999, the Company was in compliance with the covenants of the credit facilities.

    In August 1999, the Company issued $300 million of senior notes due 2003 in a private placement offering to institutional investors. These notes were subsequently exchanged for notes registered under the Securities Act of 1933, as amended. The notes were issued with a coupon rate of 7.95%. The notes are unsecured obligations and rank senior to the Company's subordinated indebtedness and equally with the Company's other senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

    In November 1999, the Company issued $400 million of senior notes due 2006 under its shelf registration statement. The notes were issued with a coupon rate of 8.5%. The notes are unsecured obligations and rank senior to the Company's subordinated indebtedness and equally with the Company's other senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

    In February 2000, the Company issued $500 million of senior subordinated notes due 2007 through a private placement offering to institutional investors. The notes were issued with a coupon rate of 9.375%. The Company plans to exchange these notes for notes registered under the Securities Act of 1933, as amended. The notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing such notes. The notes are unsecured obligations, rank equal with the Company's other senior subordinated indebtedness and are junior to all of the Company's senior indebtedness. Proceeds from this offering were used to reduce borrowings under the credit facilities.

    As part of the acquisition of Grand, the Company assumed certain Grand indebtedness as of December 31, 1998. This indebtedness included 10.125% First Mortgage Notes due 2003 and 9.0% Senior Unsecured Notes due 2004, both of which were marked to fair market value as of the date of acquisition.

    On December 31, 1998, the Company completed a covenant defeasance of the Grand 9.0% Senior Unsecured Notes. This defeasance was completed by depositing $135 million in an irrevocable trust. In accordance with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" the obligation as well as the amount deposited in trust have been reflected in the accompanying consolidated balance sheet in restricted cash and long-term debt, respectively, at December 31, 1998. On February 1, 1999 the Company exercised its rights to redeem these notes and all amounts were retired as of that date.

    In January 1999, the Company settled a cash tender offer and consent solicitation for substantially all of the Grand First Mortgage 10.125% notes due 2003. The remaining untendered notes of $5.5 million were defeased in January 1999 by depositing $6.1 million in an irrevocable trust. Cash consideration for the repurchase and defeasance, including premiums, totaled approximately $490 million. On December 1, 1999 the Company exercised its rights to redeem these notes and all amounts were retired as of that date.

    The Company has established a $1.0 billion commercial paper program. To the extent that the Company incurs debt under this program, it must maintain an equivalent amount of credit available under its credit facilities. The Company has borrowed under the program for varying periods during 1999. At December 31, 1999 and 1998 no amounts were outstanding under the commercial paper program.

NOTE 10. FINANCIAL INSTRUMENTS

CASH AND EQUIVALENTS

    The fair value of cash and equivalents and temporary investments is estimated based on the quoted market price of the investments.

LONG-TERM DEBT

    The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

    The estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 are as follows:

                                                    1999                  1998
                                             -------------------   -------------------
                                             CARRYING     FAIR     CARRYING     FAIR
                                              AMOUNT     VALUE      AMOUNT     VALUE
                                             --------   --------   --------   --------
                                                           (IN MILLIONS)
Cash and equivalents.......................   $  346     $  346     $  247     $  247
Long-term debt (including current
  maturities)..............................    5,624      5,582      2,472      2,466

NOTE 11. INCOME TAXES

    The provision for income taxes for the three years ended December 31 are as follows:

                                                             1999       1998       1997
                                                           --------   --------   --------
                                                                   (IN MILLIONS)
Current
  Federal................................................    $ 99       $ 74       $23
  State, foreign and local...............................      15         20         1
                                                             ----       ----       ---
                                                              114         94        24
Deferred.................................................      (1)        17        39
                                                             ----       ----       ---
Total....................................................    $113       $111       $63
                                                             ====       ====       ===

    No income taxes were paid by the Company in 1998 or 1997 as these payments were the responsibility of Hilton.

    The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at December 31, 1999 and 1998 are as follows:

                                                                1999       1998
                                                              --------   --------
                                                                 (IN MILLIONS)
Deferred tax assets
  Accrued expenses..........................................  $    81     $  37
  Insurance and other reserves..............................       24         7
  Benefit plans.............................................       13         6
  Pre-opening expense.......................................       19        13
  Foreign tax credit carryovers (expire beginning in
    2000)...................................................       30         5
  Investments...............................................       --         3
  Capital loss carryover (expires in 2002)..................       23        23
  Other.....................................................       57        64
                                                              -------     -----
                                                                  247       158
Valuation allowance.........................................      (36)      (31)
                                                              -------     -----
                                                                  211       127
                                                              -------     -----
Deferred tax liabilities
  Fixed assets, primarily depreciation......................     (995)     (633)
  Other.....................................................      (98)      (69)
                                                              -------     -----
                                                               (1,093)     (702)
                                                              -------     -----
Net deferred tax liability..................................  $  (882)    $(575)
                                                              =======     =====

    A reconciliation of the Federal income tax rate to the Company's effective tax rate is as follows:

                                                            1999          1998          1997
                                                          --------      --------      --------
Federal income tax rate.................................    35.0%         35.0%         35.0%
  State and local income taxes, net of Federal tax
    benefits............................................     1.8           3.4           1.0
  Goodwill amortization.................................     4.7           5.2           8.6
  Distribution costs....................................      --           1.2            --
  Other.................................................     3.2           5.0           2.4
                                                            ----          ----          ----
Effective tax rate......................................    44.7%         49.8%         47.0%
                                                            ====          ====          ====

NOTE 12. STOCKHOLDERS' EQUITY

    Four hundred million shares of common stock with a par value of $0.01 per share are authorized. As of December 31, 1999, 307 million shares were issued and 304 million were outstanding. As of December 31, 1998, 303 million were issued and outstanding. One hundred million shares of preferred stock with a par value of $0.01 per share are authorized, of which no amounts have been issued.

    In March 1999, the Company's Board of Directors approved a stock repurchase program allowing for the purchase of up to eight million shares of the Company's currently outstanding common stock. During the year ended December 31, 1999, the Company repurchased approximately 3 million shares of its common stock.

    The Company has a Share Purchase Rights Plan under which a right is attached to each share of the Company's common stock. The rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's common stock by a specified person or affiliated group. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase units of the Company's junior participating preferred stock, shares of the Company's common stock or shares of common stock of the acquiror. The rights remain in existence until 2008 unless they are terminated, exercised or redeemed.

NOTE 13. STOCK OPTIONS

    At December 31, 1999 and 1998, 45 million shares of common stock were reserved for the exercise of options under the Company's Stock Incentive Plans. Options may be granted to salaried officers, directors and other key employees of the Company to purchase common stock at not less than the fair market value at the date of grant. Generally, options may be exercised in installments commencing one year after the date of grant. The Stock Incentive Plans also permit the granting of Stock Appreciation Rights (SARs). No SARs have been granted as of December 31, 1999.

    The following table summarizes information for the stock option plans for the year ended December 31, 1999:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                       OPTIONS     EXERCISE PRICE
                                                      ----------   --------------
Outstanding at beginning of year....................  32,810,464        $8.24
  Granted...........................................   6,938,660         7.92
  Exercised.........................................  (3,341,807)        7.00
  Cancelled.........................................    (634,204)        9.34
                                                      ----------
Outstanding at end of year..........................  35,773,113         8.27
                                                      ==========
Options exercisable at end of year..................  19,248,145        $8.17
Options available at end of year....................   5,950,080

    As a result of the Hilton distribution, effective December 31, 1998, a total of 14.6 million Park Place stock options were issued, representing the adjustment of existing Hilton stock options to represent options in both Park Place and Hilton. The exercise price for options to purchase Park Place common stock were adjusted based on the relative values of Park Place and Hilton common stock on the date the Company's stock began trading on a "when issued" basis. Also on December 31, 1998, 18.2 million options were granted representing the conversion of existing options to purchase Grand common stock in connection with the Grand merger and the grant of additional Park Place stock options.

    The following table summarizes information about stock options outstanding at December 31, 1999:

                               OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                 -----------------------------------------------   ----------------------------
                                  WEIGHTED-
                                   AVERAGE          WEIGHTED-                      WEIGHTED-
   RANGE OF        NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
EXERCISE PRICE   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------------   -----------   ----------------   --------------   -----------   --------------
 $   2.69-6.50   12,387,838           8.09            $ 6.28        3,699,838        $ 5.92
     6.54-8.37    9,967,430           3.95              7.35        7,854,731          7.38
    9.11-11.23   10,279,345           4.84             10.17        7,630,576         10.05
   11.28-12.88    3,138,500           8.99             12.85           63,000         12.06
                 ----------                                        ----------
    2.69-12.88   35,773,113           6.08            $ 8.27       19,248,145        $ 8.17
                 ==========                                        ==========

    The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in SFAS
No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                           1999       1998       1997
                                                         --------   --------   --------
                                                            (IN MILLIONS, EXCEPT PER
                                                                 SHARE AMOUNTS)
Net income
  As reported..........................................   $ 136      $ 109      $  67
  Pro forma............................................     111         92         61
Basic EPS
  As reported..........................................   $0.45      $0.42      $0.25
  Pro forma............................................    0.37       0.35       0.23
Diluted EPS
  As reported..........................................   $0.44      $0.42      $0.25
  Pro forma............................................    0.36       0.35       0.23

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of zero percent for each of the three years; expected volatility of 40, 34 and 32 percent; risk-free interest rates of 5.30, 5.51 and 6.49 percent and expected life of six years for each of the options granted. As a result of the distribution, the fair values of the Hilton options were adjusted and prior periods were restated based on the relative values of Hilton and Park Place common stock at December 31, 1998.

    The Company adopted an Employee Stock Purchase Plan by which the Company is authorized to issue up to five million shares of common stock to its full-time employees. Under the terms of the Plan, employees can elect to have a percentage of their earnings withheld to purchase the Company's common stock.

NOTE 14. COMPREHENSIVE INCOME

    Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income" requires that the Company disclose comprehensive income and its components. Comprehensive income is the total of net income and all other non-stockholder changes in equity. Comprehensive income for the years ended December 31, 1999, 1998 and 1997 is calculated as follows:

                                                             1999       1998       1997
                                                           --------   --------   ---------
                                                                    (IN MILLIONS)
Net income...............................................    $136       $109     $      67
Currency translation adjustment..........................       3         (8)           --
                                                             ----       ----     ---------
Comprehensive income.....................................    $139       $101     $      67
                                                             ====       ====     =========

NOTE 15. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

    A significant number of the Company's employees are covered by union sponsored, collectively bargained multi-employer pension plans. The Company contributed and charged to expense $13 million, $12 million and $12 million in 1999, 1998 and 1997, respectively, for such plans. Information from the plans' administrators is not sufficient to permit the Company to determine its share, if any, of unfunded vested benefits.

    The Company also has other employee investment plans including a 401K plan and a deferred compensation plan whereby the Company matches certain percentages of employee contributions. The cost of these plans is not significant.

    The Company provides life insurance benefits to certain retired employees. Under terms of the plan covering such life insurance benefits, the Company reserves the right to change, modify or discontinue these benefits. The cost of these benefits is not significant.

NOTE 16. LEASES

    The Caesars Tahoe land and building are leased pursuant to an operating lease which expires in 2004 and is renewable for two additional 25-year periods. The lease provides for a minimum rental payment of $3.0 million for the period from August 1, 1999 to July 31, 2000, increasing by $75 thousand per year on August 1, 2000 and in each subsequent year, and for percentage rent of 20% of the casino/hotel's net profit (as therein defined).

    The Company has entered into various operating leases for land adjacent to its dockside casinos in Mississippi. The lease for land adjacent to the Grand Casino Gulfport is for the period from July 1, 1997, through June 30, 2002, and contains renewal options totaling 40 years. The Company is required to make annual rental payments of $1.2 million subject to adjustment as defined, plus 5% of gross annual gaming revenues in excess of $25 million and 3% of all non-gaming revenues. The lessor of the Grand Casino Gulfport site has the right to cancel the lease at any time for reason of port expansion, in which case the lessor will be liable to the Company for the depreciated value of improvements and other structures placed on the leased premises, as defined.

    The lease for land adjacent to the Grand Casino Biloxi has an initial term of 99 years and provides for rental payments of 5% of casino revenues (as defined therein) which will be a minimum payment of $2.5 million per year. The Company also entered into a 15-year lease for submerged land adjacent to the Grand Casino Biloxi with an option to extend the lease for five years after the expiration of the initial 15-year term. The lease provides for annual rental payments of $900 thousand for the next four years, and subsequent increases as defined in the agreement.

    The land lease in connection with the operation of Grand Casino Tunica provides for annual rental payments of $3.2 million for the period from January 1, 2000 to January 1, 2001, subject to adjustment as defined in each subsequent year. The initial term of the lease is for six years with nine six-year renewal options, for a total of 60 years.

    For the years ended December 31, 1999, 1998 and 1997, total rental expense was approximately $30 million, $7 million and $7 million. Contingent rental payments of $17 million, $3 million and $2 million were included in total rental expense for the years ended December 31, 1999, 1998 and 1997, respectively. Minimum lease commitments under noncancelable operating leases approximate
$15 million annually through 2004 with an aggregate commitment of $350 million through 2092.

NOTE 17. LITIGATION

    The Company is party to legal proceedings relating to the Bally, Hilton, Grand and Caesars gaming businesses that it assumed in 1998 and 1999. Management does not believe that the resolution of these matters will have a material adverse effect on the consolidated results of operations or financial position.

BELLE OF ORLEANS

    The Company's wholly owned subsidiary, Bally's Louisiana, Inc. ("Bally's Louisiana"), owns 49.9% of the Belle of Orleans, L.L.C. (the "Belle"), a limited liability company which owns and holds the riverboat gaming license to operate Bally's Casino Lakeshore Resort. Metro Riverboat Associates, Inc. ("Metro") owns the remaining 50.1% interest in the Belle. Bally's Louisiana and Metro entered into an operating agreement defining the rights and obligations of the members of Belle, along with a management agreement providing for Bally's Louisiana to manage the riverboat casino. The parties are involved in numerous lawsuits, appeals and administrative hearings regarding their rights and obligations under those agreements. Cases are pending between the parties in the Civil District Court for the Parish of Orleans, the Nineteenth Judicial District Court for the Parish of East Baton Rouge, the Louisiana First Circuit Court of Appeal, the Louisiana Supreme Court, and the U.S. District Court for the Northern District of Illinois, Eastern Division.

    The disputes revolve around Metro's claim that the assignments from previous Bally's entities to Bally's Louisiana, which resulted from Hilton's merger with Bally Entertainment Corporation in 1996 and Hilton's subsequent spin-off of its gaming operations to Park Place in 1998, were invalid and that Bally's Louisiana has no authority to manage the casino. Metro is seeking injunctive relief and unspecified damages in its efforts to remove Bally's Louisiana as manager of the Belle.

BALLY MERGER LITIGATION

    A purported class action against Bally Entertainment Corporation, its directors and Hilton was commenced on September 4, 1996, under the caption PARNES V. BALLY ENTERTAINMENT CORPORATION, ET. AL. in the Court of Chancery of the State of Delaware, New Castle County. The plaintiff alleges that certain payments received by Arthur M. Goldberg, in connection with the merger of Bally into Hilton in December 1996, involved breaches of fiduciary duty which denied other Bally shareholders an opportunity to sell their shares to Hilton or any other bidder at the best possible price. The plaintiff seeks injunctive relief enjoining the Bally-Hilton merger, disgorgement of profits, and unspecified damages. In orders dated May 13, 1997 and February 3, 1998, the trial court dismissed the litigation. The plaintiff appealed and on January 25, 1999, the Delaware Supreme Court reversed the dismissal order and remanded the case to the Court of Chancery for further proceedings.

ATLANTIC CITY LITIGATION

    On September 9, 1997, Mirage Resorts, Inc. ("Mirage") commenced an action in the United States District Court for the Southern District of New York. Named as defendants were Park Place, Trump Hotel & Casino Resorts ("THCR"), and the allegedly controlling shareholder of THCR. The complaint alleged that the defendants violated the Sherman Antitrust Act, committed tortious interference with prospective economic advantage, and induced a breach of fiduciary duty in connection with Mirage's efforts to develop a casino resort in Atlantic City, New Jersey. Injunctive relief and compensatory and punitive damages in unspecified amounts were sought. In February 2000, the plaintiff dismissed its action with prejudice and without cost to Park Place, other than the payment of its own costs and expenses incurred in defending the action.

SLOT MACHINE LITIGATION

    On April 26, 1994, William H. Poulos brought a class action in the U.S. District Court for the Middle District of Florida, Orlando Division captioned WILLIAM H. POULOS, ET. AL. V. CAESARS WORLD, INC. ET. AL., against 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Park Place. On May 10, 1994, another plaintiff filed a class action complaint in the United States District Court for the Middle District of Florida-WILLIAM AHEARN, ET. AL. V. CAESARS WORLD, INC. ET. AL.-alleging substantially the same allegations against 48 defendants, including Park Place. On September 26, 1995, a third action was filed against 45 defendants, including Park Place, in the U.S. District Court for the District of Nevada-LARRY SCHREIER, ET. AL. V. CAESARS WORLD, INC. ET. AL. The court consolidated the three cases in the U.S. District Court for the District of Nevada under the case caption WILLIAM H. POULOS, ET. AL. V. CAESARS WORLD, INC. ET. AL.

    The consolidated complaints allege that the defendants are involved in a scheme to induce people to play electronic video poker and slot machines based on false beliefs regarding how such machines operate and the extent to which a player is likely to win on any given play. The actions included claims under the federal Racketeering Influenced and Corrupt Organizations Act, fraud, unjust enrichment and negligent misrepresentation, and seek unspecified compensatory and punitive damages. The case has not been certified as a class action.

GRAND CASINOS

INDEMNIFICATION OF PARK PLACE

    Grand Casinos, Inc., and its subsidiaries are parties to various lawsuits arising out of actions prior to Grand's merger with Park Place. Any liabilities with respect thereto are an obligation of Grand, and Grand is to be indemnified by Lakes Gaming, Inc. ("Lakes") (the company that retained the non-Mississippi business of Grand prior to the merger) for certain liabilities. If Lakes is unable to satisfy its indemnification obligations, Grand will be responsible for any liabilities, which could have a material adverse effect on Park Place.

    As security to support Lakes' indemnification obligations to Grand, Lakes agreed to irrevocably deposit, in trust for the benefit of Grand, a total sum of $30 million. The trust will be funded with four annual installments of $7.5 million during the four-year period subsequent to December 31, 1998. The first annual installment payment was made in December 1999.

GRAND SECURITIES LITIGATION

    Grand and certain of Grand's current and former officers and directors are defendants in IN REGRAND CASINOS, INC. SECURITIES LITIGATION, filed on
September 9, 1996 in the United States District Court in Minnesota. This action arises out of Grand's involvement in the Stratosphere project in which Grand was a dominant shareholder. The plaintiffs in the action, who are current or former Grand shareholders, seek to pursue the action as a class action, alleging securities fraud, insider trading and the making of false statements concerning the Stratosphere project.

STRATOSPHERE SECURITIES LITIGATION

    Grand and certain persons who have been indemnified by Grand, including certain former and current Grand officers and directors, are defendants in legal actions filed on August 5, 1996 in the United States District Court, District of Nevada (MICHAEL CEASAR V. STRATOSPHERE CORPORATION ET. AL.) and on August 16, 1996 in the District Court, Clark County, Nevada (OPITZ ET. AL. V. STRATOSPHERE CORPORATION ET. AL.). These actions arise out of Grand's involvement in the Stratosphere Tower, Casino and Hotel project in Las Vegas, Nevada. Grand was a dominant shareholder of Stratosphere. The state court action has been stayed pending resolution of the federal court action.

    The plaintiffs in the actions, who are present or former shareholders of Stratosphere Corporation, seek to pursue the actions as class actions. The complaints seek unspecified damages for allegations that the defendants concealed material information and made false positive statements about the Stratosphere, which caused the value of the Stratosphere stock to be inflated. In April 1998, a motion to dismiss submitted by Grand was partially granted. By order dated October 4, 1999, the court granted in part and denied in part a motion for summary judgment filed by Grand. The plaintiffs are pursuing the claims that survived the motion to dismiss and summary judgment.

STRATOSPHERE STAND-BY EQUITY COMMITMENT

    Grand is a defendant in STRATOSPHERE LITIGATION, L.L.C. V. GRAND
CASINOS, INC. A MINNESOTA CORPORATION, pending in the United States District Court of Nevada. In March 1995, Grand entered into a Standby Equity Commitment Agreement with Stratosphere in which Grand agreed, subject to certain terms and conditions, to purchase up to $20 million of additional equity in Stratosphere during each of the first three years Stratosphere operated if Stratosphere's consolidated cash flow during each of such years did not exceed $50 million. The enforceability of the Standby Equity Commitment is the subject of litigation in the U.S. Court for the District of Nevada as a result of an action brought by the Trustee in Bankruptcy for the Stratosphere. On February 19, 1998, the U.S. Bankruptcy Court for the District of Nevada ruled in favor of Grand that the Standby Equity Commitment is not enforceable in Bankruptcy Court as a matter of law. Grand has filed for summary judgment in the U.S. District Court action on the basis of that ruling.

    On November 7, 1997, Stratosphere filed its Second Amended Plan, which was approved by the Bankruptcy Court and declared effective on October 14, 1998. Pursuant to the Second Amended Plan, Stratosphere common stock that was outstanding prior to the effective date of the Second Amended Plan was cancelled. The Second Amended Plan contemplates the formation of a new limited liability company which will own and pursue certain alleged claims and causes of action that Stratosphere and other persons may have against numerous third parties, including Grand and/or officers and/or directors of Grand. The Second Amended Plan contemplates capitalizing this new limited liability company with an investment of $5 million.

STRATOSPHERE PREFERENCE ACTION

    On February 12, 1998, Stratosphere filed a complaint in the United States Bankruptcy Court in and for the District of Nevada against Grand and Grand
Media & Electronics Distributing, Inc. ("Grand Media"), a wholly owned subsidiary of Grand, seeking recovery of approximately $5.7 million in total fees paid by Stratosphere to Grand as management fees and for costs and expenses under a management agreement between Stratosphere and Grand, and to Grand Media for electronic equipment purchased by Stratosphere from Grand Media. Stratosphere claims in its complaint that such amounts are recoverable by Stratosphere as preferential payments under bankruptcy law.

OTHER

    Park Place and its subsidiaries are involved in various other legal proceedings relating to routine matters incidental to our business. While any proceeding or litigation has an element of uncertainty, management believes that the final outcome of these matters is not likely to have a material adverse effect upon the Company's results of operations or financial position.

NOTE 18. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       1(ST)      2(ND)      3(RD)      4(TH)
                                                      QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                                      --------   --------   --------   --------   --------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 1999
Revenues............................................   $ 748      $ 739      $ 839      $  850     $3,176
Operating income....................................     119        101        100          79        399
Net income..........................................      45         40         34          17        136
Basic EPS(1)........................................    0.15       0.13       0.11        0.06       0.45
Diluted EPS(1)......................................    0.15       0.13       0.11        0.05       0.44

YEAR ENDED DECEMBER 31, 1998
Revenues............................................   $ 575      $ 574      $ 591      $  565     $2,305
Operating income....................................      92         95         92          23        302
Net income (loss)...................................      39         41         38          (9)       109
Basic EPS(1)........................................    0.15       0.16       0.15       (0.03)      0.42
Diluted EPS(1)......................................    0.15       0.16       0.15       (0.03)      0.42

------------------------

(1) The sum of Basic and Diluted EPS for the four quarters may differ from the annual EPS due to the required method of computing weighted average number of shares in the respective periods.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Starwood Hotels & Resorts Worldwide, Inc.:

    We have audited the accompanying combined consolidated balance sheets of Starwood Hotels & Resorts Worldwide, Inc. Gaming Operations To Be Sold to Park Place Entertainment Corporation (the "Company") as described in Note 1 to the Financial Statements as of December 31, 1998 and 1997, and the related combined consolidated statements of operations, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Sheraton Casinos Nova Scotia, which includes: the Sheraton Halifax and Sheraton Sydney, which statements reflect total assets, total revenues and operating income of 2.0%, 3.3% and 16.0% in 1998, and 1.6%, 3.9% and 18.2% in
1997, respectively of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as described in Note 1 to the Financial Statements as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

    As explained in the Note 2 to the Financial Statements, effective January 1, 1997, the Company changed its method of accounting for start-up costs.

                                                         ARTHUR ANDERSEN LLP

New York, New York
May 21, 1999

                                AUDITORS' REPORT

To the Partners of METROPOLITAN
ENTERTAINMENT GROUP, OPERATING
AS SHERATON CASINOS NOVA SCOTIA

    We have audited the balance sheets of METROPOLITAN ENTERTAINMENT GROUP OPERATING AS SHERATON CASINOS NOVA SCOTIA (the "Partnership") as at December 31, 1998 and 1997, and the statements of income, partners' equity and cash flow for the years then ended (not included herein). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the partnership as at December 31, 1998 and 1997, and the results of its operations and the changes in its financial position for the years then ended in accordance with accounting principles generally accepted in Canada.

                                              Ernst & Young, LLP
                                              Chartered Accountants

Halifax, Canada
January 29, 1999

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
                      COMBINED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                         AS OF DECEMBER 31,
                                                       -----------------------         AS OF
                                                          1998         1997      SEPTEMBER 30, 1999
                                                       ----------   ----------   ------------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................  $  102,664   $   63,488       $   79,118
  Receivables, net...................................     122,860      136,933          101,968
  Inventories........................................      15,341       16,226           17,928
  Prepaid expenses and other.........................      31,884       39,892           29,391
                                                       ----------   ----------       ----------
Total current assets.................................     272,749      256,539          228,405
                                                       ----------   ----------       ----------
Property and equipment, net..........................   1,992,590    1,767,408        1,981,507
Goodwill, net........................................     983,748    1,010,389          963,252
Investments..........................................      47,898       17,684           60,055
Other assets.........................................      92,729       90,933           89,274
                                                       ----------   ----------       ----------
                                                       $3,389,714   $3,142,953       $3,322,493
                                                       ==========   ==========       ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............  $  216,620   $  234,098       $  168,983
  Current maturities of long-term debt and capital
    leases...........................................      10,212        4,033           11,104
  Accrued taxes payable..............................      28,469       34,533           25,005
                                                       ----------   ----------       ----------
Total current liabilities............................     255,301      272,664          205,092
Due to parent and affiliates.........................   1,134,157      886,811        1,309,038
Long-term debt and capital leases, net of current
  maturities.........................................     165,815      166,444           31,261
Deferred income taxes, net...........................      79,717       63,037           80,365
Other non-current liabilities........................      31,156       38,296           27,742

Commitments and Contingencies

Minority interest....................................      11,167        3,641            8,608

Shareholder's equity:
  Starwood/ITT investment............................   1,227,264    1,227,264        1,227,264
  Retained earnings..................................     489,014      483,303          434,216
  Cumulative translation adjustment..................      (3,877)       1,493           (1,093)
                                                       ----------   ----------       ----------
Total shareholder's equity...........................   1,712,401    1,712,060        1,660,387
                                                       ----------   ----------       ----------
Total liabilities and shareholder's equity...........  $3,389,714   $3,142,953       $3,322,493
                                                       ==========   ==========       ==========

              The accompanying notes to the combined consolidated financial statements are an integral part of these statements.

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
                   COMBINED CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                          YEARS ENDED         NINE MONTHS ENDED
                                                         DECEMBER 31,           SEPTEMBER 30,
                                                     ---------------------   --------------------
                                                       1998        1997        1999        1998
                                                     ---------   ---------   ---------   --------
                                                                                 (UNAUDITED)
Revenues:
  Casino...........................................  $ 936,649   $ 898,244   $ 808,045   $703,157
  Hotel............................................    104,968      57,302      89,534     78,448
  Food and beverage................................    101,190      68,416      82,871     74,579
  Earnings of unconsolidated affiliate.............     16,151      14,040      25,983     11,851
  Other............................................     97,622      85,165      78,558     83,798
                                                     ---------   ---------   ---------   --------
Total revenues.....................................  1,256,580   1,123,167   1,084,991    951,833

Costs and expenses:
  Casino...........................................    527,597     537,064     444,062    393,906
  Hotel............................................     32,570      18,724      25,036     23,907
  Food and beverage................................     87,998      60,177      70,788     65,359
  Other operating expenses.........................     50,094      51,387      47,976     49,109
  Selling, general and administrative..............    207,886     167,735     193,429    150,235
  Pre-opening expenses.............................     41,661      20,878         934     34,900
  Depreciation and amortization....................    143,291      73,854     132,830     95,689
  Provision for doubtful accounts..................     29,903      39,065      18,373     17,174
  Special charges..................................     39,000      62,481          --     39,000
                                                     ---------   ---------   ---------   --------
Total costs and expenses...........................  1,160,000   1,031,365     933,428    869,279
                                                     ---------   ---------   ---------   --------
  Operating income before management service
    fees...........................................     96,580      91,802     151,563     82,554
  Management service fees..........................     32,705      28,711      24,181     24,776
                                                     ---------   ---------   ---------   --------
Operating income...................................     63,875      63,091     127,382     57,778

Other (income) expense:
  Interest expense, net............................     26,143      11,053      48,944     18,313
  Minority interest................................    (10,675)        632      (2,034)    (5,762)
                                                     ---------   ---------   ---------   --------
Income before income taxes, extraordinary item and
  cumulative effect of accounting change...........     48,407      51,406      80,472     45,227
  Provision for income taxes.......................     28,507      30,335      38,881     24,932
                                                     ---------   ---------   ---------   --------
Income before extraordinary item and cumulative
  effect of accounting change......................     19,900      21,071      41,591     20,295
Extraordinary item, net............................         --          --       1,713         --
Cumulative effect of accounting change.............         --       5,180          --         --
                                                     ---------   ---------   ---------   --------
Net income.........................................  $  19,900   $  15,891   $  39,878   $ 20,295
                                                     =========   =========   =========   ========

              The accompanying notes to the combined consolidated financial statements are an integral part of these statements.

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
            COMBINED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                 (IN THOUSANDS)

                                                              YEARS ENDED        NINE MONTHS ENDED
                                                             DECEMBER 31,          SEPTEMBER 30,
                                                          -------------------   -------------------
                                                            1998       1997       1999       1998
                                                          --------   --------   --------   --------
                                                                                    (UNAUDITED)
Net income..............................................  $19,900    $15,891    $39,878    $20,295
Other comprehensive income (loss)
  Foreign currency translation arising during the
    period..............................................   (5,370)      (458)     2,784     (1,804)
                                                          -------    -------    -------    -------
Comprehensive income....................................  $14,530    $15,433    $42,662    $18,491
                                                          =======    =======    =======    =======

              The accompanying notes to the combined consolidated financial statements are an integral part of these statements.

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
                 COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                          YEARS ENDED            NINE MONTHS ENDED
                                                         DECEMBER 31,              SEPTEMBER 30,
                                                    -----------------------   -----------------------
                                                       1998         1997         1999         1998
                                                    ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
Net income........................................  $   19,900   $   15,891   $   39,878   $   20,295
Reconciliation of net income to net cash provided
  by operating activities:
  Depreciation and amortization...................     143,291       73,854      132,830       95,689
  Provision for doubtful accounts.................      29,903       39,065       18,373       17,174
  Special charges.................................      39,000       35,472           --       39,000
  Earnings in excess of distributions from
    unconsolidated affiliates.....................      (8,104)      (7,277)     (11,800)      (7,543)
  Changes in assets and liabilities due to
    operating activities:
    Receivables, net..............................     (30,030)     (49,476)       2,519      (18,239)
    Inventories...................................         885       (2,207)      (2,587)       1,657
    Prepaid expenses and other....................     (16,792)     (29,998)       2,493       (9,397)
    Accounts payable and accrued expenses.........     (17,478)      53,559      (52,356)     (49,397)
    Accrued and deferred income taxes.............      10,616       31,641       18,156       26,193
  Other, net......................................      (7,993)     (34,453)      (6,268)      (2,096)
                                                    ----------   ----------   ----------   ----------
        Net cash provided by operating
          activities..............................     163,198      126,071      141,238      113,336

Cash flows from investing activities:
  Purchases of property and equipment.............    (329,946)    (672,414)     (92,159)    (272,143)
  Investments in joint ventures...................     (22,110)          --         (357)      (2,151)
                                                    ----------   ----------   ----------   ----------
        Net cash used in investing activities.....    (352,056)    (672,414)     (92,516)    (274,294)

Cash flows from financing activities:
  Proceeds from long-term borrowings..............       6,831       26,022       28,994        6,831
  Payments of long-term borrowings................      (1,281)     (27,721)    (162,656)      (4,800)
  Net (payments) borrowings from affiliates.......     247,346      574,956      174,881      188,620
  Payment of dividends and equity transactions
    with affiliates...............................     (14,188)     (36,829)    (110,928)     (17,327)
  Minority interest...............................     (10,674)       2,237       (2,559)      (5,761)
                                                    ----------   ----------   ----------   ----------
        Net cash (used in) provided by financing
          activities..............................     228,034      538,665      (72,268)     167,563

Increase (decrease) in cash and cash
  equivalents.....................................      39,176       (7,678)     (23,546)       6,605
Cash and cash equivalents at the beginning of
  year............................................      63,488       71,166      102,664       63,488
                                                    ----------   ----------   ----------   ----------
Cash and cash equivalents at the end of year......  $  102,664   $   63,488   $   79,118   $   70,093
                                                    ==========   ==========   ==========   ==========
Supplemental cash flow disclosures:
  Interest paid to third parties, net of amounts
    capitalized...................................  $    1,932   $       --   $    6,021   $       --
                                                    ==========   ==========   ==========   ==========
  Income taxes paid...............................  $   17,077   $   10,335   $      205   $    5,155
                                                    ==========   ==========   ==========   ==========

              The accompanying notes to the combined consolidated financial statements are an integral part of these statements.

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
              NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The financial statements include certain gaming operations of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") to be sold to Park Place Entertainment Corporation ("PPE") pursuant to a definitive agreement entered into between Starwood and PPE on April 27, 1999. The gaming operations include Caesars World, Inc., comprised primarily of Caesars Palace, Caesars Atlantic City, Caesars Tahoe, Caesars Indiana, and its equity investments in casinos in South Africa, Manila and Canada, and the Sheraton Tunica, Sheraton Halifax and Sheraton Sydney (collectively the "Company"). All significant intercompany balances and transactions within the Company have been eliminated. Investments in unconsolidated affiliates are stated at cost adjusted by equity in undistributed earnings.

    Prior to February 23, 1998, the Company was owned by ITT Corporation ("ITT") upon which date ITT was acquired by Starwood ("ITT Merger"). The acquisition was treated as a reverse purchase for financial accounting purposes, whereupon, ITT continued as the surviving corporation for accounting purposes. Accordingly, no adjustments have been made to the carrying amounts of assets and liabilities as a result of the Starwood acquisition.

INTERIM FINANCIAL INFORMATION

    The combined consolidated financial statements for the nine months ended September 30, 1999 and 1998 included herein have been prepared by the Company, without audit. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair statement of results for the interim periods have been made. The results for the nine-month periods are not necessarily indicative of results to be expected for the full fiscal year.

NATURE OF OPERATIONS

    The Company is primarily engaged in the ownership, operation and development of gaming facilities. The Company's gaming operations are located in several key domestic jurisdictions and in certain countries outside the United States.

CASINO REVENUE AND PROMOTIONAL ALLOWANCES

    Casino revenue represents the net win from gaming wins and losses. Revenue excludes the retail value of rooms, food, beverage, entertainment and other promotional allowances provided on a complimentary basis to customers. The estimated retail value of these promotional allowances was $174,267 and $139,979 for the years ended December 31, 1998 and 1997, respectively. The estimated costs of providing such promotional allowances have been classified primarily as casino costs and expenses as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Rooms...................................................  $ 27,391   $ 21,789
Food and beverage.......................................    86,271     77,702
Other operating expenses................................    10,807     11,173
                                                          --------   --------
                                                          $124,469   $110,664
                                                          ========   ========

CURRENCY TRANSLATION ADJUSTMENT

    Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates and the related translation gains and losses are reflected in shareholder's equity.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

GOODWILL

    Goodwill arose in connection with the acquisition of Caesars World, Inc. by ITT in 1995 and is amortized using the straight-line method over 40 years. Accumulated amortization was $108,248 and $80,542 at December 31, 1998 and 1997, respectively.

    The Company periodically reviews the carrying value of goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

INVENTORIES

    Inventories are stated at the lower of cost or market, determined principally on the first-in, first-out basis.

PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost and includes interest on funds borrowed to finance construction. Capitalized interest was $11,381 and $24,878 in 1998 and 1997, respectively. Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

Buildings and improvements....................  5 to 40 years
Leasehold improvements........................  3 to 40 years
Furniture, fixtures and equipment.............  2 to 10 years

    Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

    The Company reviews the carrying value of its assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based upon expected undiscounted cash flows, then a loss is recognized in the income statement reducing the carrying amount of the asset to fair value.

AMORTIZATION OF LOAN COSTS

    Debt discount and loan issuance costs in connection with long-term debt are capitalized and amortized to interest expense during the period the debt is outstanding using the effective interest method.

INCOME TAXES

    The Company's domestic operations are in Starwood's consolidated Federal income tax return. The Company records income taxes based upon the amount that would have been incurred had each company filed a separate return. The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided for temporary differences between book and tax recognition of revenues and expenses.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

    The Company extends credit to certain casino patrons, a substantial portion of whom reside in countries other than the United States, following background investigations and evaluation of credit worthiness. The Company maintains an allowance for doubtful casino accounts receivable which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends or other significant events in the countries in which such customers reside. Although management believes the allowance is adequate, the estimated amount of cash collections with respect to the casino accounts receivable could change.

NOTE 2. CHANGE IN ACCOUNTING PRINCIPLE

    Effective January 1, 1997, the Company changed its method of accounting for start-up costs on major gaming projects to expense these costs as incurred. Prior to 1997, the Company capitalized these costs and amortized them over a three-year period. The Company's 1997 results include a charge of $7,970 before income taxes of $2,790 as the cumulative effect of this accounting change.

NOTE 3. SPECIAL CHARGES

    In 1998, the Company abandoned plans to develop a shared services group within the gaming business and wrote-off its investment relating to information systems under development which aggregated approximately $24.8 million. Additionally, reserves related to certain casino accounts receivables have been recorded as special charges (See
Note 5).

    In November 1997, ITT entered into a definitive agreement to be acquired by Starwood. As a result, the Company recorded a special charge of approximately $27 million relating to the conversion of the accounting for stock options issued to employees of the Company under the ITT Stock Option Plan to variable accounting due to limited stock appreciation rights subject to exercise.

    In 1997, the Company also deferred or abandoned a number of potential development projects and wrote-off costs associated with such projects which aggregated approximately $35.5 million. The decision to defer or abandon such projects resulted from the uncertainties caused by the potential change in control of ITT following Hilton Hotels Corporation unsolicited takeover offer in February 1997.

NOTE 4. NEW ACCOUNTING PRONOUNCEMENTS

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and displaying of comprehensive income and its components. The Company has included the required statements of comprehensive income in the accompanying financial statements.

    In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Statement requires the Company to report segment financial information consistent with the presentation made to the Company's management for decision making purposes. The Company is managed as one segment and all revenues are derived solely from casino operations and related activities.

    For the years ended December 31, 1998 and 1997, approximately 6% of total revenues and approximately 46% and 48%, respectively, of operating income was derived from the Company's foreign operations.

NOTE 5. RECEIVABLES

    Components of receivables were as follows:

                                                            AT DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Accounts and notes receivable
  Casino................................................  $135,992   $181,137
  Hotel.................................................    13,092      8,067
  Other.................................................    22,989     15,218
                                                          --------   --------
                                                           172,073    204,422
Less allowance for doubtful accounts....................   (49,213)   (67,489)
                                                          --------   --------
                                                          $122,860   $136,933
                                                          ========   ========

    In the third quarter of 1998, due to the economic deterioration in Asia, the Company recorded an additional marker reserve of approximately $14 million.

    At December 31, 1998 and 1997, approximately 58% and 61%, respectively, of the Company's casino receivables were from customers whose primary residence is outside the United States with one country making up approximately 22% of the total gross casino receivables.

NOTE 6. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                          AT DECEMBER 31,
                                                      ------------------------
                                                         1998         1997
                                                      ----------   -----------
Land................................................  $  423,757   $   368,101
Buildings and improvements..........................   1,247,054       705,699
Leasehold improvements..............................      72,261        64,446
Furniture, fixtures and equipment...................     434,048       222,507
Construction in progress............................      58,346       549,832
                                                      ----------   -----------
                                                       2,235,466     1,910,585
Less accumulated depreciation and amortization......    (242,876)     (143,177)
                                                      ----------   -----------
                                                      $1,992,590   $ 1,767,408
                                                      ==========   ===========

NOTE 7. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

    In 1998, Caesars World, Inc. entered into a joint venture agreement with Global Resorts, Inc., and the Black Empowerment Group to operate Caesars Gauteng, a temporary casino, located in Johannesburg, South Africa. The permanent casino, being built on the same site, is expected to be completed in 2000. The Company is to receive 50% of the management fee, based on 5% of net revenues. During 1998, the Company contributed $22,111, representing its 25% ownership interest in the joint venture. The temporary facility opened in the middle of December 1998, therefore, the joint venture had no significant income or losses from operations for the year.

    In 1993, Caesars World, Inc. entered into a 50/50 joint venture agreement with Hilton Hotels Corporation to operate Windsor Casino, Limited located in Windsor, Canada. As of December 31, 1998 and 1997, Caesars World, Inc.'s investment in this joint venture was $25,787 and $17,684, respectively. For the years ended December 31, 1998 and 1997, Caesars World, Inc. earned income of $16,151 and $14,040, respectively, in relation to this joint venture. No cash advances have been made by Caesars World, Inc. to this joint venture during 1998 and 1997.

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consisted of the following:

                                                            AT DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Accounts payable........................................  $ 20,775   $ 15,165
Chip float..............................................    23,848     23,895
Construction payable....................................    24,693     75,095
Accrued salaries, wages and employee benefits...........    40,779     27,607
Other accrued expenses..................................   106,525     92,336
                                                          --------   --------
                                                          $216,620   $234,098
                                                          ========   ========

NOTE 9. LONG-TERM DEBT

    Long-term debt including capital leases consisted of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Senior subordinated notes, due August 15, 2002, at 8 7/8
  percent payable semi-annually in February and August......  $150,000   $150,000
Note payable to vendor due November 1999, in monthly
  installments of $158, including interest at 10% per
  annum.....................................................     1,655      1,655
Mortgage note, due September 2011, in monthly installments
  of $100, including interest at 10% per annum; with a
  balloon payment of $500 at September 25, 2011.............       807        842
Harrison County Facility Loan, due ratably over three-year
  period beginning 1999, including interest at 8% per
  annum.....................................................     1,798         --
Capital lease obligations (See Note 11).....................    21,767     17,980
                                                              --------   --------
                                                               176,027    170,477
Less current maturities.....................................   (10,212)    (4,033)
                                                              --------   --------
                                                              $165,815   $166,444
                                                              ========   ========

    On August 15, 1992, Caesars World, Inc. issued $150,000 of 8 7/8 percent Senior Subordinated Notes (the "Notes") that mature in 2002. The Notes are subordinated to all senior indebtedness (as defined in the Indenture) and the Notes are effectively subordinated to liabilities of the Company's subsidiaries and are senior in the right of payment to other subordinated indebtedness. The Notes are redeemable at the Company's option, in whole or in part, beginning August 15, 1997, at a premium price of 103.27 percent, declining annually to par at August 15, 2000, and thereafter. The original issue discount and costs are being amortized over the term of the Notes. The Notes were redeemed in August 1999.

    The Notes contain covenants, among others, that require the maintenance of certain financial ratios and include restrictions on the Company and its subsidiaries with respect to additional debt, dividends, stock repurchases, sales of certain assets, investments and capital expenditures, mergers, consolidations and similar transactions, liens, acquisitions, disposition of property, and prepayment of other debt.

    The annual maturities of long-term debt, excluding capital leases, as of December 31, 1998, follow:

YEAR ENDING DECEMBER 31,
------------------------
1999........................................................  $  2,870
2000........................................................       619
2001........................................................        21
2002........................................................   150,023
2003........................................................        26
Thereafter..................................................       701
                                                              --------
                                                              $154,260
                                                              ========

NOTE 10. INCOME TAXES

    The Company determines its provision for income taxes and related asset and liability accounts on a separate entity basis. Income tax data from continuing operations is as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
Pretax income
  U.S.....................................................  $21,000    $21,291
  Foreign.................................................   27,407     30,115
                                                            -------    -------
                                                            $48,407    $51,406
                                                            =======    =======
Provision (benefit) for income tax
Current:
  Federal.................................................  $ 2,784    $ 1,288
  State...................................................   (2,851)       779
  Foreign.................................................   11,867     12,960
                                                            -------    -------
Total Current.............................................   11,800     15,027
Deferred:
  Federal.................................................   15,226     14,760
  State...................................................    1,481        548
  Foreign.................................................       --         --
                                                            -------    -------
Total Deferred............................................   16,707     15,308
                                                            -------    -------
                                                            $28,507    $30,335
                                                            =======    =======

    The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities were as follows:

                                                           AT DECEMBER 31,
                                                       -----------------------
                                                          1998         1997
                                                       ----------   ----------
Deferred tax assets:
  Bad debt reserves..................................  $   17,465   $   24,225
  Deferred compensation..............................       9,453        9,453
  Accrued expenses...................................      22,344       19,225
  Other..............................................      39,669       46,244
                                                       ----------   ----------
Total deferred tax asset.............................      88,931       99,147
                                                       ----------   ----------
Deferred tax liabilities:
  Depreciation.......................................     (35,348)     (28,598)
  Asset basis difference.............................    (100,587)    (100,587)
  Other..............................................     (32,713)     (32,999)
                                                       ----------   ----------
Total deferred tax liability.........................    (168,648)    (162,184)
                                                       ----------   ----------
Net deferred tax liability...........................  $  (79,717)  $  (63,037)
                                                       ==========   ==========

    The provision for income taxes differed from the amount computed at the statutory rate of 35% as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
Federal...................................................  $16,942    $17,992
State income taxes, net of federal benefit................     (891)       863
Foreign income taxes in excess of the statutory rate......    2,275      2,420
Non-deductible goodwill...................................    9,495      9,506
Other, net................................................      686       (446)
                                                            -------    -------
                                                            $28,507    $30,335
                                                            =======    =======

NOTE 11. LEASES

    The Caesars Tahoe land and building are leased pursuant to an operating lease which expires in 2004 and is renewable for two additional 25-year periods. The lease provides for a minimum rent of $2,831 for the period from August 1, 1997 to July 1, 1998, increasing by $75 per year on August 1, 1998 and in each subsequent year, and for percentage rent of 20 percent of the casino/hotel's net profit (as therein defined). Percentage rent expense included in selling, general and administrative expenses was $1,614 and $949 for the years ended December 31, 1998 and 1997, respectively. The aggregate fixed lease payments, including amounts paid on a mortgage note retired in prior years, are amortized on a straight-line basis over the remaining initial lease term. At December 31, 1998 and 1997, there was $5,318 and $6,516, respectively, of prepaid rent included in "Other Assets" related to this lease.

    At December 31, 1998, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

YEAR ENDING DECEMBER 31,                                   OPERATING   CAPITAL
------------------------                                   ---------   --------
1999.....................................................   $ 5,351    $ 7,342
2000.....................................................     5,045      7,150
2001.....................................................     4,785      7,149
2002.....................................................     4,623      2,188
2003.....................................................     4,250        917
Thereafter...............................................     9,600         --
                                                            -------    -------
Total minimum lease payments.............................   $33,654    $24,746
                                                            =======    =======
Less amount representing interest........................               (2,979)
Present value of minimum lease payments..................               21,767
Less current maturities..................................                7,342
                                                                       -------
Long-term obligations....................................              $14,425
                                                                       =======

    Rental expense was comprised of the following:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
Minimum rentals under lease obligations...................  $ 7,876    $ 7,868
Less sublease income......................................   (2,158)    (1,889)
Contingent rentals under operating and capital leases.....    2,123      1,800
                                                            -------    -------
                                                            $ 7,841    $ 7,779
                                                            =======    =======

NOTE 12. STOCK OPTIONS

    The Company participates in its parent's stock option plans. The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income would have been reduced to the pro forma amount of $13,312 for the year ended
December 31, 1998. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998: dividend yield of 3.0%; expected volatility of 47.6%; risk-free interest rate of 4.5%; and expected lives of three to four years for all options.

    At the date of the ITT Merger, each ITT stock option and related stock appreciation right that was outstanding became fully exercisable. In November 1997, due to the election of the holder of each ITT stock option to receive cash, Starwood Units or a combination, variable accounting required an expense to be recognized for the difference between the option price and the formula market price. There is no pro forma effect to income in 1997 as a result of this variable accounting.

    At December 31, 1998, Starwood had 564,000 and 606,914 options outstanding relating to Company employees at exercise prices of $49.19 and $54.85, respectively. There are 246,811 stock options exercisable with an exercise price of $54.85. During 1998, Starwood issued all of its stock options at market value and the weighted average fair value of these options was $18.54.

NOTE 13. EMPLOYEE BENEFIT PLANS

    The Company has defined benefit pension plans covering any officer or other employee designated as a key executive of the Company and its subsidiaries. The benefits are based on years of service (not to exceed 30) and the employee's highest five years of compensation during the last 10 years of employment. The Company has funded the vested benefits of certain current employees by making contributions to revocable trusts. Income earned by the trusts accrues to the benefit of the Company. At December 31, 1998, the amount in these revocable trusts was $14,854 and is recorded in "Other Assets." Such trusts shall become irrevocable in the event of a change of control (as defined).

    The following table sets forth the plans' status and amounts recognized in the Company's financial statements:

                                                            AT DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
CHANGE IN BENEFIT OBLIGATION:
Net benefit obligation at beginning of year.............  $ 18,102   $ 18,261
Service cost............................................     1,659      1,287
Interest cost...........................................     1,150      1,221
Actuarial (gain) loss...................................     2,206     (1,535)
Curtailments............................................    (4,100)        --
Gross benefits paid.....................................    (1,156)    (1,132)
                                                          --------   --------
Net benefit obligation end of year......................  $ 17,861   $ 18,102
                                                          ========   ========

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year..........  $     --   $     --
Employer contributions..................................     1,156      1,132
Gross benefits paid.....................................    (1,156)    (1,132)
                                                          --------   --------
Fair value of plan assets at end of year................  $     --   $     --
                                                          ========   ========

RECONCILIATION OF FUNDED STATUS:
Funded status at end of year............................  $(17,861)  $(18,102)
Unrecognized net actuarial (gain) loss..................        44     (1,736)
Unrecognized net transition obligation..................        --        189
                                                          --------   --------
Net amount recognized at end of year....................  $(17,817)  $(19,649)
                                                          ========   ========

    Assumptions used in accounting for the Company's defined benefit plans were:

                                                                AT DECEMBER 31,
                                                             ----------------------
                                                               1998          1997
                                                             --------      --------
Discount rate for obligations..............................   6.50%         7.25%
Rate of increase in compensation levels....................   5.00%         5.00%
Expected long-term rate of return on plan assets...........     N/A           N/A

    The periodic net pension expense included the following components:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1997
                                                             --------   --------
Service cost...............................................  $ 1,659     $1,287
Interest cost..............................................    1,150      1,222
Amortization of net transition amount......................       31         40
Recognized net gain........................................      (16)        --
                                                             -------     ------
SFAS 87 cost...............................................    2,824      2,549
Curtailment credit.........................................   (3,500)        --
                                                             -------     ------
Net periodic benefit cost..................................  $  (676)    $2,549
                                                             =======     ======

    Effective February 23, 1998, Starwood adopted the Company's 401(k)-retirement plan covering substantially all of its non-union employees. The plan provides for the Company to contribute 1 percent of certain compensation for eligible employees who may also contribute up to 5 percent of their base compensation to this plan and their contributions are matched by the Company in an amount equal to 50 percent of each employee's contribution. Employees may also contribute an additional 11 percent of base compensation to the plan, with certain limitations, which is not matched by the Company. The matching contributions vest to the employee ratably based on the employee's years of service and fully vest after five years of service. The Company's one percent contributions and all employee contributions vest immediately. The Company's basic one percent and matching contributions for the years ended December 31, 1998 and 1997 were $6,234 and $5,174, respectively.

    In addition to the Company's plans described above, union employees are covered by various multi-employer pension plans. The Company charged to expense approximately $4,347 and $3,639 in 1998 and 1997, respectively, for such plans. For the union sponsored plans, information from the plans' sponsors is not available to permit the Company to determine its share of unfunded vested benefits, if any.

NOTE 14. FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                                              1998                    1997
                                      ---------------------   ---------------------
                                      CARRYING                CARRYING
                                       AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                      --------   ----------   --------   ----------
Cash and cash equivalent............  $102,664    $102,664    $ 63,488    $ 63,488
Long-term debt......................   176,027     176,777     170,477     173,852

CASH AND CASH EQUIVALENTS

    The estimated fair value of cash and cash equivalents is estimated based on the quoted market price of the investments, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable investments.

LONG-TERM DEBT

    The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

NOTE 15. RELATED PARTY TRANSACTIONS

    Starwood charges the Company a management service fee equal to 2.75% of net revenues. The fee represents compensation for certain support services in the fields of management, operations, administration, finance, treasury, tax, personnel, accounting, legal, intellectual property, information systems, real estate and insurance applicable to the business operations of the Company. The service charge was $32,705 and $28,711 for the years ended December 31, 1998 and 1997, respectively.

    In addition, Starwood charges the Company interest associated with certain funds advanced to the Company. For the years ended December 31, 1998 and 1997, Starwood charged the Company $23,926 and $21,153, respectively, as interest expense.

    A subsidiary of the Company also advances to and receives funds and services with ITT Sheraton Corporation and its wholly owned subsidiary, Sheraton Gaming Corporation, for operating capital, construction funding, upper management payroll and benefits, reservation fees, and other marketing programs.

NOTE 16. COMMITMENTS AND CONTINGENCIES

DEVELOPMENT OBLIGATION

    The New Jersey Casino Control Act obligation provides, among other things, for an investment obligation on licensees based upon 1.25% of their gross casino revenues, as defined. This obligation may be satisfied by investing in qualified eligible direct investments, by purchasing bonds issued by the Casino Reinvestment Development Authority ("CRDA"), and/or by making qualified contributions. At December 31, 1998, all CRDA investment obligations had been substantially satisfied or prepaid.

CAESARS INDIANA

    RDI/Caesars Riverboat Casino LLC (the "LLC") is a limited liability company formed under the laws of the state of Indiana. The members of the LLC include Riverboat Development, Inc. and Roman Holding Corporation of Indiana, which is owned by the Company. Pursuant to an operating agreement between the members, certain equity and income (loss) allocations are provided. The agreement provides that if any member has a deficit balance in their capital account, the profits shall be allocated in proportion to those deficit balances until the capital accounts of all members have been increased to zero. Profits are next allocated so that the capital accounts of the members are proportionate to their Units (as defined in the agreement). Thereafter, profits are allocated so that RDI receives 25% of the LLC's profits less an imputed interest expense and Roman receives all remaining profits.

DISPUTE WITH NOVA SCOTIA GAMING CORPORATION

    Metropolitan Gaming Corporation (MEG), is a partnership between ITT Sheraton Canada Ltd. and Purdy's Wharf Developments Limited which operates the casinos in Halifax and Sydney. MEG is in dispute with the Nova Scotia Gaming Corporation over the expense treatment of the Goods and Services Tax and the Harmonized Sales Tax ("GST/HST") as it relates to deductibility for the purposes of the income guarantee as defined in the Operating Contract. The parties expect to enter into arbitration as provided for in the Contract. The outcome of the arbitration is binding on both parties and cannot be appealed. The maximum contingent liability related to the GST/HST dispute, including the effect of the income guarantee, in the event of an outcome which is unfavorable to MEG, is estimated to be approximately $14 million.

LICENSE RENEWAL

    During 1996, the New Jersey Casino Control Commission (the "CCC") renewed the Company's license to operate its casino hotel complex in Atlantic City. A casino license is not transferable, and must be renewed every four years by filing an application which must be acted upon by the CCC no later than 30 days prior to the expiration of the license then in force.

LITIGATION

    On April 26, 1994, William H. Poulos brought an action in the U.S. District Court for the Middle District of Florida, Orlando Division-William H. Poulos, ET AL V. CAESARS WORLD, INC. ET AL-Case No. 39-478-CIV-ORL-22--in which various parties (including the Company) alleged to operate casinos or be slot machine manufacturers were named as defendants. The plaintiff sought to have the action certified as a class action suit.

    An action subsequently filed on May 10, 1994 in the United States District Court for the Middle District of Florida--WILLIAM AHEARN, ET AL V. CAESARS WORLD, INC. ET AL--Case No. 94-532--CIV-ORL-22--made similar allegations and was consolidated with the Poulos action.

    Both actions included claims under the Federal Racketeering-Influenced and Corrupt Organizations Act and under state law, and sought compensatory and punitive damages. The plaintiffs claimed that the defendants are involved in a scheme to induce people to play electronic video poker and slot machines based on false beliefs regarding how such machines operate and the extent to which a player is likely to win on any given play.

    In December 1994, the consolidated actions were transferred to the U.S. District Court for the District of Nevada.

    On September 26, 1995, Larry Schreier brought an action in the U.S. District Court for the District of Nevada--LARRY SCHREIR, ET AL V. CAESARS WORLD, INC. ET AL-Case No. CV-95-00923-DWH (RJJ).

    The plaintiff's allegations in the Schreier action were similar to those made by the plaintiffs in the Poulos and Ahearn actions, except that Schreier claimed to represent a more precisely defined class of plaintiffs than Poulos or Ahearn.

    In December 1996, the court ordered the Poulos, Ahearn and Schreier actions consolidated under the title WILLIAM H. POULOS, ET AL V. CAESARS WORLD, INC. ET AL-Case No. CV-S-94-11236-DAE (RJJ)--(Base File), and required the plaintiffs to file a consolidated and amended complaint. On February 14, 1997, the plaintiffs filed a consolidated and amended complaint.

    In March 1997, various defendants filed motions to dismiss or stay the consolidated action until the plaintiffs submitted their claims to gaming authorities and those authorities considered the claims submitted by the plaintiffs.

    In December 1997, the court denied all of the motions submitted by the defendants, and ordered the plaintiffs to file a new consolidated and amended complaint. That complaint was filed in February

1998. The plaintiffs have filed a motion seeking an order certifying the action as a class action. Certain of the defendants have opposed the motion. The Court has not ruled on the motion.

    There are additional lawsuits currently pending against the Company arising in the normal course of business. Management believes the final disposition of the foregoing action will not have a material adverse effect on the Company's financial position or its results of operations.

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                                     [LOGO]

                  OFFER TO EXCHANGE UP TO $500,000,000 OF ITS

                   9 3/8% SENIOR SUBORDINATED NOTES DUE 2007

              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,

                         FOR UP TO $500,000,000 OF ITS
             OUTSTANDING 9 3/8% SENIOR SUBORDINATED NOTES DUE 2007

                                 -------------

                                   PROSPECTUS

                                 -------------

                                  MAY 9, 2000

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